AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1997

                                                     REGISTRATION NO. 333-18327
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                         CARIBINER INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7389                    13-3466655
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                              16 WEST 61ST STREET
                         NEW YORK, NEW YORK 10023-7604
                                (212) 541-5300
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               ----------------

                               ARTHUR F. DIGNAM
     EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER
                         CARIBINER INTERNATIONAL, INC.
                              16 WEST 61ST STREET
                         NEW YORK, NEW YORK 10023-7604
                                (212) 541-5300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                       COPIES OF ALL COMMUNICATIONS TO:
          BURTON LEHMAN, ESQ.                  MICHAEL W. BLAIR, ESQ.
       SCHULTE ROTH & ZABEL LLP                 DEBEVOISE & PLIMPTON
           900 THIRD AVENUE                       875 THIRD AVENUE
       NEW YORK, NEW YORK 10022               NEW YORK, NEW YORK 10022
            (212) 758-0404                         (212) 909-6000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED FEBRUARY 26, 1997
PROSPECTUS
                                1,878,200 SHARES


                                      LOGO
                                  COMMON STOCK

                                  -----------

  Of the 1,878,200 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Caribiner International, Inc. (together with its direct and indirect wholly-owned subsidiaries, "Caribiner" or the "Company") offered hereby (the "Offering"), 1,750,000 shares are being offered by the Company and 128,200 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange under the trading symbol "CWC." On February 6, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $47 1/8. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" COMMENCING ON PAGE 12 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY THE  SECURITIES
 AND  EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR  HAS
 THE  SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                                                           PROCEEDS TO
                                                PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                                                 PUBLIC      DISCOUNT(1)   COMPANY(2)(3)   STOCKHOLDERS
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 Per Share.................................       $              $              $              $
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 Total (3).................................      $              $              $              $

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(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, including expenses of Selling Stockholders (other than Underwriting Discount) estimated at $1,200,000.
(3) The Company and one of the Selling Stockholders have granted to the several Underwriters a 30-day option to purchase up to an aggregate of 281,730 additional shares of Common Stock to cover over-allotments, if any, of which 81,730 shares of Common Stock will be offered by the Company if all such additional shares are purchased. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to
    Company and Proceeds to Selling Stockholders will be $    , $    , $
    and $    , respectively. See "Underwriting."
                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about       , 1997.
                                  -----------
MERRILL LYNCH & CO.
          ALEX. BROWN & SONS
               INCORPORATED
                         FURMAN SELZ
                                                         SCHRODER WERTHEIM & CO.

                                  -----------
                  The date of this Prospectus is       , 1997.

The photographs presented on the inside front cover and inside back cover of this Prospectus depict events and projects produced by Caribiner International, Inc. and are not necessarily indicative of future projects, if any, to be produced for such clients.


[ONE PHOTO APPEARS HERE]

Caribiner designed and developed a Glove Box Video for each of the 1997 Ford Expedition, Mercury Mountaineer and Lincoln Mark VIII. In each case Caribiner handled virtually every aspect of the project from the initial concept through final production. A video accompanies the sale of each new vehicle and demonstrates the features, advantages and benefits of the vehicle to the buyer.


[ONE PHOTO APPEARS HERE]

Caribiner serves ARAMARK on-site at its corporate headquarters in Philadelphia. Work produced for ARAMARK includes: trade-show design, training, interactive technologies, video production, brochure design and printing, and on-going communication services.




[ONE PHOTO APPEARS HERE]

Caribiner produced the 1995 MCDONALD'S Operations Road Tour that traveled to five different locations in the U.S. and Canada and was performed 13 times for a total audience of nearly 10,000 store managers and operations personnel. The tour was designed to motivate, train, and inspire the attendees toward higher levels of achievement. Caribiner developed creative concepts and all staging and logistical support for the tour. Production elements included original video, executive speech writing, casting and development of original music, comedy and other theatrical components.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus. As used in this Prospectus, the terms "fiscal 1992," "fiscal 1993," "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to the Company's fiscal years ended September 30, 1992, 1993, 1994, 1995 and 1996, respectively. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, as used in this Prospectus, the terms "Company" and "Caribiner" mean Caribiner International, Inc., together with its direct and indirect wholly-owned subsidiaries.

                                  THE COMPANY

  Caribiner is a leading international producer of meetings, events and training programs and a provider of related business communications services that enable businesses to inform, sell to and train their sales forces, dealers, franchisees, partners, stockholders and employees. The Company believes its principal strengths are the depth of its creative, production and technical talent, its ability to consistently meet its clients' objectives and expectations and its ability to manage effectively and reliably a number of complex large-scale projects contemporaneously. Caribiner's clients are typically large companies that have a business need to communicate with sizable internal and external constituencies on a regular basis and include some of the world's largest companies in diverse industries. Major clients include the Ford Motor Co. (automotive), International Business Machines Corporation ("IBM") (information technology), Parke-Davis (pharmaceuticals), Holiday Inn Worldwide (lodging), Shell Oil Company (petroleum) and McDonald's Corporation (fast food). The Company has offices throughout the United States, as well as in London, Dubai and Hong Kong.

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through additional domestic and international acquisitions. Caribiner's revenue has grown from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $148.3 million in fiscal 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $227.1 million in fiscal 1996. (See "Unaudited Pro Forma Consolidated Financial Information.")

  Business activities and events that generate a need for business communications services include sales meetings, product launches, training and education of employees and dealers, development of strategic and organizational communications, conferences, stockholder meetings and other executive management presentations that are used to convey important information about the business and/or its products. Although no firm data exists with respect to the size of the business communications services industry and the number and size of competitors within the industry, management believes, based on its experience in the industry, that the business communications services industry in the United States and abroad is highly fragmented, that no one participant or small number of participants is dominant in the industry and that its competitors consist primarily of small, regional firms that do not have the resources to provide the full range of services offered by the Company.

  The Company offers a wide range of business communications services, including conceptualizing, planning and producing corporate meetings and events and providing audio visual equipment rentals, sales and related staging services for such meetings and events, developing training and educational materials relating to new job skills, products, systems and organizational processes, handling internal corporate communications and creating interactive trade show exhibits. The Company believes it has benefited from a trend among major corporations toward increased corporate outsourcing of meetings, events, training and communications. These services are delivered in all forms of media, including film, interactive technologies (including CD-ROM), videotape, slides, computer graphics and animation, print and multimedia. Examples of such engagements include:

  . The production of the automobile introduction shows for the complete line of 1997 Ford Motor Co. vehicles, which were attended by approximately 8,000 dealers and their guests and Ford employees in San Francisco over a two-week period in August, 1996. Beginning eight months prior to the introductions, the Company's personnel worked closely with Ford's management and product teams to develop the messages and themes which the automobile maker wanted to communicate to its dealers. Caribiner designed and constructed all sets and stage layouts, drafted corporate speeches made by Ford's management, choreographed the unveiling of the new 1997 vehicles to the dealers, produced several audio/visual presentations and arranged for live entertainment.

  . The introduction to approximately 1,400 sales people from two leading pharmaceutical companies of a new jointly-promoted product in February, 1996 in Orlando, Florida. Within the span of two months, the Company produced the entire event, which was designed to educate each of the companies' sales forces regarding a new antihistamine product. The Company custom-built and designed several meeting areas within a single large convention center, designed an interactive computer video game to test the sales persons' knowledge of the product, produced sketches to demonstrate the product's advantages over competing products, produced several videos, arranged for live entertainment and drafted speeches made by the companies' senior managers.

  . The development and delivery in October, 1995 of three interactive multimedia CD-ROM-based courses for a retailer focusing on product identification, customer service and technical equipment and procedures specific to a cashier's job. The courses utilized digital audio, still images, text and/or video and assessment questions.

  . The design of a 3,200 square foot exhibit for Philip Morris Companies, Inc. for use at the October, 1995 National Association of Convenience Stores trade show, which was attended by approximately 14,000 people, as well as the production of two videos and the design and supervision of all on-site activities, including two interactive exhibits.

  . The provision by Total Audio Visual Services ("TAVS") (a business acquired by the Company in September, 1996) of over 5,000 pieces of audio visual equipment (ranging from data projectors, video walls and concert sound systems to overhead projectors and flip charts) to Computer Associates International, Inc. in connection with its CA World '96 annual users' conference in New Orleans in August, 1996, which was attended by approximately 10,000 people. The Company also provided staging and convention and trade show support services with approximately 150 technicians and other personnel on site.

COMPETITIVE POSITION

  Market leader. The Company offers a full range of business communications services and a depth and breadth of creative, production, technical and organizational expertise that management believes, based on its experience in the industry, most of its competitors generally lack. Caribiner has established a track record of success in executing projects of various types and sizes, including multi-million dollar events, in a number of industries. Caribiner's projects are frequently high profile events where senior executives of a client, often the CEO, are presenting new information to the audience. As a result, Caribiner believes that confidence in a business communications services provider and its ability to execute effectively are of critical importance to clients. In addition, the Company believes that it has an advantage over smaller competitors in that its resources permit it to seek out and manage a number of large-scale projects contemporaneously. From fiscal 1993 to fiscal 1996, the number of clients to whom the Company provided services during the year grew from 65 to over 300.

  Strong client relationships. The Company's capabilities have resulted in its developing long-standing relationships and significant levels of revenue with numerous major clients. In fiscal 1996, Caribiner had revenue in excess of $1 million from each of 24 clients, many of which Caribiner has had relationships with for several years, compared with nine such clients in fiscal 1993. These 24 clients contributed revenue of $109.8 million in fiscal 1996. Such large accounts are often developed as a result of the Company's efforts to penetrate a number of different divisions and departments within a client. For example, for its largest client, Ford Motor Co., in fiscal 1996 Caribiner executed 160 projects of various sizes for numerous individual buyers of services in 21 Ford business units, including Ford Corporate, Ford Division, Lincoln-Mercury Division, Ford Fleet and Lease, Ford Export and Ford Credit.

  Expanding national and international presence. As part of the Company's strategy to expand its client base, increase its range of services and broaden its geographic coverage, over the last three years Caribiner has opened new offices in Boston, San Francisco, White Plains (NY) and Hong Kong, and acquired offices throughout the United States and in London and Dubai internationally. This expansion has provided strategic and operational benefits, which include enabling the Company to service clients more effectively by being in closer proximity to them, enabling the Company to serve the international needs of its clients, expanding and diversifying the Company's client base, securing the services of the acquired business' key executives and sales personnel, reducing costs by centralizing finance, administration and information technology functions and realizing purchasing advantages associated with increased economies of scale. The Company has also expanded the business communications services which it offers to clients to include the provision of audio visual equipment rentals, sales and related staging services through its recent acquisitions of TAVS and Video Supply Company, Inc. d/b/a Projexions Video Supply ("Projexions").

GROWTH STRATEGY

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through domestic and international acquisitions. To achieve this goal, Caribiner plans to
(i) increase penetration of existing accounts, (ii) develop new large accounts,
(iii) continue to diversify the range of services offered and (iv) continue expansion domestically and internationally through acquisitions and the opening of new offices.

  Increase penetration of existing accounts. The Company believes that it has demonstrated the ability to increase its penetration of existing accounts and to solve a wide range of business communications needs for its clients. The Company has identified and utilized a number of ways to establish and build a client relationship with a large account including:

  . securing a "blanket purchase order" or other agreement which enables decision makers within a client to award business to Caribiner without going through a bidding or selection process;

  . establishing a local presence to be in close proximity to a client and to ensure rapid response to clients; and

  . establishing an outsourcing relationship with a client for specific communications needs.

As a result, the Company has entered into agreements with several key accounts for a variety of business communications services. The terms of these agreements provide either specific event and service commitments or blanket purchase order arrangements, though these agreements are generally terminable by the client on short notice and do not provide for minimum levels of revenue. The Company currently has seven such agreements in place with clients, as compared to two such agreements at the end of fiscal 1994.

  Develop new large accounts. The Company intends to develop new large accounts by continuing to target clients that have significant or potentially significant business communications needs. The Company utilizes a number of techniques to develop new large accounts, including responding to requests for proposals, becoming a part of a company's regular "bid" list, pursuing client referrals, identifying prospects through research of a potential client's business communications needs (e.g., the status of product launches) and actively marketing to potential new clients. Sales and marketing personnel in each of Caribiner's offices identify potential client relationship opportunities and promote Caribiner's expertise and range of services.

  Continue to diversify the range of services offered. Caribiner believes there are significant opportunities to increase its penetration of accounts by promoting its capabilities in areas such as employee training and education and corporate communications, which can be utilized by clients either in conjunction with meetings and events or separately from them. Revenue for the Company's "non-meetings" business has increased from a relatively insignificant amount in fiscal 1993 to $18.0 million in fiscal 1995 and $33.5 million in fiscal 1996. Caribiner believes that continued efforts to promote its non-meetings business will result in increased usage of the Company's wide range of business communications services, strengthen ongoing client relationships and further expand its revenue base. Caribiner also believes there are attractive opportunities to continue expanding its position as a provider of audio visual equipment rentals and related staging services through internal growth and acquisitions. The Company believes that these services complement its other "meetings-related" activities.

  Continue expansion domestically and internationally. Caribiner intends to continue to expand domestically and internationally by making acquisitions in the business communications services industry and opening new offices to service existing or potential new clients. In making acquisitions, the Company will continue to focus on companies that have an existing or potential client base that lends itself to increased penetration subsequent to acquisition and that are in attractive markets. The Company believes that numerous acquisition candidates are available as a result of the fragmented nature of the industry. Since October, 1993, the Company opened four offices, made twelve acquisitions and acquired a contractual client relationship with a major corporation from another business communications services provider.

  Caribiner believes that its future worldwide opportunities are significant as a result of the global marketing approach undertaken by its clients as well as the size of the international business communications market.

RECENT ACQUISITIONS

  Since January, 1996, the Company has completed seven acquisitions. These acquisitions have broadened the business communications services offered by the Company, provided the Company with a significant international presence and enabled the Company to obtain relationships with large new clients.

  The TAVS Acquisition. In September, 1996, the Company acquired TAVS, a leading provider of audio visual equipment rentals, sales and related staging services, including hotel audio visual outsourcing services, in the United States. The acquisition of TAVS enables the Company to offer its own audio visual equipment and staging services for use at meetings and events serviced by the Company and reduce the Company's reliance on third party vendors. The Company also believes that since many TAVS clients are hotel properties whose business customers tend to book hotel facilities well in advance of meetings and events, and often prior to contacting a business communications services provider, it will have opportunities to benefit from cross-referral of customers. TAVS reported revenue of $45.9 million for the year ended December 31, 1995.

  The Blumberg Acquisition. In January, 1997, the Company acquired Blumberg Communications Inc. ("Blumberg"), a provider of audio visual equipment rentals, sales and related staging services, including hotel audio visual outsourcing services, in the upper mid-west and southern U.S. The Company is integrating Blumberg's operations with its existing operations, thereby expanding its presence in the geographic regions which Blumberg serves. Blumberg reported revenue of $42.3 million for the year ended May 31, 1996.

  The Spectrum Acquisition. In June, 1996, the Company acquired SCH International Limited ("Spectrum"), a leading London-based producer of meetings and events and provider of other business communications services, with a significant presence in the United Kingdom and Europe. Spectrum owns Spectrum Communications Limited and Mark Wallace Associates Limited ("MWA") in London and a joint venture interest in Spectrum Communications LLC in Dubai. The acquisition of Spectrum allowed the Company to establish an international presence and will enable it to serve the global needs of its domestic clients. Spectrum reported revenue of $20.5 million for the nine months ended March 31, 1996.

  The Projexions Acquisition. In January, 1997, the Company acquired Projexions, a provider of audio visual equipment rentals and related staging services, including hotel audio visual outsourcing services, in the southeastern U.S. The Company is integrating Projexions into its TAVS division, thereby strengthening the Company's position as a leading provider of hotel audio visual outsourcing services in that region. Projexions reported revenue of $17.7 million for the year ended December 31, 1995.

  The Koors Perry Acquisition. In January, 1996, the Company acquired Koors Perry & Associates, Inc. ("Koors Perry"), a regional business communications services provider based in Atlanta, Georgia. The Company integrated Koors Perry with its Atlanta office and has used it as a base from which to expand its presence in the southeastern U.S. Koors Perry reported revenue of $8.9 million for the nine months ended September 30, 1995.

  The Lighthouse Acquisition. In June, 1996, the Company acquired Lighthouse, Ltd. ("Lighthouse"), a leading midwestern business communications services provider. The Company integrated its Chicago office with the Lighthouse headquarters in Rolling Meadows, Illinois and such acquisition has enabled it to further expand its presence in the midwestern U.S. Lighthouse reported revenue of $10.4 million for the year ended December 31, 1995.

  The Rome Acquisition. In December, 1996, the Company acquired Rome Network, Inc. ("Rome"), a regional producer of meetings and events headquartered in San Francisco. The Company is integrating Rome into its San Francisco office, thereby expanding and strengthening its presence in the business communications services industry in the Northern California market. Rome reported revenue of $2.4 million for the year ended February 29, 1996.

BACKGROUND

  The Company was founded in 1989 by its Chairman of the Board and Chief Executive Officer, Raymond S. Ingleby, under the name Ingleby Enterprises Inc. and adopted its present name in December, 1995. The Company became a leader in the business communications market in June, 1992 when it acquired Caribiner, Inc., which was founded in 1970.

  In March, 1996, the Company consummated an initial public offering (the "Initial Public Offering") of its Common Stock, which included the sale by the Company of 2,878,014 shares of Common Stock. In connection with the Initial Public Offering, certain stockholders of the Company sold an additional 646,963 shares of Common Stock.

RISK FACTORS

  There are important risks associated with the Company's business, financial results and ability to implement its growth strategy. These risks include (i) uncertainties concerning the Company's ability to sustain, manage and finance future growth, (ii) the Company's current reliance on a small number of clients for a significant portion of its revenue, (iii) the Company's vulnerability to quarterly fluctuations in revenue, operating income and net income as a result of many factors, including the timing of clients' meetings and events and delays in or cancellations of clients' product launches and events and (iv) the dependence of the Company's success on its executive officers and other key employees, in particular Raymond S. Ingleby, its Chairman of the Board and Chief Executive Officer. Before purchasing shares of Common Stock offered hereby, prospective investors should consider carefully all of the information set forth in this Prospectus including, in particular, the information set forth under "Risk Factors."

                                  THE OFFERING

Common Stock offered:
  By the Company...................  1,750,000 shares
  By the Selling Stockholders......    128,200 shares
                                    -----------------
    Total..........................  1,878,200 shares
                                    =================
Common Stock to be outstanding
 after the
 Offering(a)....................... 11,394,091 shares
Use of Proceeds.................... The net proceeds to be received by the
                                    Company in connection with the sale by the
                                    Company of the shares of Common Stock
                                    offered hereby will be used to repay all
                                    outstanding bank borrowings (together with
                                    accrued interest) to make additional
                                    acquisitions of other companies in the
                                    business communications services industry,
                                    to fund working capital needs and for
                                    general corporate purposes.
                                    As of February 5, 1997, the Company had
                                    outstanding approximately $59.7 million in
                                    the aggregate in bank borrowings (including
                                    accrued interest).
New York Stock Exchange Symbol..... "CWC"

--------
(a) Excludes (i) 14,503 shares of Common Stock reserved for future grant under the Company's Non-Employee Directors' Stock Plan, (ii) 364,000 shares of Common Stock reserved under the Company's 1996 Stock Option Plan, with respect to which options to purchase 184,400 shares of Common Stock have been granted and options to purchase 8,600 shares of Common Stock are currently exercisable and (iii) 9,000 shares of Common Stock reserved pursuant to other options to purchase shares of Common Stock granted by the Company, all of which are currently exercisable. See "Capitalization," "Management--Director Compensation" and "Management--Incentive Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                        THREE MONTHS
                                                                            ENDED
                                 YEAR ENDED SEPTEMBER 30,               DECEMBER 31,
                         --------------------------------------------  ----------------
                         1992(A)   1993     1994     1995      1996     1995     1996
                         -------  -------  -------  -------  --------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
  Revenue............... $21,760  $50,107  $59,174  $81,131  $148,330  $20,407  $52,659
  Cost of revenue.......  15,767   34,907   39,724   54,312    99,797   13,341   34,829
                         -------  -------  -------  -------  --------  -------  -------
  Gross profit..........   5,993   15,200   19,450   26,819    48,533    7,066   17,830
  Selling, general and
   administrative
   expenses.............   7,321   12,551   14,349   19,306    30,442    6,456   14,356
  Non-cash compensation
   expense(b)...........     --       --       --       --      1,072       93      --
  Depreciation and
   amortization.........   3,064    3,852    2,137    2,330     3,142      604    1,704
  Write-off of certain       --     4,614      --       --        --       --       --
   intangibles(c)....... -------  -------  -------  -------  --------  -------  -------
   Total operating        10,385   21,017   16,486   21,636    34,656    7,153   16,060
    expenses............ -------  -------  -------  -------  --------  -------  -------
  Operating income
   (loss)...............  (4,392)  (5,817)   2,964    5,183    13,877      (87)   1,770
  Interest expense with
   related parties......     345    1,435    2,107    2,234     1,199      682      --
  Interest expense,          173      222      502    1,259       387      412      543
   other................ -------  -------  -------  -------  --------  -------  -------
  Income (loss) before
   taxes................  (4,910)  (7,474)     355    1,690    12,291   (1,181)   1,227
  Provision (benefit)         63       23       62      264     4,302     (283)     491
   for taxes............ -------  -------  -------  -------  --------  -------  -------
  Net income (loss).....  (4,973)  (7,497)     293    1,426     7,989     (898)     736
  Preferred stock           (120)    (517)    (582)    (655)     (327)    (176)     --
   dividends(d)......... -------  -------  -------  -------  --------  -------  -------
  Net income (loss)
   available to common   $(5,093) $(8,014) $  (289) $   771  $  7,662  $(1,074) $   736
   stockholders......... =======  =======  =======  =======  ========  =======  =======
  Net income (loss) per common share(e).   $  0.30  $  0.49  $   1.05  $ (0.07) $  0.08
                                           =======  =======  ========  =======  =======
OPERATING DATA:
  Number of clients for the
   period.......................       65       73      139       302
  Number of clients providing
   revenue in excess of
   $1 million for the period....        9       10       12        24
  Number of offices at end of
   period.......................        3        5       10        16

                                         YEAR ENDED        THREE MONTHS ENDED
                                    SEPTEMBER 30, 1996(F) DECEMBER 31, 1996(G)
                                    --------------------- --------------------
PRO FORMA, AS ADJUSTED, STATEMENT
OF OPERATIONS DATA:
  Revenue..........................       $227,063              $52,659
  Operating income.................         17,455                1,770
  Interest expense.................            109                  184
  Net income.......................         10,907                  952
  Net income per common share......           1.09(h)              0.09(i)
  Weighted average shares
   outstanding.....................          9,968(h)            10,145(i)

                                                        AS OF DECEMBER 31, 1996
                                                        ------------------------
                                                                        PRO
                                                          ACTUAL     FORMA(J)
BALANCE SHEET DATA:                                     ----------- ------------
  Working capital...................................... $    13,265 $    67,616
  Total assets.........................................     133,902     188,254
  Total debt, including accrued interest...............      24,795       1,795
  Stockholders' equity.................................      55,651     133,003

               See Notes to Summary Financial and Operating Data

                 NOTES TO SUMMARY FINANCIAL AND OPERATING DATA

(a) Prior to August, 1993, the Company was wholly-owned by Ingleby Communications Corporation ("ICC") and comprised substantially all of the operations of ICC. On June 30, 1992, the Company completed a private placement of securities to Warburg, the proceeds from which were used in part to acquire Caribiner, Inc. On August 3, 1993, ICC was merged into a wholly-owned subsidiary of the Company. See "The Company."

(b) Non-cash compensation expense for the year ended September 30, 1996 and for the three months ended December 31, 1995 of $1.1 million (or $0.13 per share) and $0.1 million (or $0.01 per share), respectively, resulted primarily from the vesting of non-voting common stock issued at a price lower than its fair market value under the Company's 1993 Management Stock Plan (the "Management Stock Plan"), which was terminated upon consummation of the Initial Public Offering.

(c) Reflects adjustment to net realizable value of certain intangibles, principally module and film libraries acquired in purchase business transactions.

(d) All preferred stock was converted into Common Stock in connection with the Initial Public Offering.

(e) Net income (loss) per common share is calculated on a pro forma basis for fiscal 1994, fiscal 1995 and fiscal 1996 and for the three months ended December 31, 1995 using the weighted average number of shares of Common Stock actually outstanding during the period, plus Common Stock issued pursuant to the Management Stock Plan and warrants to purchase Common Stock issued at prices below the Initial Public Offering price of $17.00 per share during the twelve months immediately preceding December 15, 1995 (the initial filing date of the Registration Statement relating to the Initial Public Offering) assuming such Common Stock was outstanding for all periods presented. In addition, pro forma net income per common share assumes conversion of the Company's 11.5% Convertible Promissory Note (the "Convertible Note") and the conversion of all outstanding shares of preferred stock into shares of Common Stock (which, in each case, occurred on March 15, 1996) as if such conversions occurred on October 1, 1993. Accordingly, pro forma net income per common share reflects adjustments (i) to eliminate the pre-tax interest expense of $1.7 million, $1.9 million, $0.9 million and $0.5 million incurred on the Convertible Note during each of fiscal 1994, fiscal 1995 and fiscal 1996 and for the three months ended December 31, 1995, respectively, and the tax effects thereof and (ii) to eliminate accrued preferred stock dividends. The pro forma weighted average shares used in this calculation are 6,550,851 for fiscal 1994, 6,620,003 for fiscal 1995, 8,245,107 for fiscal 1996 and 6,620,003 for the three months ended December 31, 1995.

(f) Adjusted to (i) decrease interest expense and preferred stock dividends by $1.9 million resulting from the repayment of substantially all outstanding bank borrowings and other long-term indebtedness of the Company from the proceeds of the Initial Public Offering and conversion of preferred stock to Common Stock as if such transactions occurred on October 1, 1995, (ii) reflect the acquisitions of each of Spectrum and TAVS as of October 1, 1995 and (iii) decrease pro forma interest expense by $1.7 million resulting from the repayment from the proceeds of the Offering of all bank borrowings that would have been incurred in connection with the acquisition of TAVS as if such acquisition had occurred on October 1, 1995. (See "Unaudited Pro Forma Consolidated Financial Information.") No adjustments have been made with respect to the acquisitions of Koors Perry, Lighthouse, Rome, Projexions and Blumberg.

(g) Adjusted to decrease interest expense by $0.4 million resulting from the repayment of all outstanding bank borrowings incurred in connection with the acquisitions of TAVS and Rome from the proceeds of the Offering as if such transactions occurred on October 1, 1996.

(h) Calculated using the weighted average number of shares of Common Stock outstanding during fiscal 1996, assuming that (i) 2,877,985 shares of Common Stock issued in connection with the Initial Public Offering and (ii) 433,236 shares of Common Stock issued in connection with the Offering, representing only that number of shares which would be required to generate net proceeds sufficient to repay indebtedness, including indebtedness incurred in connection with the acquisition of TAVS, were outstanding as of the beginning of the period.

(i) Calculated using the weighted average number of shares of Common Stock outstanding during the three months ended December 31, 1996, assuming that 512,364 shares of Common Stock issued in connection with the Offering, representing only that number of shares which would be required to generate net proceeds sufficient to repay indebtedness incurred in connection with the acquisition of TAVS and Rome, were outstanding as of the beginning of the period.

(j) Presented on a pro forma basis to give effect to the following transactions as if they occurred on December 31, 1996: (i) the receipt by the Company of net proceeds of approximately $77.4 million from the sale of 1,750,000 shares of Common Stock offered pursuant to the Offering at an assumed public offering price of $47.125 per share and (ii) the repayment with the proceeds of the Offering of bank borrowings that were incurred in connection with the acquisitions of TAVS and Rome.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business, before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions and
(ii) the Company's ability to control costs and maintain quality. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described below, or otherwise.

ABILITY TO MANAGE AND SUSTAIN GROWTH; GROWTH THROUGH DOMESTIC AND
INTERNATIONAL ACQUISITIONS

  The Company's future growth will depend on the acquisitions of competitors in new and existing markets, the opening of offices in new locations, increased penetration by the Company of existing accounts, development of new large accounts and diversification of services provided. Sustaining growth will also require additional management, operational and financial resources. With respect to the Company's plans to expand its business in part through acquisitions and opening new offices, there can be no assurance that the Company will have sufficient cash flow from operations or will be able to obtain adequate financing to pursue this aspect of the Company's growth strategy. Additionally, there can be no assurance that the Company will successfully identify, complete or integrate acquisitions or that any acquisitions or new offices, particularly those involving new services, such as the provision of audio visual equipment rentals, sales and related staging services, or new markets, such as those overseas, will perform as expected or will contribute significant revenue or profits to the Company. Certain of the businesses recently acquired by the Company reported net losses for their most recent fiscal years prior to being acquired, and the Company's future financial performance will in part depend on its ability to implement operational improvements in, or exploit potential synergies with, these acquired businesses. Since the Initial Public Offering, the Company has, in certain cases, pursued acquisitions of companies larger than those it had previously acquired. Such larger acquisitions may be more complex to integrate with the Company's existing business. The Company's current, and any future, overseas operations also are subject to currency fluctuations and other risks including adverse developments in the foreign political and economic environment, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. Consequently, there can be no assurance that the Company will be able to sustain its rate of growth or that the Company will be able to manage its growth effectively and profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business."

RELIANCE ON LARGE CLIENTS; KEY INDUSTRIES

  A significant portion of the Company's revenue is generated from a small number of large clients. Accordingly, the loss of a large client or clients could have a material adverse effect on the Company. The Company's ten largest clients accounted for approximately 60% of the Company's revenue in fiscal 1996. The Company's three largest clients in fiscal 1996 were the Ford Motor Co., IBM and State Farm Group which accounted for approximately 15%, 13% and 11%, respectively, of the Company's revenue during the fiscal year. The Company's agreements with clients may generally be terminated by the clients on short notice. The Company's revenue is generated in large part from projects executed for clients in the automotive, information technology, insurance, food services, telecommunications and pharmaceutical industries, which accounted for approximately 75%, in the aggregate, of the Company's revenue in fiscal 1996. Accordingly, a trend in any of these industries not to use, or to reduce the use of, business communications services, whether due to adverse business conditions in those industries or otherwise, including the cyclical nature of the automobile industry, could have a material adverse effect on the Company's business. In addition, due to competitive conditions in certain relatively concentrated industries, the Company is in some cases subject to contractual or practical limitations on its ability to perform services for competitors of existing clients. See "Business--Clients."

FLUCTUATIONS IN QUARTERLY AND ANNUAL OPERATING RESULTS; SEASONALITY

  The Company experiences quarterly variations in revenue, operating income and net income as a result of many factors, including the timing of clients' meetings and events, delays in or cancellation of clients' product launches and events, as well as changes in the Company's revenue mix among its various services offered. The Company's reported results for a given quarter are vulnerable to such fluctuation in part because the Company recognizes revenue and production costs under the completed contract method of accounting. See
Note 2 of the Notes to Consolidated Financial Statements of the Company. The Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for that quarter. Historically, the Company's business has tended to be slower in the first quarter of its fiscal year mainly due to the Thanksgiving and Christmas holidays when clients traditionally stage fewer meetings and events. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." Finally, because some of the events produced for clients by the Company do not occur on an annual or recurring basis, such as a significant corporate anniversary or a product launch, the Company could also experience fluctuations in annual revenue and operating and net income.

EPISODIC NATURE OF BUSINESS

  The Company produces meetings, events, training programs and related business communications services for its clients on a project-by-project basis and does not have long term arrangements or agreements with its clients which require clients to utilize Caribiner on an on-going basis for such clients' business communications needs or which provide for minimum levels of revenue. Although the Company has established some arrangements with clients pursuant to which a client may, at its option, bypass its normal bidding process for a project, generally the Company competitively bids for each project that it produces. IBM has advised the Company that as a result of a change in internal procedures, it intends to put up for bid certain projects previously awarded to the Company without competitive bid. There can be no assurance that the Company will maintain its present client relationships or that its clients will retain the services of the Company for its business communications needs even in the case of projects that the Company has in the past produced and which a client may stage on a regular basis.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees and, in particular, of Raymond S. Ingleby, Chairman of the Board and Chief Executive Officer. There can be no assurance that the Company will be able to retain the services of such officers and employees. The failure of the Company to retain the services of Mr. Ingleby and other key personnel could have a material adverse effect on the Company. Mr. Ingleby serves in his capacity with the Company pursuant to an employment agreement expiring on October 1, 1998. The Company has non-competition agreements with certain of its existing key personnel. However, courts are at times reluctant to enforce such agreements. In order to support its growth the Company will, from time to time, be required to recruit, promote and develop additional qualified management personnel. See "Management."

COMPETITIVE INDUSTRY

  The business communications services industry is very competitive. Although the business communications services industry is highly fragmented and the Company competes primarily with small, generally regional firms offering a limited range of services, there are several participants in the industry whose business is national and full service in scope. Management believes that certain competitors have capabilities and resources comparable to and in certain respects greater than those of the Company. The Company also competes with in-house communications staffs of many clients and potential clients. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to service more of their business communications needs internally. See "Business--Competition."

ECONOMIC CONDITIONS; CONCERN FOR TRAVEL SAFETY

  The Company's business is dependent in part on the sale of services to clients in connection with activities that may be decreased during prolonged general economic downturns or significant declines in spending on marketing and sales activities by clients. Accordingly, there can be no assurance that a general economic recession would not have a material adverse effect on the Company. In addition, because a significant portion of the Company's revenue is generated from corporate meetings and events, terrorist threats or other security concerns affecting commercial air travel may have a material adverse effect on the Company.

CONTROL BY EXECUTIVE OFFICERS AND CURRENT STOCKHOLDERS

  Upon completion of the Offering, Warburg, Pincus Investors, L.P. ("Warburg") and executive officers of the Company will own or control approximately 36.3% and 9.0%, respectively, of the Company's outstanding shares of Common Stock (approximately 36.0% and 7.2%, respectively, if the Underwriters' (as defined in "Underwriting") over-allotment option is exercised in full) and will effectively have the ability, under normal circumstances if they act in concert, to continue to elect the Company's Board of Directors and take other corporate actions requiring stockholder approval, as well as effectively to control the direction and policies of the Company. Moreover pursuant to a stockholders agreement, dated as of March 15, 1996 (the "Stockholders Agreement"), among Warburg, Raymond S. Ingleby and the Company, for so long as Warburg beneficially owns at least 35%, 20% or 10% of the outstanding shares of Common Stock, it will have the right to designate three nominees, two nominees or one nominee, respectively, for director. The Board of Directors consists of five persons. After completion of the Offering, the Company intends to nominate and appoint one additional person as a director. So long as Warburg has three nominees and the Board is composed of six or fewer members, Warburg will have the ability to block any corporate action requiring Board approval. The Stockholders Agreement also provides that, for so long as Mr. Ingleby shall hold office as the Chairman and Chief Executive Officer of the Company, Mr. Ingleby will have the right to designate one nominee for director. There can be no assurance that Warburg and members of management will not decide to sell all or a portion of their respective holdings at a future date. In addition, there can be no assurance that in any transfer of a controlling interest in the Company that any other holders of Common Stock will be allowed to participate in any such transaction or will realize any premium with respect to their shares of Common Stock. The foregoing may have the effect of discouraging or preventing certain types of transactions involving an actual or potential change of control of the Company. See "Certain Relationships and Transactions with Related Persons" and "Principal and Selling Stockholders."

EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Second Restated Certificate of Incorporation (the "Certificate") and Second Amended and Restated By-laws (the "By-Laws") and certain sections of the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's stockholders to change management more difficult. The Certificate and By-Laws require approval of the Chairman of the Board or at least 50% of the members of the Board of Directors in order for a special meeting of stockholders to be called, require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors or to make stockholder proposals and prohibit the stockholders of the Company from taking action by written consent in lieu of a meeting. In addition, the Company's Certificate authorizes the Board of Directors to issue "blank check" preferred stock without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock would be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Company in the future. While the Company has no present intention to issue shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of substantial amounts of the Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have outstanding 11,394,091 shares of Common Stock. The Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. In addition, the Common Stock offered pursuant to the Initial Public Offering is freely tradeable (other than by an "affiliate" of the Company) as such term is defined in the Securities Act, without restriction or registration under the Securities Act. Of the remaining shares of Common Stock, 5,095,581 shares may be sold under Rule 144 under the Securities Act, subject to the volume limitations and manner of sale and other restrictions of Rule 144. The Company, the Selling Stockholders, Warburg and all of the Company's directors and executive officers have, subject to certain exceptions in the case of the Company, agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The Company intends to register on Form S-8 approximately 364,000 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan. See "Management--Incentive Plans." The Company also intends to register on Form S-3 (when it becomes so eligible, which is anticipated to be March, 1997) an aggregate of 77,256 shares of Common Stock issued in connection with the acquisitions of Lighthouse, Rome and Blumberg. See "Shares Eligible for Future Sale." In addition, the Company has granted to Warburg and Mr. Ingleby certain registration rights with respect to the Common Stock beneficially owned by them. See "Management--Incentive Plans," "Certain Relationships and Transactions with Related Persons," "Shares Eligible for Future Sale" and "Underwriting."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has risen substantially since the Initial Public Offering. Trading prices for the Common Stock could be subject to significant fluctuations due to many factors, including the depth of the market for the Common Stock, investor perception of the Company, fluctuations in the Company's operating results and changes in conditions or trends in the Company's industry or in the industries of any of the Company's significant clients, changes in any securities analysts' estimates of the Company's future performance or general market conditions. In addition, future sales of substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

                                  THE COMPANY

  Caribiner is a leading international producer of meetings, events and training programs and a provider of related business communications services that enable businesses to inform, sell to and train their sales forces, dealers, franchisees, partners, stockholders and employees. The Company believes its principal strengths are the depth of its creative, production and technical talent, its ability to consistently meet its clients' objectives and expectations and its ability to manage effectively and reliably a number of complex, large-scale projects contemporaneously. Caribiner's clients are typically large companies that have a business need to communicate with sizable internal and external constituencies on a regular basis, including some of the world's largest companies in diverse industries. Major clients include the Ford Motor Co. (automotive), IBM (information technology), Parke-Davis (pharmaceuticals), Holiday Inn Worldwide (lodging), Shell Oil Company (petroleum) and McDonald's Corporation (fast food). The Company has offices throughout the United States, as well as in London, Dubai and Hong Kong.

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through additional domestic and international acquisitions. Caribiner's revenue has grown from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $148.3 million in fiscal 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $227.1 million in fiscal 1996. (See "Unaudited Pro Forma Consolidated Financial Information.")

  The Company's principal executive offices are located at 16 West 61st Street, New York, New York 10023-7604, and its telephone number at that address is (212) 541-5300.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and estimated offering expenses payable by the Company, are approximately $77.4 million ($81.0 million if the Underwriters exercise their over-allotment option in full), based on an assumed public offering price equal to the closing price as reported on February 6, 1997 on the New York Stock Exchange ($47.125 per share). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The net proceeds to be received by the Company in connection with the Offering will be used to repay all outstanding bank borrowings (together with accrued interest) to make additional acquisitions of other companies in the business communications services industry, to fund working capital needs and for general corporate purposes. As of February 5, 1997, $59.7 million (including accrued interest) was outstanding under the Company's six-year reducing revolving credit facility (the "Reducing Revolver") (which amount was incurred to finance acquisitions). The maturity date of the Reducing Revolver is December 31, 2002 and the weighted average interest rate on the outstanding amount thereunder is currently 6.6%. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.")

  The management of the Company regularly reviews the operations of, and discusses the possibility of acquisitions with, other domestic and international companies in the business communications services industry. However, there are currently no definitive agreements in effect with respect to the acquisition of any such companies, and there is no probable acquisition of any company whose acquisition would have a material affect on the consolidated financial statements of the Company.

  Pending application of the net proceeds of the Offering as described above, the Company intends to invest such proceeds in United States government securities and investment grade, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is listed on the New York Stock Exchange under the symbol "CWC." The following table sets forth on a per share basis, for the periods indicated, the high and low closing prices of the Common Stock as reported by the New York Stock Exchange. The Common Stock was not publicly traded prior to the Initial Public Offering.

                                                                  PRICE
                                                                  RANGE
                                                                ------------
                                                                HIGH    LOW
                                                                ----    ----
      Fiscal 1996:
        Second Quarter (from March 11, 1996)................... $25 3/4 $22 1/4
        Third Quarter..........................................  36 3/4  24 7/8
        Fourth Quarter.........................................  42 1/4  28 5/8
      Fiscal 1997:
        First Quarter..........................................  50 1/4  41 3/4
        Second Quarter (through February 6, 1997)..............   50     43 3/4

  The closing price as reported on February 6, 1997 on the New York Stock Exchange is set forth on the cover page of this Prospectus.

  The Company has not paid any dividends with respect to the Common Stock. The Company presently intends to retain future earnings to finance its growth and development and therefore does not anticipate any cash dividends in the foreseeable future. Payment of future dividends, if any, will depend upon future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate.

                                CAPITALIZATION

  The following table sets forth the actual and pro forma (giving effect to the Offering) capitalization of the Company, on an unaudited basis, as of December 31, 1996 (in thousands, except share data).

                                                                  AS OF
                                                            DECEMBER 31, 1996
                                                            ------------------
                                                            ACTUAL   PRO FORMA
                                                            -------  ---------
Short-term debt, including current portion of long-term
 debt.....................................................  $   642  $    642
                                                            =======  ========
Long-term debt, including accrued interest, net of current
 portion..................................................  $24,153  $  1,153(a)
Stockholders' equity:
 Preferred Stock, $.01 par value; 2,000,000 shares
  authorized; none issued
  or outstanding..........................................      --        --
 Common Stock; 40,000,000 shares authorized, 9,614,151
  shares issued and outstanding (actual) and 11,364,151
  shares issued and outstanding on a
  pro forma basis(b)......................................       96       114
 Additional paid-in capital...............................   60,796   138,130
 Translation adjustment...................................      770       770
 Accumulated deficit......................................   (6,011)   (6,011)
                                                            -------  --------
  Total stockholders' equity..............................   55,651   133,003
                                                            -------  --------
    Total capitalization..................................  $79,804  $134,156
                                                            =======  ========

--------
(a) Gives effect to the application of a portion of the net proceeds to the Company in connection with the Offering to the repayment of $23,000 of indebtedness of the Company incurred in connection with the acquisitions of TAVS and Rome. On a pro forma basis as of December 31, 1996, the Company would have had cash of $61,302.
(b) The Company has reserved (i) 14,503 shares of Common Stock for future grant under the Non-Employee Directors' Stock Plan and (ii) 364,000 shares of Common Stock for future issuance under the Company's 1996 Stock Option Plan, with respect to which options to purchase 151,400 shares of Common Stock were granted prior to such date. See "Management--Director Compensation" and "Management--Incentive Plans."

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following information sets forth the unaudited pro forma consolidated financial information of the Company for the three months ended December 31, 1996 and the year ended September 30, 1996. The Unaudited Pro Forma Consolidated Statements of Operations for the three months ended December 31, 1996 and for the year ended September 30, 1996 give effect to (a) the acquisition of Spectrum which occurred as of June 1, 1996, (b) the acquisition of TAVS which occurred on September 27, 1996 and (c) the Offering and the Initial Public Offering, as if such events had occurred on October 1, 1995. No adjustments have been made with respect to the acquisitions of Koors Perry, Lighthouse, Rome, Projexions and Blumberg. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1996 gives effect to the Offering as if it occurred on December 31, 1996.

  The unaudited pro forma consolidated financial information is based upon the historical consolidated financial statements of each of the Company, Spectrum and TAVS and should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this Prospectus. The historical financial information of Spectrum has been adjusted for inclusion in the Unaudited Pro Forma Consolidated Financial Information to conform to United States generally accepted accounting principles and has been translated into United States dollars based upon the applicable exchange rates. The Company's historical results of operations for the year ended September 30, 1996 include the results of operations of Spectrum since June 1, 1996, its effective date of acquisition. Spectrum's fiscal year end (June 30) differed from the Company's fiscal year-end (September 30). The Unaudited Pro Forma Consolidated Statement of Operations for the year ended September 30, 1996, includes Spectrum's historical results of operations for the eight months ended May 31, 1996. Certain amounts in Spectrum's Statement of Operations have been reclassified to conform to the presentation of the Company's Statement of Operations.

  The Unaudited Pro Forma Consolidated Statement of Operations for the year ended September 30, 1996, includes TAVS' historical results of operations for the twelve months ended September 27, 1996. TAVS' fiscal year end (December
31) differed from the Company's fiscal year end (September 30). Certain amounts in TAVS' Statement of Operations have been reclassified to conform to the presentation of the Company's Statement of Operations.

  The pro forma financial information presented does not purport to be indicative of the financial position or operating results which would have been achieved had the transactions described above taken place at the dates indicated and are not necessarily indicative of the Company's financial position or results of operations for any future date or period.

                         CARIBINER INTERNATIONAL, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                             DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                        ADJUSTMENTS
                                             HISTORICAL   FOR THE      PRO FORMA
                                             CARIBINER   OFFERING      CARIBINER
                                             ---------- -----------    ---------
Assets
Cash and cash equivalents...................  $  6,950   $ 54,352 (a)  $ 61,302
                                                              --
Trade accounts receivable, net..............    38,808        --         38,808
Deferred charges............................     9,598        --          9,598
Prepaid expenses and other current assets...     3,990        --          3,990
                                              --------   --------      --------
  Total Current Assets......................    59,346     54,352       113,698
Property and equipment-net..................    20,735        --         20,735
Intangible assets-net.......................    53,430        --         53,430
Other assets................................       391        --            391
                                              --------   --------      --------
  Total Assets..............................  $133,902   $ 54,352      $188,254
                                              ========   ========      ========
Liabilities and Stockholders' Equity
Bank line of credit.........................  $    --         --       $    --
Current portion of long-term debt...........       642        --            642
Trade accounts payable......................     7,820        --          7,820
Accrued expenses and other current
 liabilities................................    21,785        --         21,785
Deferred income.............................    15,835        --         15,835
                                              --------   --------      --------
  Total Current Liabilities.................    46,082        --         46,082
Long-term debt..............................    24,153    (23,000)(a)     1,153
Deferred income.............................     6,179        --          6,179
Other liabilities...........................     1,837        --          1,837
                                              --------   --------      --------
  Total Liabilities.........................    78,251    (23,000)       55,251
Common stock................................        96         18 (a)       114
Additional paid-in capital..................    60,796     77,334 (a)   138,130
Translation adjustment......................       770        --            770
Accumulated (deficit) earnings..............    (6,011)       --         (6,011)
                                              --------   --------      --------
  Total Stockholders' Equity................    55,651     77,352       133,003
                                              --------   --------      --------
  Total Liabilities and Stockholders'
   Equity...................................  $133,902   $ 54,352      $188,254
                                              ========   ========      ========


       See Notes to Unaudited Pro Forma Consolidated Financial Statements

                         CARIBINER INTERNATIONAL, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      PRO FORMA
                                          HISTORICAL ADJUSTMENTS  PRO FORMA,
                                          ---------- -----------  AS ADJUSTED
                                          CARIBINER   OFFERING     CARIBINER
                                          ---------- -----------  -----------
Revenue..................................  $52,659      $ --        $52,659
Cost of revenue..........................   34,829        --         34,829
                                           -------      -----       -------
Gross profit.............................   17,830        --         17,830
Operating expenses:
 Selling, general and administrative ex-
  penses.................................   14,356        --         14,356
 Depreciation and amortization...........    1,704        --          1,704
                                           -------      -----       -------
Total operating expenses.................   16,060        --         16,060
                                           -------      -----       -------
Operating income ........................    1,770        --          1,770
Interest expense (income), net...........      543       (359)(b)       184
Income (loss) before taxes...............    1,227        359         1,586
Income tax expense.......................      491        143           634 (c)
                                           -------      -----       -------
Net income (loss)........................  $   736      $ 216       $   952
                                           =======      =====       =======
Pro forma, as adjusted, net income per common share.............    $  0.09 (d)
                                                                    =======
Pro forma weighted average shares outstanding...................     10,145 (d)
                                                                    =======


       See Notes to Unaudited Pro Forma Consolidated Financial Statements

                         CARIBINER INTERNATIONAL, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  HISTORICAL               PRO FORMA ADJUSTMENTS              PRO FORMA,
                          --------------------------- ------------------------------------    AS ADJUSTED
                          CARIBINER SPECTRUM   TAVS     IPO       ACQUISITIONS(E) OFFERING     CARIBINER
                          --------- --------  ------- -------     --------------- --------    -----------
Revenue.................  $148,330  $26,730   $52,003 $   --           $ --        $  --       $227,063
Cost of revenue.........    99,797   20,661    38,601     --             --           --        159,059
                          --------  -------   ------- -------          -----       ------      --------
Gross profit............    48,533    6,069    13,402     --             --           --         68,004
Operating expenses:
 Selling, general and
  administrative
  expenses..............    30,442    4,322     7,981     --             --           --         42,745
 Non-cash compensation
  expense...............     1,072      --        --      --             --           --          1,072
 Depreciation and
  amortization..........     3,142      231     3,319     --            (280)(g)      --
                                                                         461 (h)                  6,873
                          --------  -------   ------- -------          -----       ------      --------
Total operating ex-         34,656    4,553    11,300     --             181          --         50,690
 penses.................  --------  -------   ------- -------          -----       ------      --------
Operating income (loss).    13,877    1,516     2,102     --            (181)         --         17,314
Interest expense (in-
 come) with
 related parties........     1,199      --        --   (1,199)(f)        --           --            --
Interest expense (in-
 come), net.............       387      221     1,395    (719)(f)        557 (i)   (1,732)(j)       109
Other (income) expense,        --      (303)       53     --             --           --           (250)
 net....................  --------  -------   ------- -------          -----       ------      --------
Income (loss) before
 taxes..................    12,291    1,598       654   1,918           (738)       1,732        17,455
Income tax expense......     4,302      527       327     767            (68)         693         6,548 (k)
                          --------  -------   ------- -------          -----       ------      --------
Net income (loss).......  $  7,989  $ 1,071   $   327 $ 1,151          $(670)      $1,039      $ 10,907
                          ========  =======   ======= =======          =====       ======      ========
Pro forma, as adjusted,                                                                        $   1.09 (l)
 net income per common share........................................................           ========
Pro forma weighted average                                                                        9,968 (l)
 shares outstanding.................................................................           ========


       See Notes to Unaudited Pro Forma Consolidated Financial Statements

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(a) Reflects the receipt of net proceeds of $77,351 to be received by the Company upon the sale of 1,750,000 shares of Common Stock in connection with the Offering at an assumed public offering price per share of $47.125 and the repayment upon consummation of the Offering of all outstanding bank borrowings, including accrued interest thereon.

(b) Adjusted to decrease interest expense by $0.4 million resulting from the repayment of all outstanding bank borrowings incurred in connection with the acquisitions of TAVS and Rome from proceeds of the Offering as if such transactions occurred on October 1, 1995.

(c) The pro forma, as adjusted income tax expense for the three months ended December 31, 1996 reflects statutory rates adjusted for book/tax differences such as nondeductible expenses.

(d) Calculated using the weighted average number of shares of Common Stock outstanding during the three months ended December 31, 1996, assuming that 512,364 shares of Common Stock issued in connection with the Offering, representing only that number of shares which would be required to generate net proceeds sufficient to repay indebtedness incurred in connection with the acquisition on TAVS and Rome, were outstanding as of the beginning of the period.

(e) Adjustments related to the acquisitions of Spectrum and TAVS.

(f) Gives effect to the Initial Public Offering and related transactions as if such transactions had occurred on October 1, 1995 to (i) decrease interest expense with related parties by $1,199, which consists of (a) $273 relating to the repayment of a $10 million Warburg loan facility (the "Warburg Term Loan") and (b) $926 relating to the conversion of the Convertible Note, and (ii) decrease other interest expense by $719 relating to the repayment of all bank borrowings.

(g) Adjustment to decrease depreciation expense by $280 resulting from an adjustment to reduce the net carrying value of certain fixed assets of TAVS to fair market value, assuming such adjustment occurred on October 1, 1995.

(h) Adjustment to reflect amortization of the goodwill of $8,313 resulting from the acquisition of Spectrum for the eight months prior to the effective date of such acquisition, and goodwill of $12,865 resulting from the acquisition of TAVS for the twelve months prior to the effective date of such acquisition, based upon the Company's estimated period of benefit (i.e., 25 years), assuming each of the acquisitions occurred on October 1, 1995. The adjustment of $461 is net of $276 of amortization of goodwill included in the historical results of operations of TAVS.

(i) Net adjustment to increase (decrease) interest expense as follows, assuming the acquisitions of Spectrum and TAVS occurred on October 1, 1995.

   Increase in interest expense resulting from the $21,000 of debt incurred upon the acquisition of TAVS..............................  $1,890
   Decrease in interest expense from repayment of debt incurred above,
    from proceeds of the Initial Public Offering.......................    (788)
   Decrease in interest expense for debt not assumed upon acquisition of TAVS............................................................  (1,395)
   Increase in interest expense to support working capital requirements
    of TAVS............................................................     630
   Decrease in interest expense for debt repaid in connection with the
    acquisition of Spectrum............................................    (221)
   Decrease in interest income earned on proceeds of the Initial Public     441
    Offering...........................................................  ------
   Net increase in interest expense....................................  $  557
                                                                         ======

(j) Decreases interest expense by $1,102 resulting from the repayment of debt incurred upon the acquisition of TAVS and $630 resulting from repayment of debt incurred to support working capital requirements of TAVS.

(k) The pro forma, as adjusted income tax expense for fiscal 1996 reflects statutory rates adjusted for book/tax differences such as nondeductible expenses including the utilization of the remaining available net operating loss carryforwards in the Caribiner historical statements.

(l) Pro forma, as adjusted net income per common share for the year ended September 30, 1996 has been calculated using the weighted average number of shares of Common Stock outstanding during the period assuming that (i) 2,877,985 shares of Common Stock issued upon consummation of the Initial Public Offering and (ii) 433,236 shares of Common Stock issued upon consummation of the Offering were outstanding as of the beginning of the period. The calculation assumes the issuance and sale of only that number of shares as would generate net proceeds sufficient (i) to repay indebtedness, including that incurred in connection with the TAVS acquisition and that required to fund TAVS working capital indebtedness and (ii) to finance the acquisition of Spectrum, and the application of such proceeds to make such payments as of the beginning of the period presented.

                     SELECTED FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT SHARE AND OPERATING DATA)

  The historical selected financial data presented below as of and for the fiscal years ended September 30, 1992, 1993, 1994, 1995 and 1996 are derived from, and are qualified by reference to, the financial statements that have been audited by Ernst & Young LLP, independent auditors. Interim unaudited data as of December 31, 1996 and for the three months ended December 31, 1995 and 1996 reflect, in the opinion of management of the Company, all adjustments which are necessary for a fair presentation of such data. Results for the three months ended December 31, 1996 are not necessarily indicative of the results which may be expected for any other interim period or for the fiscal year ending September 30, 1997 ("fiscal 1997"). The data presented below should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.

                                                                            THREE MONTHS ENDED
                                   YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                         ------------------------------------------------  ---------------------
                         1992(A)     1993      1994      1995      1996     1995        1996
                         --------  --------  --------  --------  --------  -------  ------------
STATEMENT OF OPERATIONS
 DATA:
  Revenue............... $ 21,760  $ 50,107  $ 59,174  $ 81,131  $148,330  $20,407    $ 52,659
  Cost of revenue.......   15,767    34,907    39,724    54,312    99,797   13,341      34,829
                         --------  --------  --------  --------  --------  -------    --------
  Gross profit..........    5,993    15,200    19,450    26,819    48,533    7,066      17,830
  Selling, general and
   administrative
   expenses.............    7,321    12,551    14,349    19,306    30,442    6,456      14,356
  Non-cash compensation
   expense(b)...........      --        --        --        --      1,072       93         --
  Depreciation and
   amortization.........    3,064     3,852     2,137     2,330     3,142      604       1,704
  Write-off of certain        --      4,614       --        --        --       --          --
   intangibles(c)....... --------  --------  --------  --------  --------  -------    --------
   Total operating ex-     10,385    21,017    16,486    21,636    34,656    7,153      16,060
    penses.............. --------  --------  --------  --------  --------  -------    --------
  Operating income
   (loss)...............   (4,392)   (5,817)    2,964     5,183    13,877      (87)      1,770
  Interest expense with
   related parties......      345     1,435     2,107     2,234     1,199      682         --
  Interest expense,           173       222       502     1,259       387      412         543
   other................ --------  --------  --------  --------  --------  -------    --------
  Income (loss) before
   taxes................   (4,910)   (7,474)      355     1,690    12,291   (1,181)      1,227
  Provision (benefit)          63        23        62       264     4,302     (283)        491
   for taxes............ --------  --------  --------  --------  --------  -------    --------
  Net income (loss).....   (4,973)   (7,497)      293     1,426     7,989     (898)        736
  Preferred stock            (120)     (517)     (582)     (655)     (327)    (176)        --
   dividends(d)......... --------  --------  --------  --------  --------  -------    --------
  Net income (loss)
   available to common   $ (5,093) $ (8,014) $   (289) $    771  $  7,662  $(1,074)   $    736
   stockholders......... ========  ========  ========  ========  ========  =======    ========
  Net income (loss) per common               $   0.30  $   0.49  $   1.05  $ (0.07)   $   0.08
   share(e)...............................   ========  ========  ========  =======    ========
OPERATING DATA:
  Number of clients for the
   period........................        65        73       139       302
  Number of clients providing
   revenue in excess
   of $1 million for the period..         9        10        12        24
  Number of offices at end of
   period........................         3         5        10        16
                                     AS OF SEPTEMBER 30,                               AS OF
                         ------------------------------------------------           DECEMBER 31,
                           1992      1993      1994      1995      1996                 1996
                         --------  --------  --------  --------  --------           ------------
BALANCE SHEET DATA:
  Working capital
   (deficit)............ $ (1,229) $ (1,349) $ (1,452) $    352  $  5,451             $ 13,265
  Total assets..........   27,852    15,182    31,266    45,298   126,321              133,902
  Total debt, including
   accrued interest.....   13,937    19,223    24,531    34,175    22,839               24,795
  Stockholders' equity..   (1,273)  (12,269)  (13,249)  (12,434)   53,467               55,651

              See Notes to Selected Financial and Operating Data

                                     24--1

                NOTES TO SELECTED FINANCIAL AND OPERATING DATA

(a) Prior to August, 1993, the Company was wholly-owned by ICC and comprised substantially all of the operations of ICC. On June 30, 1992, the Company completed a private placement of securities to Warburg, the proceeds from which were used in part to acquire Caribiner, Inc. On August 3, 1993, ICC was merged into a wholly-owned subsidiary of the Company. See "The Company."

(b) Non-cash compensation expense for the year ended September 30, 1996 and for the three months ended December 31, 1995 of $1.1 million (or $0.13 per share) and $0.1 million (or $0.01 per share), respectively resulting primarily from the vesting of non-voting common stock issued at a price lower than its fair market value under the Management Stock Plan, which was terminated upon consummation of the Initial Public Offering.

(c) Reflects adjustment to net realizable value of certain intangibles, principally module and film libraries acquired in purchase business transactions.

(d) All preferred stock was converted into Common Stock in connection with the Initial Public Offering.

(e) Net income (loss) per common share is calculated on a pro forma basis for fiscal 1994, fiscal 1995 and fiscal 1996 and for the three months ended December 31, 1995 using the weighted average number of shares of Common Stock actually outstanding during the period, plus Common Stock issued pursuant to the Management Stock Plan and warrants to purchase Common Stock issued at prices below the Initial Public Offering price of $17.00 per share during the twelve months immediately preceding December 15, 1995 (the initial filing date of the Registration Statement relating to the Initial Public Offering) assuming such Common Stock was outstanding for all periods presented. In addition, pro forma net income per common share assumes conversion of the Convertible Note and the conversion of all outstanding shares of preferred stock into shares of Common Stock (which, in each case, occurred on March 15, 1996) as if such conversions occurred on October 1, 1993. Accordingly, pro forma net income per common share reflects adjustments (i) to eliminate the pre-tax interest expense of $1.7 million, $1.9 million, $0.9 million and $0.5 million incurred on the Convertible Note during each of fiscal 1994, fiscal 1995 and fiscal 1996 and for the three months ended December 31, 1995, respectively, and the tax effects thereof and (ii) to eliminate accrued preferred stock dividends. The pro forma weighted average shares used in this calculation are 6,550,851 for fiscal 1994, 6,620,003 for fiscal 1995, 8,245,107 for fiscal 1996 and 6,620,003 for the three months ended December 31, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Information, the Selected Financial and Operating Data and Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

  The Company's revenue has increased from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $148.3 million in fiscal 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $227.1 million in fiscal 1996. (See "Unaudited Pro Forma Consolidated Financial Information.") This growth in revenue can be attributed to a number of factors including (i) the increased penetration of existing accounts, (ii) the development of new large accounts, (iii) the diversification of the range of services offered and (iv) domestic and international expansion through acquisitions and opening of new offices.

  Caribiner's sales and marketing activities have focused on targeting clients with significant recurring needs for business communications services. In fiscal 1993, 1994, 1995 and 1996, Caribiner had 9, 10, 12 and 24 clients, respectively, that generated in excess of $1 million of revenue ("million-dollar clients") for the Company. While the composition of the Company's million-dollar clients varies from year to year, in part because its clients' needs for large corporate events and meetings depends on product launches and other key corporate events, the timing of which may change from year to year, the Company has significantly increased its revenue from its largest clients over the past several years. In fiscal 1996, the 24 clients who were million-dollar clients generated aggregate revenue of $109.8 million for the Company. Of these 24 clients, Ford Motor Co., IBM and State Farm Group accounted for approximately 15%, 13% and 11%, respectively, of the Company's revenue in fiscal 1996. (See "Risk Factors--Reliance on Large Clients; Key Industries.") The Company currently has seven corporate agreements with clients, some of whom are million-dollar clients. Though these agreements may generally be terminated by the clients on short notice and do not provide for minimum levels of revenue, it has been the Company's experience that such arrangements strengthen the Company's relationship with a client following the securing of such arrangement. These arrangements range from one to ten years and cover clients in four different industries: automotive, information technology, lodging and petroleum.

  The Company has broadened its product offerings over the past three years to include services which are sold both in conjunction with and separately from the Company's meetings business, such as training, education and corporate communication programs. As a result, revenue generated from the Company's "non-meetings" business has increased from a relatively insignificant amount in 1993 to $18.0 million in fiscal 1995 and $33.5 million in fiscal 1996. In addition, the Company has broadened its product offerings through recent acquisitions to include the provision of audio visual equipment rentals, sales and related staging services, including hotel audio visual outsourcing services.

  Since October, 1993, Caribiner has purchased twelve companies and acquired a contractual relationship with a major corporation from another business communications services provider. Certain of the businesses recently acquired by the Company reported net losses for their most recent fiscal years prior to being acquired, and the Company's future financial performance will in part depend on its ability to implement operational improvements in, or exploit potential synergies with, these acquired businesses. For additional information regarding the Company's recent acquisitions, see "Business--Recent Acquisitions." These transactions have contributed to its revenue growth and have resulted in the Company's acquiring offices throughout the United States and London and Dubai internationally, as well as expanding the client base and operations of the Company's New York office. The acquisitions were structured as purchases for accounting purposes with the excess of cost over the fair value of net assets acquired being recorded as goodwill. See "Business."

  In order to service the Company's outstanding client base more effectively, as well as to locate in areas with attractive potential clients, during the last three fiscal years the Company opened offices in White Plains

(NY) (July, 1994), San Francisco (March, 1995), Boston (April, 1995) and Hong Kong (June, 1996). The Company has been successful in either expanding existing relationships or securing significant new accounts subsequent to the opening of each of these offices.

  The Company records revenue on the completed contract method of accounting. See Note 2 to the Consolidated Financial Statements of the Company. The recognition of revenue and production costs is deferred until a project is completed, which is often within a one to six-month time period. Consequently, while the Company may have recurring revenue from a client, the scheduling of projects can affect the comparability of operating results from period to period. The Company produces projects on fixed fee and "cost plus" bases and provides audio visual equipment rentals based on published price lists. The cost plus arrangements are primarily with Ford Motor Co. and are based on the Company's arrangement with that client. See "--Billings and Collections."

  The Company experiences quarterly variations in revenue, operating income and net income as a result of several factors, including the timing of clients' meetings and events, delays in or cancellation of clients' product launches and events, as well as changes in the Company's revenue mix among its various services offered. In addition, such variation also results from the fact that the Company produces projects for its clients on a project-by-project basis and does not have fixed, long term arrangements with clients. The Company's revenue also has been affected by seasonal factors. In particular, revenue has tended to be lower during the Company's first fiscal quarter since meetings and events clients prefer not to schedule major events close to the Thanksgiving and Christmas holidays. Accordingly, since the Company's operating expenses are relatively stable from quarter to quarter, the Company's results of operations have tended to be lower during the Company's first fiscal quarter. The Company's reported results for a given quarter are also vulnerable to fluctuation in part because the Company recognizes revenue and production costs under the completed contract method of accounting discussed above. See "Risk Factors--Fluctuations in Quarterly and Annual Operating Results; Seasonality," "Risk Factors--Episodic Nature of Business" and "--Quarterly Results" below.

  For fiscal 1996, the Company incurred a non-cash compensation expense of $1.1 million (or $0.13 per share) in connection with the stock issued pursuant to the Management Stock Plan. See "Management--Incentive Plans."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain components of the Company's operating statement data, including such data as a percentage of revenue.

                                                                            THREE MONTHS ENDED
                                   YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                          --------------------------------------------  ------------------------------
                              1994           1995            1996           1995             1996
                          -------------  -------------  --------------  --------------   -------------
                                                  (DOLLARS IN THOUSANDS)
Revenue.................  $59,174 100.0% $81,131 100.0% $148,330 100.0% $20,407  100.0%  $52,659 100.0%
Cost of revenue.........   39,724  67.1   54,312  66.9    99,797  67.3   13,341   65.4    34,829  66.1
                          ------- -----  ------- -----  -------- -----  -------  -----   ------- -----
Gross profit............   19,450  32.9   26,819  33.1    48,533  32.7    7,066   34.6    17,830  33.9
Selling, general and
 administrative
 expenses...............   14,349  24.3   19,306  23.8    30,442  20.5    6,456   31.6    14,356  27.3
Non-cash compensation
 expense................      --    --       --    --      1,072   0.7       93    0.5       --    --
Depreciation and amorti-
 zation.................    2,137   3.6    2,330   2.9     3,142   2.1      604    2.9     1,704   3.2
                          ------- -----  ------- -----  -------- -----  -------  -----   ------- -----
Total operating ex-
 penses.................   16,486  27.9   21,636  26.7    34,656  23.4    7,153   35.0    16,060  30.5
                          ------- -----  ------- -----  -------- -----  -------  -----   ------- -----
Operating income (loss).    2,964   5.0    5,183   6.4    13,877   9.4      (87)  (0.4)    1,770   3.4
Interest expense with
 related parties........    2,107   3.6    2,234   2.8     1,199   0.8      682    3.4       --    --
Interest expense, other.      502   0.8    1,259   1.6       387   0.3      412    2.0       543   1.1
                          ------- -----  ------- -----  -------- -----  -------  -----   ------- -----
Income (loss) before
 taxes..................      355   0.6    1,690   2.1    12,291   8.3   (1,181)  (5.8)    1,227   2.3
Provision (benefit) for
 taxes..................       62   0.1      264   0.3     4,302   2.9     (283)  (1.4)      491   0.9
                          ------- -----  ------- -----  -------- -----  -------  -----   ------- -----
Net income (loss).......  $   293   0.5% $ 1,426   1.8% $  7,989   5.4% $  (898)  (4.4)% $   736   1.4%
                          ======= =====  ======= =====  ======== =====  =======  =====   ======= =====

 Three Months Ended December 31, 1996 Compared to Three Months Ended December 31, 1995

  Revenue. Revenue increased $32.3 million, or 158%, from $20.4 million in the three months ended December 31, 1995 to $52.7 million in the three months ended December 31, 1996. Through a combination of internal growth and acquisitions the Company increased its revenues from clients across a broad range of industries. Approximately 30.7% of the increase represented revenue from the rental of audio visual equipment through the Company's Total Audio Visual Services division, which was acquired by the Company in late September, 1996. Increases in service revenue from clients in the telecommunications and information technology industries accounted for 20.7% and 11.9%, respectively, of the total revenue growth. Increases in service revenue from clients in the food service and lodging industries accounted for an aggregate of 10.2% of the total growth. The remainder of the increase in revenue was derived from clients in several other industries.

  Gross profit. The total gross profit increased $10.8 million, or 152%, from $7.1 million in the three months ended December 31, 1995 to $17.8 million in the three months ended December 31, 1996 as a result of the revenue growth described above. Gross profit as a percentage of service revenue decreased to 32.0% for the three months ended December 31, 1996 from 34.6% for the comparable period in fiscal 1996. Gross profit as a percentage of rental revenue was 41.9%.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $7.8 million, or 119%, from $6.5 million in the three months ended December 31, 1995 to $14.3 million in the three months ended December 31, 1996. Salaries and related costs increased $5.1 million primarily from increased personnel resulting from acquisitions and to support the Company's overall growth, as well as normal annual inflationary increases. Other general and administrative expenses, including rent and related expenses, telephone, postage and other office supplies, as well as insurance costs, increased $2.2 million due to acquisitions and to support the revenue growth. Direct selling expenses, including travel, marketing and other costs related to obtaining business, increased $0.5 million. Selling, general and administrative expenses as a percentage of revenue declined from 32.1% in the three months ended December 31, 1995 to 27.3% in the three months ended December 31, 1996 as revenue increased more rapidly than such expenses.

  Depreciation and amortization. Depreciation and amortization expense increased $1.1 million from $0.6 million in the three months ended December 31, 1995 to $1.7 million in the three months ended December 31, 1996. The purchase of computer equipment and property and equipment acquired through acquisitions resulted in increased depreciation expense of $0.7 million in the three months ended December 31, 1996. Amortization expense resulting from goodwill from acquisitions increased $0.4 million.

  Interest expense. Interest expense with related parties decreased due to the repayment and conversion of debt as of March 15, 1996 in connection with the Initial Public Offering. Other interest expense, net, increased $0.1 million due to increased borrowings incurred in connection with the consummation of acquisitions.

  Income (loss) before taxes. Income before taxes increased from a loss of $1.2 million in the three months ended December 31, 1995 to income before taxes of $1.2 million in the three months ended December 31, 1996 as revenue growth from internal business and acquired businesses contributed to the improved earnings of the Company.

  Provision (benefit) for taxes. The tax provision (benefit) reflects an allocation based on the full year anticipated tax provision. The provision for taxes as a percentage of income before taxes was 24.0% and 40.0% for the three months ended December 31, 1995 and 1996, respectively. The 1995 tax rate reflects the utilization of net operating loss carryforwards.

  Net income (loss). Net income increased to $0.7 million in the three months ended December 31, 1996 from a loss of $0.9 million in the three months ended December 31, 1995. Net income per share for the three months ended December 31, 1996 increased to $0.08 from a pro forma loss per share of $0.07 for the comparable period in fiscal 1995. The net loss per share for the three months ended December 31, 1995 was computed on a pro forma basis assuming conversion of the Convertible Note and all outstanding shares of preferred stock into Common Stock (which, in each case, occurred on March 15, 1996 immediately prior to the consummation of the Initial Public Offering) as if such conversions occurred on October 1, 1995. The pro forma loss per share computation reflects adjustments to eliminate the interest expense incurred on the Convertible Note and to eliminate accrued preferred stock dividends.

 Fiscal 1996 Compared to Fiscal 1995

  Revenue. Revenue increased $67.2 million, or 83%, from $81.1 million in fiscal 1995 to $148.3 million in fiscal 1996. Through a combination of internal growth and acquisitions the Company increased its revenues from clients across a broad range of industries. Increases in telecommunications, food services and information technology clients accounted for 14.6%, 12.3%, and 12.3% of the revenue growth, respectively. In addition, a new lodging client accounted for 8.7% of the increased revenue. Approximately 25% of the increase was due to sales meetings in connection with a triennial event held by an insurance client. The remainder of the increase in revenue was spread among several other industries.

  Gross profit. Gross profit increased 81% from $26.8 million in fiscal 1995 to $48.5 million in fiscal 1996, primarily as a result of the revenue growth described above. Gross profit as a percentage of revenue decreased slightly to 32.7% in fiscal 1996 from 33.1% in fiscal 1995.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $11.1 million or 58% from $19.3 million in fiscal 1995 to $30.4 million in fiscal 1996. Salaries and related costs increased $6.9 million resulting primarily from the addition of new offices and personnel resulting from acquisitions and in support of other revenue growth, as well as normal inflationary increases. Other general and administrative expenses, including rent, occupancy and telephone, increased $2.6 million resulting from the Company's overall growth. Direct selling expenses, including commissions, advertising, travel and other costs related to obtaining business, increased $1.6 million. Selling, general and administrative expenses as a percentage of revenue declined from 23.8% in fiscal 1995 to 20.5% in fiscal 1996 as revenue increased more rapidly than such expenses. In fiscal 1996, the Company also recorded a non-recurring non-cash compensation expense of $1.1 million resulting from the vesting of common stock sold pursuant to the Management Stock Plan at a price lower than its fair market value.

  Depreciation and amortization. Depreciation and amortization expense increased $0.8 million from $2.3 million in fiscal 1995 to $3.1 million in fiscal 1996. This increase was primarily due to the purchase of computer equipment, fixed assets acquired through acquisitions and goodwill resulting from such acquisitions.

  Interest expense. Interest expense with related parties decreased by $1.0 million from fiscal 1995 to fiscal 1996 due to the repayment and conversion of debt as of March 15, 1996 in connection with the Initial Public Offering. Other interest expense, net, decreased by $0.9 million from fiscal 1995 to fiscal 1996 due to a lower average borrowing level, the repayment of outstanding balances as of March 15, 1996 in connection with the Initial Public Offering, and interest income earned on the proceeds from the Initial Public Offering.

  Income before taxes. Income before taxes increased from $1.7 million in fiscal 1995 to $12.3 million in fiscal 1996 as revenue growth from internal business and acquired businesses contributed to the improved earnings of the Company.

  Provision for taxes. The provision for taxes as a percentage of income before taxes was 35.0% and 15.6% for fiscal 1996 and fiscal 1995, respectively. The increase in the effective rate is due primarily to income before tax in excess of the utilization of available net operating loss carryforwards which are not subject to limitations. Beginning with the fiscal year ending September 30, 1997, the Company expects to reflect an effective tax rate in accordance with statutory tax rates as adjusted for book/tax differences such as nondeductible expenses.

  Net income. Net income increased to $8.0 million in fiscal 1996 from net income of $1.4 million in fiscal 1995, for the reasons set forth in the preceding paragraphs. Pro forma net income per common share increased in fiscal 1996 to $1.05 from $0.49 in fiscal 1995. Excluding the effect of the non-recurring non-cash compensation charge of $1.1 million, pro forma net income per common share would have been $1.18 for fiscal 1996.

 Fiscal 1995 Compared to Fiscal 1994

  Revenue. Revenue increased 37.1% from $59.2 million in fiscal 1994 to $81.1 million in fiscal 1995. Higher revenue from the Ford Motor Co. accounted for approximately two-thirds of the revenue increase. Increased revenue from clients in the information technology sector contributed approximately 25% of the increase.

  Gross profit. Gross profit increased 37.9% from $19.5 million in fiscal 1994 to $26.8 million in fiscal 1995. The $7.4 million increase resulted primarily from the revenue growth described in the preceding paragraph. Gross profit as a percentage of revenue rose slightly from 32.9% to 33.1%.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased 34.5% from $14.3 million in fiscal 1994 to $19.3 million in fiscal 1995. Salaries and related costs increased $3.1 million primarily as a result of acquisitions, new office openings and additional personnel in connection with the Company's growth as well as annual inflationary increases. Direct selling expenses increased $0.4 million to support revenue growth. In addition, other general and administrative expenses for new and additional offices increased $1.5 million. Selling, general and administrative expenses as a percentage of revenue declined from 24.3% in fiscal 1994 to 23.8% in fiscal 1995.

  Depreciation and amortization. Depreciation and amortization expense increased by $0.2 million from fiscal 1994 to fiscal 1995 due primarily to the purchase of computer equipment and goodwill from acquisitions.

  Interest expense. Interest expense with related parties increased $0.1 million due to compounding. Other interest expense increased $0.8 million due to higher borrowing under the Company's then-existing bank facility to fund acquisitions, office expansions and increased working capital requirements.

  Income before taxes. Income before income taxes increased from $0.4 million to $1.7 million as revenue growth both from internal business as well as acquired businesses contributed to the improved earnings of the Company.

  Provision for taxes. The provision for taxes in fiscal 1995 reflects federal, state and local minimum taxes after benefit from the utilization of net operating loss carryforwards. The provision for taxes in fiscal 1994 reflects state and local minimum taxes. See "--Income Taxes."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations primarily through internal cash flow and bank financing, including the Company's new financing facilities (as described below), its recently replaced line of credit (the "1994 Line of Credit") (as described below) and its recently replaced term facility (the "1994 Term Facility") (as described below). These sources of funds have been used to fund the Company's efforts to grow both internally and through acquisitions.

  The following table sets forth certain information from the Company's Consolidated Statement of Cash Flows for the periods indicated:

                                                                THREE MONTHS
                                    YEAR ENDED SEPTEMBER 30,       ENDED
                                    --------------------------  DECEMBER 31,
                                     1994     1995      1996        1996
                                    -------  -------  --------  ------------ ---
                                         (IN THOUSANDS)
Net cash provided by (used in):
  Operating activities............. $ 2,872  $   442  $  7,260    $   805
  Investing activities.............  (6,601)  (7,758)  (46,205)    (4,675)
  Financing activities.............   3,572    7,256    47,078      1,956

  In fiscal 1994, the Company generated $2.9 million from its operating activities. Net income plus depreciation and amortization provided $2.4 million. The net change in working capital provided $0.5 million, with increases in accounts receivable resulting from increased revenue being more than offset by increases in accounts payable, deferred income and accrued liabilities. Investing activities required $6.6 million as a result of the acquisition of businesses, purchase of property and equipment and additional payments in connection with the merger with ICC. Financing activities provided $3.6 million through use of the 1994 Line of Credit and 1994 Term Facility.

  In fiscal 1995, the Company generated approximately $0.4 million from operating activities compared to $2.9 million in fiscal 1994. The decrease was the result of higher working capital requirements resulting from expansion of operating activities and revenue growth. Investing activities included the purchase of property and equipment and acquisitions of intangibles and businesses that required approximately $7.8 million. Financing activities provided approximately $7.3 million through use of the 1994 Line of Credit and 1994 Term Facility.


  In fiscal 1996, the Company generated $7.3 million from its operating activities. Net income plus depreciation and amortization and the non-cash compensation expense described above provided $12.2 million. The net change in working capital used $4.9 million, with increases in accounts receivable, prepaid expenses and other current assets as well as a decrease in accrued interest payable, offset by a net increase in accrued expenses and accounts payable. Investing activities required $46.2 million, resulting primarily from the acquisition of businesses and the purchase of equipment. Financing activities provided approximately $47.1 million, of which an aggregate of $44.4 million of net proceeds were received in fiscal 1996 from the issuance of Common Stock and the exercise of warrants to purchase Common Stock, $18.0 million was provided by the 1994 Term Loan and net proceeds of $1.8 million were provided by the 1994 Line of Credit. Such amounts were offset by $16.9 million used to repay certain outstanding bank borrowings and substantially all other long-term indebtedness, and to pay accrued preferred stock dividends. In addition, $0.2 million was used to repurchase Common Stock in fiscal 1996.

  For the three months ended December 31, 1996, $0.8 million was provided by operating activities. Net income adjusted for depreciation and amortization provided $2.9 million. The net change in working capital used $2.1 million, with an increase in deferred income, which was more than offset by increases in accounts receivable, prepaid expenses and other current assets, and a decrease in accrued expenses and other liabilities. Investing activities required $4.7 million due to acquisition-related expenditures and property and equipment additions. Financing activities provided $2.0 million in the three months ended December 31, 1996, of which $23.0 million was provided by drawings under the Company's Reducing Revolver, offset by repayments on each of the 1996 Facilities.

  The 1994 Line of Credit provided the Company with funds to satisfy working capital requirements and the 1994 Term Facility was used primarily to finance acquisitions. As of September 30, 1996, $6.0 million was outstanding under the 1994 Line of Credit and $15.0 million was outstanding under the 1994 Term Facility. As of September 30, 1996, each of the 1994 Line of Credit and the 1994 Term Facility bore interest at the rate of 9.25% per annum, which was 1% over the lender's prime rate. On December 4, 1996, the Company entered into a new loan agreement with a syndicate of banks pursuant to which the Company increased its aggregate available bank financing from $27 million to $100 million, consisting of a $75 million six year reducing revolving credit facility (the "Reducing Revolver") to be utilized in connection with the financing of acquisitions and a $25 million six year revolving line of credit (the "Revolving Line" and together with the Reducing Revolver, the "1996 Facilities"). Amounts outstanding under the 1994 Line of Credit and 1994 Term Facility were repaid with proceeds from the 1996 Facilities. The maturity date of each of the 1996 Facilities is December 31, 2002. Interest on outstanding amounts under the 1996 Facilities is payable quarterly in arrears and, at the option of the Company, interest accrues at either (i) LIBOR plus an applicable margin or (ii) an alternate base rate based on the greatest of (a) the agent bank's prime rate, (b) the three month secondary certificate of deposit rate and (c) the federal funds rate. The weighted average interest rate on the outstanding amount under the 1996 Facilities is currently 6.6%. The interest rate will increase by 2.0% if principal or interest is not paid when due (after applicable grace periods). Pursuant to the terms of the 1996 Facilities, the Company is required to reduce outstanding amounts under the Revolving Line to less than $5.0 million for a period of not less than 30 days during every 12-month period commencing on December 4, 1996.

  All outstanding amounts under the Reducing Revolver and the Revolving Line, as the case may be, will be repaid upon consummation of the Offering, and accordingly, upon completion of the Offering and the application of the proceeds therefrom, the Company expects to have no outstanding indebtedness for money borrowed. (The Company will have indebtedness in connection with commitments under certain finance lease arrangements.) See "Use of Proceeds" and "Capitalization."

  In January, 1996, the Company acquired substantially all of the assets of Koors Perry. A payment of $2.5 million made at the closing of such acquisition was funded by a drawing on the 1994 Term Facility. In June, 1996, the Company acquired Lighthouse for $5.3 million in cash, $0.7 million in the repayment of certain indebtedness and $1.0 million in shares of Common Stock (31,821 shares of Common Stock). The cash payment was funded by proceeds from the Initial Public Offering. Also in June, 1996, the Company acquired Spectrum. The purchase price was $5.0 million in cash (including $2.6 million to repay outstanding indebtedness) plus contingent cash payments in the event that Spectrum meets certain performance goals. The cash payment was funded by proceeds from the Initial Public Offering. In September, 1996, the Company acquired TAVS for $26.6 million in cash, subject to adjustment in certain circumstances. The cash payment was funded in part by proceeds from the Initial Public Offering and drawings on the 1994 Line of Credit and the 1994 Term Facility. In January, 1997, the Company acquired Blumberg for $16.6 million in cash, repayment of $3.9 million of indebtedness and 29,940 shares of Common Stock. The cash payment was funded by drawings on the Reducing Revolver. In January, 1997, the Company acquired Projexions for $13.6 million in cash and $1.4 million in the repayment of certain indebtedness. The cash payment was funded by drawings on the Reducing Revolver. See "Business--Recent Acquisitions" and "Business--Recently Announced Purchase Agreement."

  Capital expenditures were $1.6 million in each of fiscal 1994 and fiscal 1995 and $2.2 million in fiscal 1996. For fiscal 1995 and fiscal 1996, the purchase of additional personal computers and expanded capabilities for the computer system were the largest areas of expenditure. Capital expenditures in fiscal 1994 were incurred primarily in connection with the purchase of personal computers, an IBM AS/400 mid-range computer, furniture and fixtures and leasehold improvements. The Company depreciates its equipment over the estimated useful lives of such assets ranging from five to seven years. The Company believes that capital expenditure requirements will increase to approximately $9.0 million in fiscal 1997 (including Blumberg's anticipated capital expenditure requirements, but excluding capital expenditure requirements of any additional businesses acquired) primarily as a result of planned investments in audio visual and staging equipment which the Company will rent to its clients.

   The Company believes that cash flow from operations, the net proceeds from the Offering and available credit under the New Facilities will be sufficient to meet operating needs and capital spending requirements and fund reasonably forseeable acquisition strategies for at least the next twelve months.

BILLINGS AND COLLECTIONS

  Customers are normally billed on a per-project or per-rental basis. Generally, the Company produces projects on a fixed-price basis. The components of the fixed price are labor, both internal and external, outside purchases and equipment utilization. The Company also produces projects priced on a "cost-plus" basis, whereby the Company bills its employees' services to the client at hourly or per diem rates, depending upon the employee, and then charges for actual outside purchases plus an agreed upon mark-up. Like fixed pricing, however, cost-plus pricing has a ceiling that cannot be exceeded without written permission of the client. For both fixed-price and cost-plus projects, the Company has a project change notice system to authorize all production/price changes. TAVS provides audio visual equipment rentals to customers based on published price lists. Generally, billing terms are one-third due upon contract signing, one-third due during production and the remainder due upon delivery and completion of the project. In the case of TAVS, customers are billed upon completion of the staging service or rental. Billings prior to delivery date are carried as deferred income in the Company's financial statements and costs incurred prior to the delivery date are carried as deferred charges. The Company has not had any material collection problems in connection with its business.

  In the event a client cancels a project after production work has begun, the client is billed for work performed and expenses incurred through the date of cancellation.

INCOME TAXES

  The Company's effective tax rates for fiscal 1994, fiscal 1995 and fiscal 1996 were 17.5%, 15.6% and 35.0%, respectively, which resulted from the utilization of federal net operating loss ("NOL") carryforwards. The increase in the effective tax rates for fiscal 1996 is due primarily to income before tax in excess of the utilization of available NOL carryforwards which are not subject to limitations. In future years the Company does not expect to recognize any material benefit related to the utilization of NOL carryforwards and expects to reflect a tax rate in accordance with statutory tax rates adjusted for book/tax differences such as non-deductible expenses.

RECENT DEVELOPMENTS

  Lighthouse Acquisition. The Company's historical results of operations for fiscal 1996 include the results of operations of Lighthouse since June 1, 1996, the effective date of the acquisition. The acquisition of Lighthouse is not reflected in the Unaudited Pro Forma Consolidated Financial Information included herein. For its fiscal year ended December 31, 1995, Lighthouse had revenue of $10.4 million, gross profit of $3.4 million, operating income of $0.2 million and a net loss of $.04 million. At December 31, 1995, Lighthouse had total assets of $3.3 million. The acquisition of Lighthouse resulted in an increase of approximately $7.0 million in goodwill, which is reflected on the Company's September 30, 1996 consolidated balance sheet. Management does not believe that Lighthouse's historical financial results prior to being acquired by the Company are necessarily indicative of Lighthouse's future contribution to the results of operations of the Company. See "Business--Recent Acquisitions."

  Rome Acquisition. In December, 1996, the Company acquired Rome. The acquisition of Rome is not reflected in the Unaudited Pro Forma Financial Information included herein. For its fiscal year ended February 29, 1996, Rome had revenue of $2.4 million. See "Business--Recent Acquisitions."

  Projexions Acquisition. In January, 1997, the Company acquired Projexions. The acquisition of Projexions is not reflected in the Unaudited Pro Forma Consolidated Financial Information included herein. For its fiscal year ended December 31, 1995, Projexions had revenue of $17.7 million. See "Business-- Recent Acquisitions."

  Blumberg Acquisition. In January, 1997, the Company acquired Blumberg. The acquisition of Blumberg is not reflected in the Unaudited Pro Forma Consolidated Financial Information included herein. For its fiscal year ended May 31, 1996, Blumberg had revenue of $42.3 million. See "Business--Recent Acquisitions."

NEW ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board has issued two standards which became applicable to the Company in fiscal 1997: No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and No. 123, Accounting for Stock-Based Compensation. Neither standard is expected to have a significant impact on the Company.

QUARTERLY RESULTS

  The following table sets forth the unaudited quarterly results of operations for each of the quarters in fiscal 1995 and fiscal 1996 and the quarter ended December 31, 1996. In management's opinion, this unaudited quarterly information includes all adjustments which are necessary for a fair presentation of the information for the quarters presented. The operating results in any quarter are not necessarily indicative of the results which may be expected for any other interim period or for fiscal 1997.

                                      FISCAL                           FISCAL               FISCAL
                                       1995                             1996                 1997
                          -------------------------------- -------------------------------- -------
                            1ST      2ND     3RD     4TH     1ST      2ND     3RD     4TH     1ST
                          QUARTER  QUARTER QUARTER QUARTER QUARTER  QUARTER QUARTER QUARTER QUARTER
                          -------  ------- ------- ------- -------  ------- ------- ------- -------
                                                      (IN THOUSANDS)
Revenue.................  $11,399  $19,045 $21,641 $29,046 $20,407  $31,220 $48,150 $48,553 $52,659
Gross profit............    3,912    5,861   7,528   9,518   7,066   10,190  15,576  15,701  17,830
Operating income (loss).   (1,143)     938   2,242   3,146     (87)   1,576   6,556   5,831   1,770
Net income (loss).......   (1,593)      91   1,127   1,801    (898)     643   4,408   3,836     736

  For a discussion of factors affecting the Company's quarterly results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                   BUSINESS

  Caribiner is a leading international producer of meetings, events and training programs and a provider of related business communications services that enable businesses to inform, sell to and train, their sales forces, dealers, franchisees, partners, stockholders and employees. The Company believes its principal strengths are the depth of its creative, production and technical talent, its ability to consistently meet its clients' business objectives and expectations and its ability to manage effectively and reliably a number of complex, large-scale projects contemporaneously. Caribiner's clients are typically large companies that have a business need to communicate with sizable internal and external constituencies on a regular basis and include some of the world's largest companies in diverse industries. Major clients include the Ford Motor Co. (automotive), IBM (information technology), Parke-Davis (pharmaceuticals), Holiday Inn Worldwide (lodging), Shell Oil Company (petroleum) and McDonald's Corporation (fast food). The Company has offices throughout the United States, as well as in London, Dubai and Hong Kong.

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through additional domestic and international acquisitions. Caribiner's revenue has grown from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $148.3 million in fiscal 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $227.1 million in fiscal 1996. (See "Unaudited Pro Forma Consolidated Financial Information.")

  Business activities and events that generate a need for business communications services include sales meetings, product launches, training and education of employees and dealers, development of strategic and organizational communications, conferences, stockholder meetings and other executive management presentations that are used to convey important information about the business and/or its products. These business constituencies are not typically communicated with by public relations firms, which assist a business in communications with or through the news media, or advertising agencies, which create advertising and marketing campaigns to communicate with consumers. Large-scale events and programs to communicate essential corporate messages are often not part of a company's core businesses because of the unique skills necessary to develop, produce and successfully stage such events. As a result, many companies look to engage outside firms to perform these functions. In addition, large corporate events tend not to occur regularly, depending, for example, on timing of product roll-outs, changing competitive environments and shifts in corporate strategy, which makes it relatively costly to maintain the internal resources to create and execute these events.

  The Company offers a wide range of business communications services, including conceptualizing, planning and producing corporate meetings and events and providing audio visual equipment rentals, sales and related staging services for such meetings and events, developing training and educational materials relating to new job skills, products, systems and organizational processes, handling internal corporate communications and creating interactive trade show exhibits. The Company believes it has benefited from a trend among major corporations toward increased corporate outsourcing of meetings, events, training and communications. These services can be delivered in all forms of media, including film, interactive technologies (including CD-ROM), videotape, slides, computer graphics and animation, print and multimedia. Examples of such engagements include:

  . The production of the automobile introduction shows for the complete line of 1997 Ford Motor Co. vehicles, which were attended by approximately 8,000 dealers and their guests and Ford employees in San Francisco over a two-week period in August, 1996. Beginning eight months prior to the introductions, the Company's personnel worked closely with Ford's management and product teams to develop the messages and themes which the automobile maker wanted to communicate to its dealers. Caribiner designed and constructed all sets and stage layouts, drafted corporate speeches made by Ford's management, choreographed the unveiling of the new 1997 vehicles to the dealers, produced several audio/visual presentations and arranged for live entertainment.

  . The introduction to approximately 1,400 sales people from two leading pharmaceutical companies of a new jointly-promoted product in February, 1996 in Orlando, Florida. Within the span of two months, the

   Company produced the entire event, which was designed to educate each of the companies' sales forces regarding a new antihistamine product. The Company custom-built and designed several meeting areas within a single large convention center, designed an interactive computer video game to test the sales persons' knowledge of the product, produced sketches to demonstrate the product's advantages over competing products, produced several videos, arranged for live entertainment and drafted speeches made by the companies' senior managers.

  . The development and delivery in October, 1995 of three interactive multimedia CD-ROM-based courses for a retailer focusing on product identification, customer service and technical equipment and procedures specific to a cashier's job. The courses utilized digital audio, still images, text and/or video and assessment questions.

  . The design of a 3,200 square foot exhibit for Philip Morris Companies, Inc. for use at the October, 1995 National Association of Convenience Stores trade show, which was attended by approximately 14,000 people, as well as the production of two videos and the design and supervision of all on-site activities, including two interactive exhibits.

  . The provision by TAVS of over 5,000 pieces of audio visual equipment
    (ranging from data projectors, video walls and concert sound systems to overhead projectors and flip charts) to Computer Associates International, Inc. in connection with its CA World "96 annual users' conference in New Orleans in August, 1996, which was attended by approximately 10,000 people. The Company also provided staging and convention and trade show support services with approximately 150 technicians and other personnel on site.

COMPETITIVE POSITION

  Market leader. The Company offers a full range of business communications services and a depth and breadth of creative, production, technical and organizational expertise that management believes, based on its experience in the industry, most of its competitors generally lack. Caribiner has established a track record of success in executing projects of various types and sizes, including multi-million dollar events, in a number of industries. Caribiner's projects are frequently high profile events where senior executives of a client, often the CEO, are presenting new information to the audience. As a result, Caribiner believes that confidence in a business communications services provider and its ability to execute effectively are of critical importance to clients. In addition, the Company believes that its resources permit it to seek out and manage a number of large-scale projects contemporaneously. From fiscal 1993 to fiscal 1996 the number of clients to whom the Company provided services during the year grew from 65 to over 300.

  Strong client relationships. The Company's capabilities have resulted in its developing long-standing relationships and significant levels of revenue with numerous major clients. In fiscal 1996, Caribiner had revenue in excess of $1 million from each of 24 clients, many of which Caribiner has had relationships with for several years, compared with nine such clients in fiscal 1993. These 24 clients contributed revenue of $109.8 million in fiscal 1996. Such large accounts are often developed as a result of the Company's efforts to penetrate a number of different divisions and departments within a client. For example, for its largest client, Ford Motor Co., in fiscal 1996 Caribiner executed 160 projects of various sizes for numerous individual buyers of services in 21 Ford business units, including Ford Corporate, Ford Division, Lincoln-Mercury Division, Ford Fleet and Lease, Ford Export and Ford Credit.

  Expanding national and international presence. As part of the Company's strategy to expand its client base, increase its range of services and broaden its geographic coverage, over the last three years Caribiner has opened new offices in Boston, San Francisco, White Plains (NY) and Hong Kong, and acquired offices throughout the United States and in London and Dubai internationally. This expansion has provided strategic and operational benefits, which include enabling the Company to service clients more effectively by being in closer proximity to them, expanding and diversifying the Company's client base, securing the services of the acquired business' key executives and sales personnel, reducing costs by centralizing finance, administration and information technology functions and realizing purchasing advantages associated with increased economies of scale. The Company has also expanded the business communications services which it offers to clients to include the provision of audio visual equipment rentals, sales and related staging services through its recent acquisitions of TAVS and Projexions.

GROWTH STRATEGY

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through domestic and international acquisitions. To achieve this goal, Caribiner plans to
(i) increase penetration of existing accounts, (ii) develop new large accounts, (iii) continue to diversify the range of services offered and (iv) continue expansion domestically and internationally through acquisitions and the opening of new offices.

  Increase penetration of existing accounts. The Company believes that it has demonstrated the ability to increase its penetration of existing accounts and to solve a wide range of business communications needs for its clients. The Company has identified and utilized a number of ways to establish and build a client relationship with a large account including:

  . securing a "blanket purchase order" or other agreement which enables decision makers within a client to award business to Caribiner without going through a bidding or selection process;

  . establishing a local presence to be in close proximity to a client and to ensure rapid response to clients; and

  . establishing an outsourcing relationship with a client for specific communications needs.

As a result, the Company has entered into agreements with several key accounts for a variety of business communications services. The terms of these agreements provide either specific event and service commitments or blanket purchase order arrangements, though these agreements are generally terminable by the client on short notice and do not provide for minimum levels of revenue. The Company currently has seven such agreements in place with clients, as compared to two such agreements at the end of fiscal 1994.

  Develop new large accounts. The Company intends to develop new large accounts by continuing to target clients that have significant or potentially significant business communication needs. The Company utilizes a number of techniques to develop new large accounts, including responding to requests for proposals, becoming a part of a company's regular "bid" list, pursuing client referrals, identifying prospects through research of a potential client's business communications needs (e.g., the status of product launches) and actively marketing to potential new clients. Sales and marketing personnel in each of Caribiner's offices identify potential client relationship opportunities and promote Caribiner's expertise and range of services.

  Continue to diversify the range of services offered. Caribiner believes there are significant opportunities to increase its penetration of accounts by promoting its capabilities in areas such as employee training and education and corporate communications, which can be utilized by clients either in conjunction with meetings and events or separately from them. Revenue for the Company's "non-meetings" business has increased from a relatively insignificant amount in fiscal 1993 to $18.0 million in fiscal 1995 and $33.5 million in fiscal 1996. Caribiner believes that continued efforts to promote its non-meetings business will result in increased usage of the Company's wide range of business communications services, strengthen ongoing client relationships and further expand its revenue base. Caribiner also believes there are attractive opportunities to continue expanding its position as a provider of audio visual equipment rentals and related staging services through internal growth and acquisitions. The Company believes that these services complement its other "meetings-related" activities.

  Continue expansion domestically and internationally. Caribiner intends to continue to expand domestically and internationally by making acquisitions in the business communications services industry and opening new offices to service existing or potential new clients. In making acquisitions, the Company will continue to focus on companies that have an existing or potential client base that lends itself to increased penetration subsequent to acquisition and that are in attractive markets. The Company believes that numerous acquisition candidates are available as a result of the fragmented nature of the industry. Since October, 1993, the Company opened four offices, made seven acquisitions and acquired a contractual client relationship with a major corporation from another business communications services provider.

  Caribiner believes that its future worldwide opportunities are significant as a result of the global marketing approach undertaken by its clients as well as the size of the international business communications services market.

RECENT ACQUISITIONS

  One of the components of the Company's growth strategy is to expand its client base by making acquisitions in the business communications services industry. Caribiner's management believes that its acquisitions to date have allowed the Company to (i) acquire additional large clients, further develop its relationships with existing clients and acquire experienced personnel needed to service such clients and (ii) enhance operating income by leveraging the Company's existing infrastructure and industry knowledge.

  During fiscal 1994 and 1995, Caribiner completed five acquisitions and acquired a contractual client relationship with a major corporation from another business communications services provider. Three such acquisitions were business communications services providers located in New York City, which permitted the Company to expand its client base and secure the services of experienced executive management personnel of the acquired businesses. In addition, during such fiscal years, the Company also completed three other transactions through which it increased its client base and expanded into new geographic regions by the addition of offices in Los Angeles, Atlanta, Dallas and Houston. The total initial purchase cost of the acquisitions completed in fiscal 1994 and 1995 was $4.5 million and $4.3 million, respectively. Several such acquisitions also provide for contingent payments following their purchase based upon achievement of gross profits above specified target levels.

  Effective as of January 1, 1996, the Company acquired substantially all of the assets of Koors Perry, a regional business communications services provider based in Atlanta, Georgia with revenue of $8.9 million for the nine months ended September 30, 1995. The Company has integrated Koors Perry with its Atlanta office and has used it as a base from which to expand its presence in the southeastern U.S. In June, 1996, the Company acquired Lighthouse, a leading midwestern business communications services provider, with revenue of $10.4 million for the year ended December 31, 1995. The Company has integrated its Chicago office with the Lighthouse headquarters in Rolling Meadows, Illinois and has used it as a base from which to expand its presence in the midwestern U.S. The acquisition of Lighthouse resulted in the Company's establishing a relationship with, among other clients, Motorola, Inc. Also in June, 1996, the Company acquired Spectrum, a leading London-based producer of meetings and events and provider of other business communications services with a significant presence in the United Kingdom and Europe with revenue of $20.5 million for the nine months ended March 31, 1996. The acquisition of Spectrum allowed the Company to establish an international presence, resulted in the Company's establishing a relationship with, among other clients, the European division of a large domestic automobile manufacturer and will enable it to serve the global needs of its domestic clients.

  In September, 1996, the Company acquired TAVS, a leading provider of audio visual equipment rentals, sales and related staging services, including hotel audio visual outsourcing services, in the United States. The acquisition of TAVS enables the Company to offer its own audio visual equipment and staging services for use at meetings and events serviced by the Company and reduce the Company's reliance on third party vendors. The Company also believes that since many TAVS' clients are hotel properties whose business customers tend to book hotel facilities well in advance of meetings and events, and often prior to contacting a business communications services provider, it will have opportunities to benefit from cross-referral of customers. TAVS reported revenue of $45.9 million for the year ended December 31, 1995.

  The total initial purchase price of the acquisitions completed during fiscal 1996 was approximately $43.9 million. Certain of such acquisitions also included contingent payment provisions.

  In December, 1996, the Company acquired Rome, a regional producer of meetings and events headquartered in San Francisco. The Company is integrating Rome into its San Francisco office, thereby expanding and strengthening its presence in the business communications industry in the Northern California market through the addition of established providers with synergistic service capabilities. The Company believes that it will benefit from the experience, reputation, management skills and business relationships of Jonathan Rome, the former president and sole stockholder of Rome, with whom the Company has entered into a multi-year employment contract. Rome has provided business communications services to various corporate clients, including Charles Schwab & Co., Inc., SAP and Sun Microsystems, Inc. Rome reported revenue of $2.4 million for the year ended February 29, 1996. In January, 1997, the Company acquired Projexions, a provider of audio visual equipment rentals and related staging services in the southeastern U.S. The acquisition of Projexions strengthens the Company's position as a leading provider of audio visual equipment rentals and related staging services, including hotel audio visual outsourcing services, in its region. Projexions reported revenue of $17.7 million for the year ended December 31, 1995. In January, 1997, the Company acquired Blumberg, a provider of audio visual equipment rentals, sales and related staging services, including hotel audio visual outsourcing services, in the upper mid-west and southern U.S. The Company is integrating Blumberg's operations with its existing operations, thereby expanding its presence in the geographic regions which Blumberg serves. Blumberg reported revenue of $42.3 million for the year ended May 31, 1996.

SERVICES

  Caribiner offers a wide range of business communications services, including conceptualizing, planning and producing corporate meetings and events, developing training and educational materials relating to new job skills, products, systems and organizational processes, handling internal corporate communications and creating interactive trade show exhibits. The Company also, through its TAVS division, provides audio visual equipment rentals and staging services, as well as hotel audio visual outsourcing services.

  Specifically, Caribiner's services include:

  BUSINESS MEETINGS AND EVENTS that introduce new products, present newly designed corporate strategies to targeted audiences or honor a company's leading contributors. Examples of recent engagements include:

  . The creation, production and staging in May, 1995 of IBM's Golden Circle
    Meeting, an event held each year to recognize outstanding achievements during the year by IBM employees and attended by over 2,000 people. Caribiner created, produced and staged the corporate presentations, produced several video presentations, drafted speeches, composed original music and identified and hired motivational speakers.

  . The creation, production, staging and logistical support of the 1995
    McDonald's Corporation Operations Road Tour, a traveling event held in five different locations in the U.S. and Canada and performed 13 times for an audience of nearly 10,000 store managers and operations personnel. Caribiner produced original video presentations, drafted speeches given by management and cast and developed original music, comedy and other theatrical components for the project, which was used by McDonald's to communicate business objectives for the coming year and update and train attendees on new developments in operations systems and procedures.

  . The production in October, 1996 of the Holiday Inn Worldwide Annual
    Conference in Las Vegas, Nevada. This four-day event was designed to reward, educate and inform 2,200 delegates made up of hotel owners, partners and franchise holders who came together from around the world. Caribiner drafted speeches, provided speech training, created visual support, produced videos that specifically supported the marketing presentations and provided staging for the event.

  AUDIO VISUAL EQUIPMENT RENTAL, SALES AND STAGING SERVICES through its TAVS division, which is the preferred in-house provider of audio visual equipment rentals, sales and related staging services in approximately 170 hotel properties primarily across the eastern U.S. and which also supplies such equipment and services to production companies and corporations for use at meetings, events and training programs. See "--Recent Acquisitions." In December, 1996, the Company entered into a seven-year contract with Starwood Lodging Corporation, an owner of various hotel properties throughout the nation, that provides for the establishment over time of on-site audio visual equipment rental and support services for, initially, up to 30 Starwood properties. The agreement with Starwood also provides that the Company will be a future provider of choice to new Starwood properties.

  TRAINING PROGRAMS using interactive and technology-driven hardware designed to improve employee productivity, in the areas of product knowledge, team building, sales skills, personal skills and behavioral development. Some examples include:

  . The development in December, 1995 of computer-based training modules, print-based quick reference tools, applications workshops and audio-based reinforcement modules for Eastman Kodak Corporation to meet its need of educating its sales representatives in connection with a new marketing strategy.

  . The development of a series of workshops for Sony USA Inc.'s National
    Sales Meeting held in April, 1995 to achieve Sony's objectives of reinforcing team-oriented concepts, educating its sales force about products and services and instructing attendees about sales strategies and applications. Caribiner designed several exercises, including a computer-based quiz game in which a team of sales representatives were required to demonstrate their mastery of important messages, information, strategies and tactics supporting their marketing efforts and a team-building exercise involving their construction of a tower from various props, which was interspersed with various learning and discussion activities.

  . The design and production of a video-based learning module in connection in November, 1995 with a training workshop to assist Chemical Bank in its effort to integrate its various divisions in order to provide a more comprehensive array of business services to its clients.

  CORPORATE COMMUNICATIONS PROGRAMS used to disseminate management's message to employees and others. Some examples include:

  . The development of strategic communication programs in 1995 for the Ford
    Motor Co. that orient and train employees in connection with Ford 2000, the re-engineering initiative undertaken by the automobile maker. Working with Ford management throughout the world, Caribiner has developed a new global internal communications plan and developed and coordinated an executive development program that provides communications tools and logistical support to Ford executives in their effort to educate personnel regarding the objectives of Ford 2000.

  . The preparation and design in 1995 of printed brochures and the production of audio and visual materials used by ARAMARK in both its internal and external communications as well as consultation with company management in connection with their overall communications strategy.

  EXHIBITS AND DISPLAYS, which involves the design and development of a company's trade show exhibit or a visitor's center/lobby display and the provision of audio visual equipment to support such exhibits and displays. For example:

  . The development of all creative and production elements for a major consumer electronics company exhibit at the 1995 COMDEX Show in Las Vegas. Caribiner designed the exhibit, created and produced all of the creative elements in the form of both videos and printed materials and developed and scripted presentations designed to attract participants to the exhibit.

CLIENTS

  Caribiner targets clients with large or potentially large recurring needs for business communications services. Caribiner's client list covers a number of industry sectors including automotive, information technology, insurance, pharmaceuticals, financial services, fast food, lodging and petroleum.

  Caribiner's clients include ARAMARK, Computer Associates International, Inc., Eastman Kodak Corporation, Ford Motor Co., Holiday Inn Worldwide, IBM, McDonald's Corporation, Parke-Davis, a division of Warner Lambert, Schering-Plough and Shell Oil Company. During fiscal 1996, Ford Motor Co., IBM and State Farm Group accounted for approximately 15%, 13% and 11%, respectively, of Caribiner's revenues. From fiscal 1993 to fiscal 1996, the number of clients to whom the Company provided services during the year grew from 65 to over 300.

  Caribiner's size and strategic focus on enhancing and establishing client relationships with significant or potentially significant accounts permits it to dedicate personnel to a single client to strengthen and build the relationship and increase the opportunity for cross-selling to other divisions or departments of the client. When the Company recognized significant opportunities to expand relationships with Ford Motor Co. and IBM, management decided to increase Company resources devoted to the servicing of these two accounts. Accordingly, the Company maintains a Detroit facility with a total of 27 full-time employees to service the business communications needs of numerous individual buyers from the 21 Ford business units for whom Caribiner executed projects in fiscal 1996. In addition, in July, 1995 Caribiner dedicated personnel and facilities in its White Plains (NY) office to provide services to IBM on a worldwide basis. Caribiner believes that the strategy it has followed with the Ford Motor Co. and IBM to build and maintain these accounts can be utilized to develop and build relationships with other clients having a significant need for business communications services.

  Among the ways the Company seeks to differentiate itself to clients from other providers of business communications services are by its customer service, its breadth of creative and technical expertise, its ability to execute programs successfully, with complete "back-up" system technology, its demonstrated ability to produce a broad range of projects, large and small, across a number of industries, its full range of business communications services, its continuous investment in new technology and equipment, its size and its international presence.

SALES AND MARKETING

  Historically, Caribiner has acquired new clients and marketed its services primarily by cross-selling to existing clients, responding to requests for proposals, pursuing client referrals, identifying prospects through research of a potential client's business communications needs, actively marketing to potential new customers and through acquisitions of other business communications services providers. The Company solicits prospective accounts through personal contacts by members of Caribiner's senior management as well as through the Company's managers responsible for business development. When a new account is established, the Company immediately assigns a sales executive (an account manager) to the client to build the relationship and ensure that the client's needs are being met and to seek out further opportunities to penetrate this account. The Company employs a full-time sales and marketing staff of over 100 persons, and has dedicated a senior group of sales and marketing executives to identify potential client relationship opportunities and promote Caribiner's expertise and range of services. Generally, account managers are assigned a number of different accounts which may be comprised of a number of businesses or a number of divisions, departments or groups within the same business.

OPERATIONS

  General. In the U.S., the Company is organized into two operating divisions--Caribiner Communications and TAVS. In general, each of Caribiner Communications' offices provides services to clients located in the geographic region in which the office is located. Each of Caribiner Communications' offices is run by a general manager, who is supported by sales executives (the account managers) who establish and foster customer relationships; creative and technical personnel who direct concept development, staging and execution of a project; and producers and project managers who have ultimate responsibility for project execution, media creation and theatrical staging of an event. Caribiner has long-standing relationships with freelance contractors and part-time employees in various production and creative disciplines, which gives it a competitive advantage in being able to produce high quality events for its customers while keeping overhead lower and utilizing resources more efficiently. TAVS is organized both geographically and by the types of audio visual services it offers. TAVS serves its hotel clients with personnel located in its regional offices and through on-site service representatives at the hotels for which it acts as preferred in-house provider. In addition, TAVS has dedicated personnel in the staging service and equipment sales and service aspects of the business, which personnel provide services to Company clients on a nationwide basis. The Company's international operations are organized similarly to those of Caribiner Communications. The Company generally supplements its staff with independent contractors or part-time employees where needed.

  Although each office focuses on serving the needs of clients located in its geographic region, Caribiner's management emphasizes the coordination of activities between offices and allocates, when necessary, resources from one office in order to support another. This coordination of activities allows the Company to serve its clients at a local level while at the same time providing clients with resources and expertise of an international organization. Caribiner has also centralized the accounting, finance, and information technology functions of the Company in New York and Atlanta to minimize overhead and administrative expense.

  Foreign Operations. In June, 1996, the Company acquired Spectrum, a leading London-based producer of meetings and events and provider of other business communications services with a significant presence in the United Kingdom and Europe. Spectrum owns Spectrum Communications Limited and MWA in London and a joint venture interest in Spectrum Communications LLC in Dubai. In addition, in June, 1996, the Company opened its Hong Kong office, primarily to better serve its international clients in the Pacific Rim. During fiscal 1996, the Company's foreign operations generated revenue of $7.0 million and an operating loss of $0.1 million and at September 30, 1996 had identifiable assets, including goodwill, of $16.2 million. Such financial information reflects only four months of foreign operations, and the Company expects that its foreign operations will be more material in the future.

EMPLOYEES AND FACILITIES

  As of February 3, 1997, Caribiner employed approximately 1,400 full-time employees, including approximately 1,300 in the United States and approximately 100 internationally.

  The Company has no collective bargaining or similar agreements with unions; however, the Company does from time to time independently contract with or hire part-time union personnel, especially during the production of a particular meeting or event. Over the course of any given project period, the Company evaluates the production personnel requirements and determines the extent to which it must supplement its available employee base with the use of freelance contractors or part time employees. Depending on the timing and specific requirements of the events and the number of overlapping events in any given planning period, the use of freelance contractors and part time employees can vary significantly. The Company considers its relations with its full-time employees, part-time employees and independent contractors to be good.

  Caribiner's corporate headquarters and New York office are located in leased offices occupying approximately 40,000 square feet at 16 West 61st Street, New York, New York 10023-7604. The lease for the Company's headquarters expires in 2000. The Company is presently reviewing expansion into additional space for its New York office which it expects to require as it grows, but has not entered into any commitments.

  The principal offices for the Company's TAVS division are located in Atlanta in leased offices occupying approximately 73,500 square feet at 1990 Defoor Avenue, Atlanta, Georgia 30318. The lease for this space expires in 2000.

  The Company also leases offices and warehouse space in certain of the cities where its operations are located. The Company anticipates that as it expands, it will require additional office space to support such growth and believes that suitable additional or alternative space will be available as needed.

COMPETITION

  Although no firm data exists with respect to the size of the business communications services industry and the number and size of competitors within the industry, management believes, based on its experience in the industry, that the business communications services industry is highly fragmented. Caribiner believes that no one participant or small number of participants is dominant in the industry and that its competitors consist primarily of small, generally regional firms which provide a limited range of services, although there are several participants in the industry whose business, like that of Caribiner, is full service in scope. Management believes that certain competitors have capabilities and resources comparable to and in certain respects greater than those of the Company. Caribiner also competes with in-house communications staffs of existing and potential clients.

  Management believes that the competitive factors most important in the business communications services industry are organizational breadth, creative, production and technical expertise, demonstrated ability to execute projects, range of services offered, range of industries serviced, size, geographical presence and price.

  The Company believes its principal strengths are the depth of its creative, production and technical talent, its ability to consistently meet its clients' objectives and expectations, its focus on quality and customer service and its ability to manage effectively and reliably several complex, large-scale projects contemporaneously. The Company believes it is at a competitive disadvantage in certain regions where it does not have local offices.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation incidental to its business. In the opinion of the Company, no such litigation has had or is likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY MANAGEMENT PERSONNEL

             NAME               AGE                    POSITION
             ----               ---                    --------
Raymond S. Ingleby.............  33 Chairman of the Board and Chief Executive
                                     Officer of Caribiner International, Inc.
Arthur F. Dignam...............  50 Executive Vice President and Chief Financial
                                     and Administrative Officer of Caribiner
                                     International, Inc.
Mark M. Cohen..................  49 Executive Vice President of Caribiner
                                     International, Inc. and President of
                                     Caribiner Communications
Lawrence P. Golen..............  39 Executive Vice President of Caribiner
                                     International, Inc. and President of Total
                                     Audio Visual Services
Brian Shepherd.................  39 Executive Vice President, Strategic Planning
                                     and International Operations, of Caribiner
                                     International, Inc.
Errol M. Cook..................  57 Director
Bryan D. Langton...............  60 Director
Sidney Lapidus.................  59 Director
David E. Libowitz..............  34 Director

  RAYMOND S. INGLEBY has been a director and Chief Executive Officer of the Company since its formation in 1989, and Chairman since June, 1993. From 1988 through 1993, Mr. Ingleby served as Chairman and Chief Executive Officer of Ingleby Communications Corporation, which he founded in 1988. In 1985, Mr. Ingleby, a British citizen, founded his own advertising company that was engaged in the installation of advertising displays in hotels, which he sold in 1988.

  ARTHUR F. DIGNAM has been Executive Vice President and Chief Financial Officer of the Company since February, 1994 and Chief Administrative Officer since November, 1995. Prior to joining Caribiner, Mr. Dignam worked as an independent consultant from August, 1993 to January, 1994, and was Vice President and Chief Financial Officer for Panavision International, the privately-held predecessor to Panavision Inc., a company that manufactures high quality cameras and accessories for the film and television industry, from February, 1989 to July, 1993. Prior thereto, Mr. Dignam served as chief financial officer in both the news division and operations and technical services division of the National Broadcasting Company.

  MARK M. COHEN has been Executive Vice President of the Company and President of Caribiner Communications since November, 1995. Mr. Cohen joined Caribiner in November, 1993 as Executive Vice President of Caribiner, Inc. and General Manager of its New York office. Prior to joining Caribiner, Mr. Cohen served in various general management positions with Maritz Inc., a marketing service and performance improvement company, from June, 1976 to November, 1993.

  LAWRENCE P. GOLEN has been Executive Vice President of the Company and President of TAVS since October, 1996, when he joined Caribiner after its acquisition of TAVS from GECCLC. Prior thereto, Mr. Golen served as General Manager of TAVS from September, 1994 to October, 1996 and as General Manager of the Test Equipment Management Services division of GECCLC from May, 1994 to October, 1996. Prior thereto, Mr. Golen served as Vice President-Marketing and Sales of Douglas Manufacturing from January, 1993 to April, 1994 and Regional Marketing Director of GE Plastics from November, 1991 to December, 1993.

  BRIAN SHEPHERD has been Executive Vice President, Strategic Planning and International Operations, of Caribiner International, Inc. since November, 1995. Mr. Shepherd joined the Company as Vice President of Caribiner, Inc. and General Manager of its Atlanta office in July, 1995. Mr. Shepherd was formerly President and Chief Executive Officer of Imagination (USA) Inc., a subsidiary of Imagination, UK, a large European-based business communications company, from December, 1992 to July, 1995. Previously, he had been Managing Director of the London office of Imagination, UK.

  ERROL M. COOK has been a director of the Company since June, 1992. Mr. Cook is a Managing Director of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Mr. Cook has been a Managing Director of EMW LLC or its predecessor since March, 1991. Mr. Cook serves on the board of directors of certain privately held companies.

  BRYAN D. LANGTON has been a director of the Company since April, 1996. Mr. Langton has been the Chairman Emeritus of Holiday Inn Worldwide, a subsidiary of Bass plc, since December, 1996. Prior thereto Mr. Langton served as Chairman and Chief Executive Officer of Holiday Inn Worldwide and Holiday Inn, Inc. from February, 1990 to December, 1996. Mr. Langton serves on the board of directors of Bass plc.

  SIDNEY LAPIDUS has been a director of the Company since June, 1992. Mr. Lapidus is a Managing Director of EMW LLC. Mr. Lapidus has been associated with EMW LLC or its predecessor since 1967. Mr. Lapidus serves on the board of directors of Renaissance Communications Corp., Pacific Greystone Corporation and Panavision Inc., as well as several privately held companies.

  DAVID E. LIBOWITZ has been a director of the Company since June, 1992. Mr. Libowitz is a Vice President of EMW LLC and has been associated with EMW LLC or its predecessor since July, 1991. Mr. Libowitz serves on the board of directors of certain privately held companies.

BOARD COMPOSITION; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION; OTHER COMMITTEES

  At present, the Board of Directors of the Company is composed of five directors. The Board intends to nominate and appoint one additional person to serve as an independent director. Pursuant to the terms of the Stockholders Agreement, subject to certain conditions, Warburg has the right to designate up to three persons for nomination to the Board and Raymond S. Ingleby has the right to be designated as a director for nomination to the Board. See "Risk Factors--Control by Management and Current Stockholders" and "Certain Relationships and Transactions with Related Persons--Stockholders Agreement."

  The Compensation Committee of the Board of Directors of the Company determines the salaries and bonuses of the Company's executive officers and administers the 1996 Stock Option Plan. During the Company's last completed fiscal year Errol M. Cook, David E. Libowitz and, following his appointment to the Board of Directors, Bryan D. Langton served as members of the Compensation Committee. The sole general partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP"). EMW LLC manages Warburg. The members of EMW LLC are substantially the same partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control each of WP and EMW LLC. WP, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. Mr. Cook is a Managing Director and member of EMW LLC and a general partner of WP. Mr. Libowitz is an officer of EMW LLC. See "Certain Relationships and Transactions with Related Persons."

  The Audit Committee of the Board of Directors recommends the appointment of auditors and oversees the accounting and audit functions of the Company. At present, Bryan D. Langton serves as the Chairman and sole member of the Audit Committee. The Board of Directors has indicated its intention to appoint to the Audit Committee a second independent director when such director is appointed to the Board. During the Company's last completed fiscal year Errol
M. Cook and David E. Libowitz also served as members of the Audit Committee until their resignations from such committee upon Mr. Langton's appointment to such committee in May, 1996.

DIRECTOR COMPENSATION

  Directors who are not employees or officers of the Company receive cash compensation of $12,500 per annum payable quarterly (other than directors affiliated with Warburg, who have waived the right to receive any compensation). Directors are also reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company do not receive additional compensation for services as a director.

  Effective March 11, 1996, the Company adopted the Non-Employee Directors' Stock Plan, pursuant to which the Company awards directors (other than directors affiliated with Warburg, who have waived the right to receive any compensation, or directors who may be employees of the Company) upon their becoming a director and on each anniversary thereof shares of Common Stock having a market value of $12,500. The Non-Employee Directors' Stock Plan provides that the maximum number of shares of Common Stock available for issue under the plan is 15,000 shares (of which 497 shares have been issued), subject to adjustment to prevent dilution or expansion of rights.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning the compensation paid or accrued by the Company for services rendered to the Company and its subsidiaries in all capacities for the fiscal years ended September 30, 1995 and 1996, by its Chief Executive Officer and each of the Company's other executive officers whose total salary and bonus exceeded $100,000 during such fiscal year (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                          LONG-TERM
                                                         COMPENSATION
                                                         ------------
                                            ANNUAL
                                         COMPENSATION     SECURITIES
                                       -----------------  UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION             SALARY   BONUS    OPTIONS(#)  COMPENSATION
---------------------------            -------- -------- ------------ ------------
Raymond S. Ingleby
 Chairman of the Board and Chief
  Executive Officer of
  Caribiner International, Inc.
    1996.............................. $384,027 $187,500      -0-        $2,200(1)
    1995..............................  325,000  162,500      -0-         2,200(1)
Arthur F. Dignam
 Executive Vice President and Chief
  Financial and Administrative Officer
  of Caribiner International, Inc.
    1996..............................  215,851   52,000    3,000           -0-
    1995..............................  195,834   37,600      -0-           -0-
Mark M. Cohen
 Executive Vice President of Caribiner
  International, Inc. and President of
  Caribiner Communications
    1996..............................  227,728   41,783    3,000           -0-
    1995..............................  190,000   46,500      -0-           -0-
Brian Shepherd
 Executive Vice President, Strategic
  Planning and International
  Operations of Caribiner
  International, Inc.
    1996..............................  220,001   48,600    3,000           -0-
    1995..............................   33,031      -0-      -0-           -0-

--------
(1) All Other Compensation consists of life insurance premiums paid by the Company.

 Option Grants

  The following table sets forth the grants of options with respect to Common Stock during the year ended September 30, 1996, to the Named Executive
Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                        POTENTIAL REALIZABLE
                                                                          VALUE AT ASSUMED
                                                                        ANNUAL RATES OF STOCK
                                                                       PRICE APPRECIATION FOR
                         INDIVIDUAL GRANTS                                   OPTION TERM
---------------------------------------------------------------------- -----------------------
                                    % OF TOTAL
                                     OPTIONS
                                    GRANTED TO  EXERCISE OR
                         OPTIONS   EMPLOYEES IN BASE PRICE  EXPIRATION
NAME                     GRANTED   FISCAL YEAR   PER SHARE     DATE        5%          10%
----                     -------   ------------ ----------- ---------- ----------- -----------
Raymond S. Ingleby......   --           --          --          --         --          --
Arthur F. Dignam........  3,000(a)     2.0%       $28.875   07/29/2006     $13,654     $23,432
Mark M. Cohen...........  3,000(a)     2.0%        28.875   07/29/2006      13,654      23,432
Brian Shepherd..........  3,000(a)     2.0%        28.875   07/29/2006      13,654      23,432

--------
(a) Such options will vest one-third on July 29, 1997, one-third on July 29, 1998 and one-third on July 29, 1999.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Ingleby, Dignam, Cohen, Shepherd and Golen. Mr. Ingleby's employment agreement expires on October 1, 1998. The employment agreements of Messrs. Dignam and Cohen expire on December 1, 1998. Mr. Shepherd's employment agreement expires on July 25, 1998. Mr. Golen's employment agreement expires on October 14, 1999. The Company is required to give Mr. Ingleby at least 12 months' notice if it does not intend to renew or extend his contract, and otherwise must pay him all compensation under the agreement for 12 months from delivery of such notice. The employment agreement for each of Mr. Dignam and Mr. Cohen provides that the Company is required to give such executive at least six months' notice if it does not intend to renew or extend his contract. The employment agreement for each of Mr. Dignam and Mr. Cohen provides for an option to renew for an additional three years at the discretion of the Company.

  The annual base salary of Mr. Ingleby, Mr. Dignam, Mr. Cohen, Mr. Shepherd and Mr. Golen under their employment agreements currently is $400,000, $229,000, $244,500, $229,000 and $210,000, respectively. Each executive is also entitled to fringe benefits, and to an annual bonus based on Company performance against targets established by the Board each year. Under each agreement the Board is to review the employee's salary at least annually and the salary amounts may be increased in the Board's discretion. Each executive may be terminated for "cause" (as defined in the agreements), with all compensation ceasing. Under Messrs. Ingleby, Dignam and Cohen's employment agreements, if the executive is terminated without cause or, if the executive terminates his employment for "good reason" (as defined), the executive is entitled to full compensation for the remaining term of the agreement (or, if longer, in the case of Mr. Ingleby, for 12 months). "Good reason" includes, in the case of Mr. Ingleby, a change in control (as defined) of the Company. The consummation of the Offering will not result in such a change in control. Each employment agreement includes a two year non-competition and non-solicitation of clients and employees provision. The employment agreements of Mr. Ingleby, Mr. Dignam and Mr. Cohen provide that, in the event of the employee's death, the employee's beneficiary will receive a payment equal to six months' base salary. Each of Mr. Shepherd's and Mr. Golen's employment agreement provides for a payment equal to one month's base salary in the event of his death.

INCENTIVE PLANS

1996 STOCK OPTION PLAN

  Effective January 1, 1996, the Company adopted the 1996 Stock Option Plan (the "Option Plan"). The Option Plan is designed to provide employees with a more direct stake in the Company's future welfare and an incentive to remain with the Company. It is also expected that the Option Plan will encourage qualified persons to seek employment with the Company.

  The Option Plan provides for grants of "Incentive Stock Options," meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and "Non-qualified Stock Options." The Option Plan provides that options for an aggregate of 364,000 shares of Common Stock shall be available for award, subject to adjustment by the Committee (as hereinafter defined) to prevent dilution or expansion of rights. Options may be granted to employees of the Company or any of its subsidiaries, provided that no employee may receive options for more than 200,000 shares of Common Stock in the aggregate in any fiscal year. As of February 6, 1997, stock options to purchase an aggregate of 184,400 shares of Common Stock (175,800 of which have not yet vested) were outstanding.

  The Option Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") and is comprised of not less than two disinterested directors within the meaning of Rule 16b-3 of the Exchange Act. The Option Plan permits the Committee to determine which employees shall receive options and the times when options are to be granted. The Committee also determines the purchase price of Common Stock covered by each option, the term of each option, the number of shares of Common Stock to be covered by each option and any performance objectives or vesting standards applicable to each option. The Committee also designates whether the options shall be Incentive Stock Options or Non-qualified Stock Options.

  The purchase price per share under each Incentive Stock Option or Non-qualified Stock Option is the "Market Price" (i.e., the average of the high and low reported consolidated trading sales price for such day) of the Common Stock on the date the option is granted, except that the exercise price for an Incentive Stock Option granted to a 10% stockholder may not be less than 110% of the Market Price of the Common Stock on the date of the grant. The aggregate Market Price of the Common Stock exercisable under Incentive Stock Options held by any optionee during any calendar year may not exceed $100,000. Incentive Stock Options granted to employees under the Option Plan have a maximum term of ten years. Incentive Stock Options granted to 10% stockholders have a maximum term of five years. Options are not transferable except by will or pursuant to the applicable laws of descent and distribution. Notwithstanding the general restriction on transferability, in the sole discretion of the Committee, Non-qualified Stock Options may be made transferable subject to the requirements of Rule 16b-3.

  In the event that an employee is terminated for any reason other than death, Disability, Retirement or Cause (as such terms are defined in the Option
Plan), to the extent that the employee had the right to exercise an option, such option will be exercisable until the earlier of the expiration date of the option, or within 30 days of the date of such termination. Options held on the date of Disability or Retirement, whether or not exercisable on such date, are exercisable within one year of the date of Disability or Retirement. Options held by an employee at the date of death, whether or not exercisable on the date of death, are exercisable by the beneficiary of the employee within one year from the date of death. The Committee may, in its sole discretion, cause any option to be forfeited upon an employee's termination for Cause (as defined in the Option Plan). In the event of a Change of Control (as such term is defined in the Plan) of the Company, all outstanding options will vest and appropriate provisions shall be made for the protection of options by substitution on an equitable basis of appropriate stock of the Company or appropriate stock of the merged, consolidated or otherwise reorganized corporation, as the case may be.

  The Board is permitted to suspend, terminate, modify or amend the Option Plan, provided that any amendment that would (i) materially increase the aggregate number of shares, (ii) materially increase benefits accruing to employees, or (iii) materially modify the eligibility requirements for participation shall be subject to stockholder approval, provided, however, that stockholder approval is not required for adjustments to the Option Plan or to the number of shares available thereunder which are deemed appropriate by the Committee to prevent dilution or expansion of rights.

401(K) PLAN

  In December, 1994, Caribiner, Inc. adopted the Employee Profit Sharing Plan and Trust For Employees of Caribiner, Inc. (the "401(k) Plan") to replace a previously existing similar plan. Generally, any employee who has completed 3 months of service and is over 21 years of age is eligible to participate in the 401(k) Plan. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 10% of his or her compensation for services rendered in any year, not to exceed a statutorily prescribed annual limit. Participants in the 401(k) Plan are always fully vested in their own contributions. The terms of the 401(k) Plan provide that the Company may make matching contributions to the 401(k) Plan based on the company's net income and at the discretion of the Board of Directors. Each participant becomes fully vested in the Company's contributions allocated to his or her account upon completion of five years of service. The Company's contributions are tax-deductible to the Company. Company contributions to the 401(k) Plan for fiscal 1994, 1995 and 1996 were not significant, and no contributions were made by the Company to the accounts of any of the Named Executive Officers. Effective January 1, 1997, the Company began matching $0.25 for each dollar contributed by an employee to his or her respective account in the 401(k) Plan, up to a maximum of 3% of such employee's base compensation (subject to applicable limits under the Internal Revenue Code of 1986, as amended).

          CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

INVESTMENT BY WARBURG, PINCUS INVESTORS, L.P.

  Pursuant to a Securities Purchase Agreement, dated as of June 30, 1992, Warburg purchased the Convertible Note for its principal amount of $12.0 million and purchased shares of preferred stock for $4.0 million. The proceeds from the sale to Warburg of the Convertible Note and the preferred stock were used in part to finance the Company's acquisition in June, 1992 of Caribiner, Inc. Immediately prior to the consummation of the Initial Public Offering, Warburg converted the Convertible Note and all the shares of its preferred stock (including the shares of preferred stock which it received upon conversion of the Convertible Note) into an aggregate of 3,596,250 shares of Common Stock.

  The Convertible Note accrued interest at the rate of 11.5% per annum on the outstanding principal amount thereof, and interest was payable quarterly in cash. Pursuant to the terms of the Convertible Note, the Company chose to defer interest on such note, which deferred interest also accrued interest at the rate of 11.5% per annum.

  Pursuant to the terms of the preferred stock, Warburg was entitled to receive, when and as declared by the Company's Board, a cash dividend at the annual rate of 12% of the liquidation preference per share of the preferred stock. Dividends on the preferred stock were cumulative, and unpaid dividends (whether or not declared) accrued at the rate of 12% per annum.

  Proceeds from the Initial Public Offering aggregating $8.5 million were used to pay accrued interest on the Convertible Note and accumulated dividends on the preferred stock.

WARBURG TERM LOAN AND WARRANTS

  Pursuant to the Loan and Warrant Agreement, dated as of August 3, 1993 (the "Loan and Warrant Agreement"), which governed the Warburg Term Loan, Warburg had agreed to lend to the Company up to $10.0 million in loans for acquisitions and other corporate purposes approved by the Board of Directors of the Company. Amounts outstanding under the Warburg Term Loan accrued interest at the rate of 11% per annum compounded semi-annually. As of December 31, 1995, there was approximately $3.0 million outstanding under the Warburg Term Loan. The outstanding amount under the Warburg Term Loan, including accrued interest of approximately $4.0 million, was repaid upon consummation of the Initial Public Offering, and the Loan and Warrant Agreement was terminated.

  In partial consideration for making advances under the Warburg Term Loan, Caribiner issued warrants to Warburg at the rate of 0.50% of the then fully diluted Common Stock per each $1.0 million principal amount of an advance. In addition, after the first anniversary of each advance and at the close of every quarter thereafter, additional warrants were issuable to Warburg at the rate of 0.375% of the fully diluted Common Stock per each $1.0 million in outstanding principal amount of such advance. As of December 31, 1995, warrants to purchase an aggregate 534,505 shares of Common Stock had been issued to Warburg with a weighted average exercise price per share of $3.16. Warburg exercised all of the warrants immediately prior to the completion of the Initial Public Offering.

ADVANCES TO RAYMOND S. INGLEBY

  As a result of a series of advances made from 1989 to 1992, Raymond S. Ingleby, the Chairman of the Board and Chief Executive Officer of the Company, became obligated to pay to the Company an aggregate amount of $362,630. Such repayment obligations did not bear interest. The Company fully reserved against such obligations in fiscal 1992. Mr. Ingleby repaid the full amount of such obligations in connection with the Initial Public Offering.

STOCKHOLDERS AGREEMENT

  Upon completion of the Initial Public Offering, the Company entered into the Stockholders Agreement with Warburg and Raymond S. Ingleby. The Stockholders Agreement contains, among other things, various terms regarding nominations for the Company's Board of Directors and certain registration rights granted by the Company. Pursuant to the terms of the Stockholders Agreement, for so long as Warburg beneficially owns at least 35%, 20% or 10% of the outstanding shares of Common Stock, it will have the right to designate three nominees, two nominees or one nominee, respectively, for director. The Stockholders Agreement also provides that for so long as Mr. Ingleby shall hold office as the Chairman and Chief Executive Officer of the Company, he will have the right to be designated as a nominee for director.

  Additionally, the Stockholders Agreement provides that Warburg is entitled to three "demand" registrations, which may be exercised at any time. The Stockholders Agreement also provides that Raymond S. Ingleby will be entitled to one "demand" registration with respect to not less than 50% of the number of shares of Common Stock that he beneficially owned immediately prior to the completion of the Initial Public Offering (i.e., 698,178 shares), provided that Mr. Ingleby may not exercise such "demand" until the earliest of (i) six months after the effective date of a registration statement filed by the Company in respect of shares of Common Stock owned by Warburg, (ii) the distribution by Warburg of shares of Common Stock to its partners and (iii) March 15, 2001. In addition, in the event Mr. Ingleby is terminated from his employment by the Company and he has not exercised his demand registration, he will be entitled to one "demand" registration six months after the date of his termination to the extent he would be required by law to effect such registration in order to sell his shares. Mr. Ingleby is also entitled to "piggyback" registration rights in the event that Warburg exercises a "demand" registration. In addition, the Stockholders Agreement grants to Mr. Ingleby certain co-sale rights in the event that Warburg sells, transfers or otherwise disposes of any shares of its Common Stock.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of February 6, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to
(i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the executive officers of the Company and (iv) all directors and executive officers of the Company as a group.

                                        SHARES        NUMBER        SHARES
                                     BENEFICIALLY    OF SHARES   BENEFICIALLY
                                    OWNED PRIOR TO     BEING         OWNED
                                       OFFERING       OFFERED   AFTER OFFERING
NAME AND ADDRESS OF BENEFICIAL     ----------------- --------- -----------------
OWNER                               NUMBER   PERCENT  NUMBER    NUMBER   PERCENT
------------------------------     --------- ------- --------- --------- -------
Warburg, Pincus Investors,
 L.P.(1).......................... 4,130,755  42.8%       --   4,130,755  36.3%
 466 Lexington Avenue
 10th Floor
 New York, NY 10017
                                                      100,000
Raymond S. Ingleby(2)............. 1,047,266  10.9               947,266   8.3
 c/o Caribiner International, Inc.
 16 West 61st Street
 New York, NY 10023
Arthur F. Dignam..................    36,898     *     14,000     22,898     *
Mark M. Cohen.....................    35,508     *     14,200     21,308     *
Lawrence P. Golen(3)..............     7,300     *        --       7,300     *
Brian Shepherd....................    23,611     *        --      23,611     *
                                                                          36.3
Errol M. Cook(1).................. 4,130,755  42.8        --   4,130,755
Bryan D. Langton(4)...............    13,497     *        --      13,497     *
                                                                          36.3
Sidney Lapidus(1)................. 4,130,755  42.8        --   4,130,755
David E. Libowitz(1)..............       --      *        --         --      *
All executive officers and
 directors as a group
 (9 persons)(5)................... 5,294,835  54.8%   128,200  5,166,635  45.3%

--------
* Less than 1%
(1) The sole general partner of WP. EMW LLC manages Warburg. The members of EMW LLC are substantially the same partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control each of WP and EMW LLP. WP, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. Messrs. Errol M. Cook and Sidney Lapidus, each a director of the Company, are Managing Directors and members of EMW LLC, and general partners of WP. As such, Messrs. Cook and Lapidus may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of Common Stock beneficially owned by Warburg. Mr. David E. Libowitz, a director of the Company, is an officer of EMW LLC. Each of Messrs. Cook, Lapidus and Libowitz disclaims "beneficial ownership" of the Common Stock owned by Warburg within the meaning of Rule 13d-3 under the Exchange Act.
(2) In the event the over-allotment option is exercised in full and Mr. Ingleby sells an additional 200,000 shares of Common Stock pursuant thereto, Mr. Ingleby would beneficially own 747,266 shares of Common Stock after the Offering, or 6.5%.
(3) Includes presently exercisable options to purchase 7,000 shares of Common Stock at $44.75 per share, which expire in October, 2006.
(4) Includes presently exercisable options to purchase 9,000 shares of Common Stock at $42.62 per share, which expire in November, 2006.
(5) In the event the over-allotment option is exercised in full and Mr. Ingleby sells an additional 200,000 shares of Common Stock pursuant thereto, all executive officers and directors as a group would be offering an aggregate of 328,200 shares of Common Stock and would beneficially own 4,966,635 shares of Common Stock after the Offering, or 43.2%.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 42,000,000 shares, of which 40,000,000 shares are shares of Common Stock and 2,000,000 shares are shares of preferred stock. At February 6, 1997, there were 9,644,091 shares of Common Stock outstanding, held of record by 75 shareholders, and no shares of preferred stock outstanding.

  The following summary description relating to the capital stock does not purport to be complete. Reference is made to the Certificate which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, for a detailed description of the provisions thereof summarized below.

COMMON STOCK

  Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any class or series of Preferred Stock which the Company may issue in the future.

  The Common Stock is listed on the New York Stock Exchange under the symbol "CWC."

PREFERRED STOCK

  The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more classes or series and to fix the number of shares constituting any such class or series, and the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any class or series, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without stockholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

DELAWARE LAW, CHARTER AND BY-LAW PROVISIONS

  Section 203 of the Delaware General Corporation Law (the "DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203, generally, to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock) with a publicly-held Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock held by directors who are also officers of the corporation and by employee benefit plans that do not provide employees with the right to determine confidentially whether shares held by the plan will be voted or tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and ratified at a meeting of stockholders (and not by written consent) by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board of Directors of the Company approved the transactions in June, 1992 pursuant to which Warburg became an interested stockholder.

  The Certificate and By-Laws of the Company (i) require the approval of at least 50% of the members of the Board of Directors in order for a special meeting of stockholders to be called, (ii) prohibit the stockholders of the Company from taking action by written consent in lieu of a meeting and (iii) require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors. Such provisions could have the effect of discouraging attempts by others to obtain control of the Company or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 11,394,091 shares of Common Stock, of which 5,686,252 will be freely tradeable (other than by an "affiliate" of the Company (as such term is defined in the Securities Act)) without restriction or registration under the Securities Act. The remaining 5,707,839 shares of Common Stock to be outstanding (the "Restricted Shares") are held by officers, directors, employees and other stockholders of the Company. The Restricted Shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act, and include 394,838 Restricted Shares which were sold by the Company in reliance on the exemption from the registration requirements of the Securities Act contained in Rule 701 under the Securities Act. All of the Restricted Shares are "restricted securities" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144.

  Approximately 5,095,581 Restricted Shares are presently eligible for sale in the public market, subject to the provisions of Rule 144 (of which approximately 4,604,123 shares are subject to the lock-up described below). The Company, the Selling Stockholders, Warburg and all of the Company's directors and executive officers have, subject to certain exemptions in the case of the Company, agreed not to, directly or indirectly sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch. The remainder of the Restricted Shares held by existing stockholders will become eligible for sale at various times, subject to the provisions of Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock and the average weekly trading volume on a national securities exchange and/or in the over-the-counter market during the four calendar weeks preceding such sale, provided that at least two years have elapsed since such shares were acquired from the Company and certain manner of sale, notice requirements and requirements as to the availability of current public information about the Company are satisfied. Any person who is deemed to be an affiliate of the Company must comply with the provisions of Rule 144 (other than the two-year holding period requirement) in order to sell shares of Common Stock which are not restricted securities (such as shares acquired by affiliates in the Offering). In addition, under Rule 144(k), a person who is not an affiliate of the Company, and who has not been an affiliate of the Company at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided at least three years have elapsed since the shares were acquired from the Company.

  Securities issued in reliance on Rule 701 are deemed to be restricted securities within the meaning of Rule 144 and (unless subject to the lock-up agreements described above), may be sold by persons other than affiliates without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and by affiliates without having to comply with the minimum holding-period provision of Rule 144.

  The Company has, in the past, issued shares of Common Stock as partial consideration for certain of its acquisitions and may do so again in the future.

  Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price.

REGISTRATION RIGHTS

  Pursuant to the terms of the Stockholders Agreement, the Company granted to Warburg and Raymond S. Ingleby certain registration rights regarding shares of Common Stock owned by them. See "Certain Relationships and Transactions with Related Persons--Stockholders Agreement."

  In addition, the Company granted registration rights with respect to an aggregate of 77,256 shares of Common Stock which it issued in connection with the acquisitions of Lighthouse, Rome and Blumberg. In each case, the Company has agreed to use its best efforts to effect the registration and sale of such shares of Common Stock as soon as it becomes eligible to file a registration statement on Form S-3, provided, that the Company may delay such filing for up to 120 days in the event such filing would cause certain material adverse events.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company and each of the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, Furman Selz LLC and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Purchase Agreement provides that, subject to the terms and conditions set forth therein, the Underwriters are obligated to purchase all of the shares of Common Stock being sold pursuant to the Purchase Agreement if any of the shares of Common Stock are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................
   Alex. Brown & Sons Incorporated....................................
   Furman Selz LLC....................................................
   Schroder Wertheim & Co. Incorporated...............................
                                                                       ---------
        Total......................................................... 1,878,200
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $   per share of Common Stock on sales to
certain other dealers. After the initial public offering of the shares of Common Stock offered hereby, the public offering price, concession and discount may be changed.

  Mr. Ingleby and the Company have granted the Underwriters an option to purchase up to an additional 200,000 shares of Common Stock and 81,730 shares of Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock to be purchased initially by the Underwriters. If purchased, the Underwriters will offer such additional shares of Common Stock on the same terms as those on which the 1,878,200 shares of Common Stock are being offered hereby.

  The Company, the Selling Stockholders, Warburg and all of the Company's directors and executive officers have, subject to certain exemptions in the case of the Company, agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or file or cause the Company to file any registration statement with respect to any of the foregoing, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by Schulte Roth & Zabel LLP, New York, New York. Debevoise & Plimpton, New York, New York, has acted as counsel for the Underwriters in connection with the Offering.

                                    EXPERTS

  The consolidated financial statements of Caribiner International, Inc. at September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 and the consolidated financial statements of Total Audio Visual Services at December 31, 1995 and for the year then ended, and at September 27, 1996 and for the period from January 1, 1996 to September 27, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of SCH International Limited at March 31, 1996 and for the nine months then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of all or any portion of the Registration Statement and copies of such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates. Such documents filed by the Company can also be inspected at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm and quarterly reports containing unaudited consolidated financial information for each of the first three fiscal quarters of each fiscal year of the Company.

  Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
CARIBINER INTERNATIONAL, INC.
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets as of September 30, 1995 and 1996...........  F-3
  For the Years Ended September 30, 1994, 1995 and 1996:
    Consolidated Statements of Operations.................................  F-4
    Consolidated Statements of Cash Flows.................................  F-5
    Consolidated Statements of Changes in Stockholders' Equity (Deficit)..  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Review Report of Independent Accountants................................ F-17
  Consolidated Balance Sheets as of September 30, 1996 and December 31,
   1996................................................................... F-18
  For the Three Months Ended December 31, 1995 and 1996:
    Consolidated Statements of Operations................................. F-19
    Consolidated Statements of Cash Flows................................. F-20
    Consolidated Statement of Changes in Stockholders' Equity ............ F-21
  Notes to Consolidated Financial Statements.............................. F-22
SCH INTERNATIONAL LIMITED
  Report of Independent Auditors.......................................... F-25
  Consolidated Profit and Loss Account for the Nine Months Ended 31 March
   1996................................................................... F-26
  Consolidated Balance Sheet as of 31 March 1996.......................... F-27
  Consolidated Cash Flow Statement for the Nine Months Ended 31 March
   1996................................................................... F-28
  Notes to the Accounts................................................... F-29
TOTAL AUDIO VISUAL SERVICES
  Report of Independent Auditors ......................................... F-40
  Balance Sheet as of December 31, 1995................................... F-41
  For the Year Ended December 31, 1995:
    Statement of Operations and Divisional Equity......................... F-42
    Statement of Cash Flows............................................... F-43
  Notes to Financial Statements........................................... F-44
  Report of Independent Auditors.......................................... F-48
  Balance Sheet as of September 27, 1996.................................. F-49
  For the period from January 1, 1996 to September 27, 1996:
    Statement of Operations and Divisional Equity......................... F-50
    Statement of Cash Flows............................................... F-51
  Notes to Financial Statements........................................... F-52

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Caribiner International, Inc.

  We have audited the accompanying consolidated balance sheets of Caribiner International, Inc. (the "Company") as of September 30, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1995 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst &Young LLP

New York, New York
December 6, 1996
Except for Note 15 as to which the date  is December 20, 1996

                         CARIBINER INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                         SEPTEMBER 30,
                                                    -------------------------
                                                       1995          1996
                                                    -----------  ------------
                      ASSETS
                      ------
CURRENT ASSETS:
Cash and cash equivalents.......................... $   212,612  $  8,431,777
Trade accounts receivable, net of allowance for
 doubtful accounts of
 $81,600 in 1995 and $304,860 in 1996..............  22,920,679    36,201,774
Deferred charges...................................   3,804,858     8,989,410
Prepaid expenses and other current assets..........     607,494     3,394,951
                                                    -----------  ------------
    TOTAL CURRENT ASSETS...........................  27,545,643    57,017,912
Property and equipment, net........................   6,383,975    21,180,982
Goodwill, net......................................  10,288,503    46,681,520
Other intangibles, net.............................     340,251     1,041,280
Other assets.......................................     740,040       399,696
                                                    -----------  ------------
    TOTAL ASSETS................................... $45,298,412  $126,321,390
                                                    ===========  ============
  LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
  ----------------------------------------------
CURRENT LIABILITIES:
Bank line of credit................................ $ 4,220,000  $  6,000,000
Current portion of long-term debt..................   4,677,054       648,696
Trade accounts payable.............................   4,581,165     7,529,536
Accrued expenses and other current liabilities.....   3,471,233    12,698,716
Accrued production costs...........................   3,483,084    11,355,416
Deferred income....................................   6,761,589    13,334,965
                                                    -----------  ------------
    TOTAL CURRENT LIABILITIES......................  27,194,125    51,567,329
Long-term debt.....................................   7,147,675    16,189,922
Convertible Note including accrued interest........  17,346,397           --
Deferred income....................................   3,275,023     5,007,183
Accrued preferred stock dividends..................   1,874,135           --
Other liabilities..................................     895,288        89,573
                                                    -----------  ------------
    TOTAL LIABILITIES..............................  57,732,643    72,854,007
STOCKHOLDERS' (DEFICIT) EQUITY:
Preferred stock, $.01 par value:
1,150,000 shares authorized, 450,000 shares issued
 and outstanding at 1995; 2,000,000 shares autho-
 rized, none issued and outstanding at 1996........       4,500           --
Common stock, $.01 par value:
12,330,000 voting shares authorized and 685,000
 non-voting shares authorized, 1,924,240 voting
 shares and 577,239 non-voting shares issued and
 outstanding at 1995; 40,000,000 voting shares au-
 thorized, 9,598,159 shares issued and
 outstanding at 1996...............................      25,015        95,982
Additional paid-in capital.........................   1,945,272    60,032,954
Translation adjustment.............................         --         85,723
Accumulated deficit................................ (14,409,018)   (6,747,276)
                                                    -----------  ------------
    TOTAL STOCKHOLDERS' (DEFICIT) EQUITY........... (12,434,231)   53,467,383
                                                    -----------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)       $45,298,412  $126,321,390
EQUITY............................................. ===========  ============

        See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              1994        1995         1996
                                           ----------- ----------- ------------
Revenue................................... $59,173,739 $81,131,219 $148,329,868
Cost of revenue...........................  39,723,994  54,312,550   99,797,490
                                           ----------- ----------- ------------
Gross profit..............................  19,449,745  26,818,669   48,532,378
Operating expenses:
  Selling, general and administrative
  expenses................................  14,348,904  19,305,899   30,442,235
  Non-cash compensation expense...........         --          --     1,072,000
  Depreciation and amortization...........   2,137,100   2,329,869    3,141,838
                                           ----------- ----------- ------------
Total operating expenses..................  16,486,004  21,635,768   34,656,073
                                           ----------- ----------- ------------
Operating income..........................   2,963,741   5,182,901   13,876,305
Interest expense with related parties.....   2,107,383   2,233,623    1,199,281
Other interest expense, net...............     501,509   1,259,315      385,909
                                           ----------- ----------- ------------
Income before taxes.......................     354,849   1,689,963   12,291,115
Provision for taxes.......................      62,257     264,430    4,301,890
                                           ----------- ----------- ------------
  Net income.............................. $   292,592 $ 1,425,533 $  7,989,225
                                           =========== =========== ============
  Pro forma net income per common share...       $0.30       $0.49        $1.05
                                                 =====       =====        =====

        See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              1994         1995        1996
                                           -----------  ----------  -----------
Cash flows from operating activities:
  Net income.............................  $   292,592  $1,425,533  $ 7,989,225
  Adjustments to reconcile net income to
   net cash provided by
   (used in) operating activities:
  Non-cash compensation expense..........          --          --     1,072,000
  Depreciation and amortization..........    2,137,100   2,329,869    3,141,838
  Change in assets and liabilities:
    (Increase) in accounts receivable....  (10,322,839) (6,407,492)  (4,520,122)
    (Increase) in deferred charges.......     (256,856) (2,558,543)    (769,988)
    (Increase) in prepaid expenses and
     other
     current assets......................     (91,303)   (261,873)     (974,103)
    Decrease in other assets.............      264,219     150,536      442,971
    Increase (decrease) in accounts pay-
     able................................    2,766,666    (130,891)  (1,650,337)
    Increase (decrease) in deferred in-
     come................................    4,565,558   2,874,963      (64,800)
    Increase in accrued expenses and
     other liabilities...................    1,409,775     786,513    8,724,058
    Increase (decrease) in accrued inter-    2,107,383   2,233,623   (6,130,397)
     est payable.........................  -----------  ----------  -----------
  Net cash provided by operating activi-     2,872,295     442,238    7,260,345
   ties..................................  -----------  ----------  -----------
Cash flow used in investing activities:
  Purchase of property and equipment.....   (1,592,848) (1,605,978)  (2,222,395)
  Acquisition of intangibles and busi-
   nesses, net of cash acquired..........   (4,599,285) (6,151,649) (43,982,317)
  Net cash paid in merger with ICC.......     (408,938)        --           --
                                           -----------  ----------  -----------
  Net cash used in investing activities..   (6,601,071) (7,757,627) (46,204,712)
                                           -----------  ----------  -----------
Cash flow provided by (used in) financing
 activities:
  Net proceeds from issuance of common
   stock.................................          --          --    42,480,447
  Proceeds from exercise of warrants.....          --          --     1,690,500
  Net proceeds from bank line of credit..      660,000   2,550,000    1,780,000
  Proceeds from long-term debt...........    3,000,000   6,000,000   18,000,000
  Repayments of long-term debt...........      (85,000) (1,297,574) (14,668,783)
  Payment of preferred dividends.........          --          --    (2,201,618)
  Proceeds from issuance of common stock
   under the
   Management Stock Plan.................        2,050       5,383      174,167
  Repurchase of common stock.............       (4,899)     (1,878)    (176,904)
                                           -----------  ----------  -----------
  Net cash provided by financing activi-     3,572,151   7,255,931   47,077,809
   ties..................................  -----------  ----------  -----------
Effect of exchange rate changes on cash            --          --        85,723
 and cash equivalents....................  -----------  ----------  -----------
Net (decrease) increase in cash..........     (156,625)    (59,458)   8,219,165
Cash, beginning of year..................      428,695     272,070      212,612
                                           -----------  ----------  -----------
Cash, end of year........................  $   272,070  $  212,612  $ 8,431,777
                                           ===========  ==========  ===========

        See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                 FOR THE THREE YEARS ENDED SEPTEMBER 30, 1996

                    COMMON STOCK       PREFERRED STOCK     ADDITIONAL                                               TOTAL
                  ------------------  -------------------    PAID IN      DEFERRED   ACCUMULATED   TRANSLATION  STOCKHOLDERS'
                   SHARES    AMOUNT     SHARES    AMOUNT     CAPITAL    COMPENSATION   DEFICIT     ADJUSTMENT  EQUITY (DEFICIT)
                  ---------  -------  ----------  -------  -----------  ------------ ------------  ----------- ----------------
Balance at
October 1, 1993.  2,327,827  $23,278     450,000  $ 4,500  $ 1,951,833   $      --   ($14,885,787)       --      ($12,906,176)
Issuance of
common stock
upon the
purchase of
MultiMedia
Holdings, Inc. .     54,714      547         --       --          (388)         --            --         --               159
Exchange offer
and merger......     (5,647)     (57)        --       --       (60,416)         --            --         --           (60,473)
Repurchase of
common stock
under the
Management Stock
Plan............    (33,222)    (332)        --       --          (250)         --         (4,317)       --            (4,899)
Issuance of
common stock
under the
Management Stock
Plan............    107,973    1,080         --       --           811          --            --         --             1,891
Issuance of
warrants to
purchase 71,435
shares of common
stock...........        --       --          --       --         9,907          --            --         --             9,907
Accrued
preferred stock
dividends.......        --       --          --       --           --           --       (581,997)       --          (581,997)
Net income......        --       --          --       --           --           --        292,592        --           292,592
                  ---------  -------  ----------  -------  -----------   ----------  ------------    -------     ------------
Balance at
September 30,
1994............  2,451,645   24,516     450,000    4,500    1,901,497          --    (15,179,509)       --       (13,248,996)
Repurchase of
Management Stock
Plan shares by
the company.....    (24,916)    (249)        --       --        (1,629)         --            --         --            (1,878)
Issuance of
warrants to
purchase 293,967
shares of common
stock...........        --       --          --       --        40,769          --            --         --            40,769
Issuance of
common stock
under the
Management Stock
Plan............     74,750      748         --       --         4,635          --            --         --             5,383
Accrued
preferred stock
dividends.......        --       --          --       --           --           --       (655,042)       --          (655,042)
Net income......        --       --          --       --           --           --      1,425,533        --         1,425,533
                  ---------  -------  ----------  -------  -----------   ----------  ------------    -------     ------------
Balance at
September 30,
1995............  2,501,479   25,015     450,000    4,500    1,945,272          --    (14,409,018)       --       (12,434,231)
Issuance of
common stock
under the
Management Stock
Plan............     87,210      872         --       --     1,245,295   (1,072,000)          --         --           174,167
Issuance of
warrants to
purchase 75,593
shares of common
stock...........        --       --          --       --        79,456          --            --         --            79,456
Repurchase of
common stock....    (31,091)    (311)        --       --      (176,593)         --            --         --          (176,904)
Accrued
preferred stock
dividends.......        --       --          --       --           --           --       (327,483)       --          (327,483)
Conversion of
Convertible Note
into preferred
stock...........        --       --      600,000    6,000   11,979,450          --            --         --        11,985,450
Conversion of
preferred stock
into common
stock...........  3,596,250   35,963  (1,050,000) (10,500)     (10,913)         --            --         --            14,550
Exercise of
warrants........    534,505    5,345         --       --     1,685,155          --            --         --         1,690,500
Issuance of
common stock
upon
consummation of
initial public
offering........  2,877,985   28,780         --       --    42,286,150          --            --         --        42,314,930
Issuance of
common stock
upon acquisition
of Lighthouse,
Ltd. ...........     31,821      318         --       --       999,682          --            --         --         1,000,000
Non-cash
compensation
charge..........        --       --          --       --           --     1,072,000           --         --         1,072,000
Translation
adjustment......                                                                                      85,723           85,723
Net income......        --       --          --       --           --           --      7,989,225        --         7,989,225
                  ---------  -------  ----------  -------  -----------   ----------  ------------    -------     ------------
                  9,598,159  $95,982         --   $   --   $60,032,954   $      --   ($ 6,747,276)   $85,723     $ 53,467,383
                  =========  =======  ==========  =======  ===========   ==========  ============    =======     ============

       See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Caribiner International, Inc., formerly Business Communications Group, Inc. (together with its direct and indirect wholly-owned subsidiaries, the "Company"), is engaged in the production of meetings, events and training programs and is a provider of related business communications services that enable businesses to inform, sell to and train their sales forces, dealers, franchisees, partners, stockholders and employees.

  The Company was organized on December 1, 1989 by its then parent, Ingleby Communications Corporation ("ICC"), and comprised substantially all of the operations of ICC. Effective as of June 30, 1992, the Company completed a $16 million private placement (the "Private Placement"), with Warburg, Pincus Investors, L.P. ("Warburg") consisting of $12 million principal amount of the Company's 11.5% Convertible Promissory Note (the "Convertible Note") and $4 million of Cumulative Redeemable Convertible Voting Preferred Stock, par value $.01 per share (the "Preferred Stock"). Simultaneously with the Private Placement, the Company and ICC entered into a Stockholders Agreement with Warburg that gave Warburg significant control in current and future operations of the Company and its subsidiaries.

  On July 16, 1993, the Company entered into an agreement with certain shareholders of ICC (the "Exchange Offer") to exchange shares of its voting common stock, par value $.01 per share (the "Common Stock"), for shares of ICC common stock held by such shareholders. As a result of these transactions, ICC was merged into a wholly owned subsidiary of the Company in a manner similar to a pooling of interests (the "Merger"). In addition, the Stockholders Agreement was terminated in connection with the Exchange Offer and a new stockholders agreement was entered into among the Company, Warburg and each of the other stockholders of the Company.

  In March, 1996, the Company consummated an initial public offering (the "Initial Public Offering") of its Common Stock, which included the sale by the Company of approximately 2.9 million shares of Common Stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

 Revenue Recognition

  Revenue is recorded principally on the completed contract method of accounting. The recognition of revenue and cost of revenue is deferred until a project is completed which is often within a three to six month time period. For those projects which provide for multiple events, the contract revenue and costs are apportioned and revenue and profit are recognized as each event occurs. If a client cancels a project after production has begun, the client is obligated under contract to pay for services performed and expenses incurred through the date of cancellation, and there are no provisions for non-payment by the client.

  Deferred income, which represents advance billings on uncompleted jobs, is classified as long-term in the same proportion that anticipated profit on such jobs bears to the related contract price. Deferred charges represent costs incurred on uncompleted jobs.

                         CARIBINER INTERNATIONAL, INC.

 Cost of Revenue

  Cost of revenue is comprised of production costs including salaries and benefits of production, creative and technical personnel spent on specific contracts, and other direct costs including contracted services, equipment rentals and costs associated with the production of audio-visual effects. Such costs are deferred until project completion.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment, including equipment under capital leases, are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life.

 Goodwill and Other Intangibles

  Goodwill represents the excess of the cost over the fair value of net assets of purchased businesses and is amortized on a straight-line basis over periods ranging from 15 years to 25 years. Accumulated amortization of goodwill was $1,608,612 and $2,617,295 at September 30, 1995 and 1996, respectively. The cost of other acquired intangibles, consisting of non-compete agreements, sales backlog, customer lists and film and module library is amortized on a straight-line basis over their estimated useful lives ranging from one to six years. The cost of the film and module library is amortized on a straight-line basis over the five-year estimated useful lives. Accumulated amortization of other acquired intangible assets was $1,975,095 and $1,998,636 at September 30, 1995 and 1996, respectively.

  The Company reviews the recoverability of intangible and other long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A loss is recognized for the difference between the carrying amount and the estimated fair value of the asset.

 Deferred Financing Fees

  Deferred financing fees are amortized over the term of the related debt. The amortization of deferred financing fees is reflected as a component of interest expense. Accumulated amortization on deferred financing fees is $505,200 and $662,656 at September 30, 1995 and 1996, respectively.

 Foreign Currency Translation

  The financial statements of foreign subsidiaries are translated into U.S. dollars at current rates as of the balance sheet date, except for revenue, costs and expenses which are translated at average current rates during each reporting period. The gains or losses resulting from translation are included as a separate component in stockholders' equity. The gains and losses resulting from foreign currency transactions are included in the Company's current results of operations. There were no transaction gains or losses in fiscal 1994 and 1995. Transaction gains or losses in fiscal 1996 were not significant.

 Risks and Uncertainties

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         CARIBINER INTERNATIONAL, INC.

 Stock Based Compensation

  The Company grants to certain employees stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for such grants.

 New Accounting Pronouncements

  The Financial Accounting Standards Board issued two standards which will be applicable to the Company beginning in fiscal 1997: No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and No. 123, Accounting for Stock-Based Compensation. The impairment standard is not expected to have a significant impact on the Company. The Company has not yet determined which of the acceptable approaches it will use under the stock compensation standard. Adoption of certain approaches under the stock compensation standard could result in non-cash charges which if made, are not expected to be material. At a minimum, the standard will require disclosures about the fair value of employee stock options.

3. ACQUISITIONS

  During fiscal 1995 and fiscal 1996, the Company purchased six companies engaged in providing business communication services and acquired a contractual relationship with a major corporation from another business communications services provider.

  The Company acquired Decomas, Incorporated and Executive Support Systems, Inc. (collectively, "Decomas") in October, 1994 for $1.2 million and Richard Kidd Productions, Inc. in September, 1995 for $1.1 million. In addition, in August, 1995, the Company acquired a contractual relationship with a major corporation from another business communications company for $2.0 million. These transactions were financed through bank borrowings.

  In January, 1996, the Company acquired substantially all of the assets of Koors Perry & Associates, Inc. ("Koors Perry") for $4.8 million including the issuance of a promissory note of $1.5 million as partial consideration. In June, 1996 the Company acquired Lighthouse, Ltd. for $7.3 million which consisted of cash and the issuance of 31,821 shares of the Company's Common Stock having a value of approximately $1.0 million. Also in June, 1996, the Company acquired SCH International Limited ("Spectrum") for $5.1 million. In September, 1996, the Company completed its acquisition of Total Audio Visual Services ("TAVS"), a leading provider of audio visual equipment rentals, sales and related staging services, including hotel audio visual outsourcing services, for $26.6 million. Except for the promissory note and the Common Stock issuance described above, these transactions were financed through a combination of cash and bank borrowings.

  The accounting for these acquisitions is in accordance with the purchase method and, accordingly, operations of the acquired businesses are included in the accompanying consolidated statements of operations from their respective dates of acquisition.

  The acquisitions of each of Weiss/Watson, Inc. (acquired October, 1993), Decomas, Koors Perry and Spectrum provided for contingent payments for three years following the purchase based upon the achievement of certain performance goals relating to revenue, gross profit or earnings before interest, taxes, depreciation and amortization. Contingent payments are accounted for as additional purchase price as they become known. No significant contingent payments were made or accrued during fiscal 1994. During fiscal 1995 and fiscal 1996, $1.8 million and $1.4 million, respectively, were paid and/or accrued as additional consideration with respect to certain acquisitions.

                         CARIBINER INTERNATIONAL, INC.

  The following unaudited consolidated pro forma results of operations of the Company for the years ended September 30, 1995 and 1996 give effect to the following transactions as if they occurred on October 1, 1994: (i) the acquisitions of Koors Perry, Lighthouse, Ltd., Spectrum and TAVS, (ii) decreased interest expense and preferred stock dividends resulting from the repayment of substantially all outstanding bank borrowings and other long-term indebtedness of the Company from proceeds of the Initial Public Offering (see
Note 6) and (iii) the repayment with the proceeds of the Initial Public Offering of a portion of bank borrowings that would have been incurred in connection with the acquisition of TAVS as if such acquisition had occurred on October 1, 1994.

                                                              YEAR ENDED
                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
                                                            (IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
   Revenue............................................. $     182.1 $     236.6
   Income before taxes.................................         5.4        15.7
   Net income..........................................         4.8         9.7
   Pro forma net income per common share...............        0.50        1.02

  The above calculation of pro forma net income per common share assumes that approximately 9.5 million and 9.6 million shares were outstanding during 1995 and 1996, respectively.

  The unaudited pro forma consolidated results of operations do not purport to be indicative of the actual results of operations that would have occurred had the acquisitions been made at the beginning of fiscal 1995 or of results which may occur in the future.

4. PROPERTY AND EQUIPMENT

  At September 30, 1995 and 1996, property and equipment consisted of:

                                                           AT SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
Furniture and equipment................................ $ 7,909,548 $23,571,968
Leasehold improvements.................................   2,354,692   2,782,271
Capital leases--equipment..............................     307,188     705,333
                                                        ----------- -----------
                                                         10,571,428  27,059,572
Less--accumulated depreciation and amortization........   4,187,453   5,878,590
                                                        ----------- -----------
                                                        $ 6,383,975 $21,180,982
                                                        =========== ===========

  The related depreciation and amortization expense for the years ended September 30, 1995 and 1996 was $1,463,608 and $2,060,507, respectively.

5. DEBT

  The Company has financed its operations primarily through internal cash flow and bank financing, including the Company's new financing facilities, its recently replaced line of credit (the "1994 Line of Credit") and its recently replaced term facility (the "1994 Term Facility"). These sources of funds have been used to fund the Company's efforts to grow both internally and through acquisitions.

  The 1994 Line of Credit provided the Company with funds to handle working capital requirements and the 1994 Term Facility was used primarily to finance acquisitions. As of September 30, 1996, $6.0 million was

                         CARIBINER INTERNATIONAL, INC.

outstanding under the 1994 Line of Credit and $15.0 million was outstanding under the 1994 Term Facility. As of September 30, 1996, each of the 1994 Line of Credit and the 1994 Term Facility bore interest at the rate of 9.25% per annum, which was 1% over the lender's prime rate. On December 4, 1996, the Company entered into a new loan agreement with a syndicate of banks pursuant to which the Company increased its aggregate available bank financing from $27 million to $100 million, consisting of a $75 million six year reducing revolving credit facility (the "Reducing Revolver") to be utilized in connection with the financing of acquisitions and a $25 million six year revolving line of credit (the "Revolving Line" and together with the Reducing Revolver, the "1996 Facilities"). Amounts outstanding under the 1994 Line of Credit and 1994 Term Facility were repaid with proceeds from the 1996 Facilities. The maturity date of each of the 1996 Facilities is December 31, 2002. Interest on outstanding amounts under the 1996 Facilities is payable quarterly in arrears and, at the option of the Company, interest accrues at either (i) LIBOR plus an applicable margin or (ii) an alternate base rate based on the greatest of (a) the agent bank's prime rate, (b) the three month secondary certificate of deposit rate and (c) the federal funds rate. The interest rate will increase by 2.0% if principal or interest is not paid when due (after applicable grace periods). Pursuant to the terms of the 1996 Facilities, the Company is required to reduce outstanding amounts under the Revolving Line to less than $5.0 million for a period of not less than 30 days during every 12-month period commencing on December 4, 1996. The 1996 Facilities require compliance with certain covenants including financial performance ratios.

  During fiscal 1995 and fiscal 1996, under the terms of the 1994 Line of Credit, the Company had the availability of funds up to $12.0 million, bearing interest at prime plus 1%, limited to 85% of trade receivables outstanding at each month-end. At September 30, 1995, $750,000 of the outstanding borrowings under the 1994 Line of Credit and, at September 30, 1996, $15.0 million under the 1994 Term Facility were excluded from current liabilities since the Company intended and had the ability to keep that amount outstanding under the 1994 Line of Credit or the 1994 Term Facility beyond one year from the balance sheet date, or that any repayment of this amount would have been from sources other than current assets as of their respective balance sheet dates, such as new equity financing.

 Long-term Debt and Convertible Note

  At September 30, 1995 and 1996, long-term debt consisted of:

                                                           AT SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
Bank term loan......................................... $ 7,750,000 $15,000,000
Bank line of credit....................................     750,000         --
Loan payable to Warburg................................   2,999,181         --
Promissory note payable................................         --    1,243,476
Equipment lease commitments............................     325,548     595,142
                                                        ----------- -----------
                                                         11,824,729  16,838,618
Less--current portion of long-term debt................   4,677,054     648,696
                                                        ----------- -----------
                                                        $ 7,147,675 $16,189,922
                                                        =========== ===========
Convertible Note including accrued interest............ $17,346,397 $       --
                                                        =========== ===========

  At September 30, 1996, the fair value of the above commitments approximated the carrying amounts.

  On July 20, 1994 the Company entered into a credit agreement with a bank providing for the 1994 Term Facility of up to $5.0 million. As of September 29, 1995 the Company had signed an amendment increasing the

                         CARIBINER INTERNATIONAL, INC.

availability of funds to $15.0 million of which $7.3 million was available for working capital, general corporate purposes and for acquisitions.

  Approximately $3.0 million of a $10.0 million Warburg loan facility (the "Warburg Term Loan"), which accrued interest at 11% per annum, was outstanding as of September 30, 1995. In addition, warrants were issued during the term that the Warburg Term Loan was outstanding (see Note 6). The $3.0 million outstanding under such loan facility, including accrued interest of $1.0 million, was repaid upon the consummation of the Initial Public Offering.

  The $12.0 million Convertible Note, which bore interest at a rate of 11.5% annually, was converted at the conversion price determined at the time of the Private Placement into 600,000 shares of Preferred Stock immediately prior to the Initial Public Offering. Such shares of Preferred Stock were immediately converted at the conversion price determined at the time of the Private Placement into 2,055,000 shares of the Company's Common Stock. No dividends had been declared or paid on the Preferred Stock before such conversion. Accrued interest of $6.3 million relating to the Convertible Note was paid to Warburg upon consummation of the Initial Public Offering.

  In connection with the acquisition of Koors Perry, a promissory note for $1.5 million was issued as partial consideration of the purchase price. Approximately $1.2 million included in long-term debt represents the present value of such promissory note which bears an interest rate of 10% and which is payable over three years.

  After giving effect to the 1996 Facilities, the aggregate minimum payments of long-term debt outstanding at September 30, 1996 and for the next five years are as follows: 1997--$0.6 million; 1998--$0.6 million; 1999--$0.4 million; 2000--$0.2 million; 2001--$0.0, and thereafter--$15.0 million; totaling $16.8 million.

6. CAPITAL STOCK

 Preferred Stock

  The Preferred Stock issued in connection with the Private Placement in June, 1992 bore a cumulative compounding 12% dividend through the date of the Initial Public Offering. Immediately prior to the consummation of the Initial Public Offering, all shares of Preferred Stock were converted into 1,541,250 shares of Common Stock and accrued preferred stock dividends of $2.2 million were paid.

 Warrants

  In August, 1993, as a result of entering into the Warburg Term Loan (see
Note 5), the Company issued warrants to Warburg for the purchase of 93,509 shares of Common Stock at an aggregate exercise price of $3,000. In addition, one year later, and for each quarter that the principal remained outstanding thereafter, additional warrants were issued at the rate of .375% of fully diluted Common Stock, as defined, per each $1 million in principal advanced. Additional warrants for 71,435 and 293,967 shares in 1994 and 1995, respectively, were issued. The fair values of the warrants of $9,907, $40,769, and $79,456 were included in interest expense in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. In connection with the Initial Public Offering, Warburg exercised its warrants to purchase 534,505 shares of Common Stock at a weighted average exercise price per share of $3.16.

 Common Stock

  In connection with the Exchange Offer and Merger described in Note 1, a total of 1,869,525 shares of Common Stock was issued in the exchange and a total of $3,229,238 was paid for the remaining ICC shares of common stock and options and related professional fees. In addition, the Company assumed net liabilities of $280,872 of ICC. The excess of the consideration paid by the Company over the net book value of ICC was charged to additional paid-in capital.

                         CARIBINER INTERNATIONAL, INC.

 Management Stock Plan

  During fiscal 1993, the Company adopted the 1993 Management Stock Plan (the "Management Stock Plan"). Under the Management Stock Plan, a committee of the Board of Directors granted to employees awards of the Company's Series A non-voting common stock, par value $.01 per share.

  Prior to the Initial Public Offering in March, 1996, the Company sold common stock pursuant to the Management Stock Plan at a price lower than its fair market value and recorded non-cash compensation expense of $93,000 at such time. Upon consummation of the Initial Public Offering, all shares of non-voting common stock outstanding under the Management Stock Plan were converted into 664,450 shares of voting common stock, and such Management Stock Plan was then terminated. In addition, the Company incurred an additional non-cash compensation charge of $979,000 upon the immediate vesting of such stock in connection with the Initial Public Offering.

  Receivables of $5,020 from certain officers and employees pursuant to management stock awards in fiscal 1993 were collected in fiscal 1994.

 1996 Stock Option Plan

  Effective January 1, 1996, the Company adopted the 1996 Stock Option Plan (the "Option Plan"). The Option Plan provides that options for an aggregate of 364,000 shares of Common Stock shall be available for grant, subject to authorization by the Compensation Committee of the Board of Directors. The purchase price per share under the Option Plan is the market price of the Common Stock on the grant date. Market price on any day is the average of the high and low reported consolidated trading sales price of the Common Stock for such day. Options vest over a period of three years from the grant date. During fiscal 1996, stock options to purchase an aggregate of 179,400 shares of Common Stock were granted with a range of exercise prices of $25.69 to $40.38. Options to purchase 8,600 shares were exercisable as of September 30, 1996. There were no options exercised or cancelled during fiscal 1996. As of September 30, 1996, 184,600 options are available for future grant.

7. RELATED PARTY TRANSACTIONS

  In the normal course of producing projects for clients, the Company periodically uses the services of individuals related to and/or companies owned by relatives of certain of its employees. In fiscal 1994 and fiscal 1995, the Company paid such vendors approximately $0.6 million and $1.3 million, respectively. During the year ended September 30, 1996, the Company paid approximately $1.6 million to 14 such vendors.

  As of September 30, 1995, the Company had a receivable from an officer of $362,630 which was fully reserved in fiscal 1992. Such amount was repaid by the officer following the consummation of the Initial Public Offering.

8. EMPLOYEE BENEFIT PLAN

  The Company maintains a defined contribution plan of the profit sharing type, covering all qualified employees. Company contributions to the plan each year are based on net income and are at the discretion of the Board of Directors. Company contributions for fiscal 1994, fiscal 1995 and fiscal 1996 were not significant. The Company's policy is to fund the costs accrued.

9. INCOME TAXES

  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. Differences between the carrying amounts of assets and liabilities for financial reporting purposes and income

                         CARIBINER INTERNATIONAL, INC.

tax purposes resulted from the acquisition of certain business operations, the difference between financial reporting recovery periods and tax reporting recovery periods and the write-down of business assets for financial reporting purposes.

  Significant components of the Company's deferred tax assets and liabilities as of September 30, 1995 and September 30, 1996 are as follows:

                                                          1995         1996
                                                       -----------  -----------
Deferred tax assets:
  NOL and tax credit carryforwards.................... $ 3,422,000  $ 1,409,798
  Intangibles amortization............................     574,975      192,387
  Allowance for doubtful accounts.....................         --       127,932
  Other reserves......................................     221,513      187,241
                                                       -----------  -----------
    Total deferred tax assets.........................   4,218,488    1,917,358
  Valuation allowance.................................  (3,691,321)  (1,317,464)
                                                       -----------  -----------
    Net deferred tax assets........................... $   527,167  $   599,894
                                                       -----------  -----------
Deferred tax liabilities:
  Tax over book depreciation and amortization.........     527,167      985,409
  Other...............................................         --        24,500
                                                       -----------  -----------
    Total deferred tax liabilities.................... $   527,167  $ 1,009,909
                                                       -----------  -----------
Net deferred tax liability............................ $       --   $   410,015
                                                       ===========  ===========

  The valuation allowance represents a reduction of deferred tax assets for future tax benefits that may not be realized.

  At September 30, 1995 and 1996, the Company has net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $8.2 million and $3.2 million, respectively, that expire in the years 2001 through 2007. Approximately $3.2 million of NOL carryforwards may be subject to limitations under the change in ownership and consolidated return provisions of the Internal Revenue Code. The use of the NOL carryforwards, as adjusted, may also be limited for state and local income tax purposes. The Company has not recorded any future benefit related to the usage of the NOL carryforwards since the amount of NOL that the Company will be permitted to use to offset regular taxable income is not expected to be material.

  Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                      1994     1995      1996
                                                    -------- -------- ----------
Current:
  Federal.......................................... $    --  $ 42,150 $2,120,612
  State............................................   62,257  222,280  1,736,478
  Foreign..........................................      --       --      34,785
                                                    -------- -------- ----------
    Total current tax..............................   62,257  264,430  3,891,875
Deferred:
  Federal..........................................      --       --     281,207
  State............................................      --       --     128,808
                                                    -------- -------- ----------
    Total deferred tax.............................      --       --     410,015
                                                    -------- -------- ----------
Total provision for taxes.......................... $ 62,257 $264,430 $4,301,890
                                                    ======== ======== ==========

                         CARIBINER INTERNATIONAL, INC.

  The reconciliation of income tax attributable to operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                               1994       1995        1996
                                             ---------  ---------  -----------
  Tax expense at statutory rate............. $ 120,469  $ 574,587  $ 4,301,890
  State income tax net of federal benefit...    41,090    146,705    1,212,436
  Nondeductible non-cash compensation
  expense...................................       --         --       375,200
  Other nondeductible expenses..............    34,527    163,568      263,601
  Change in valuation allowance.............       --    (900,000)  (2,012,202)
  Other.....................................  (133,829)   279,570      160,965
                                             ---------  ---------  -----------
                                             $  62,257  $ 264,430  $ 4,301,890
                                             =========  =========  ===========

10. MAJOR CUSTOMERS

  A portion of the Company's total revenue was derived from three major customers in the automotive, information technology and insurance industries. Revenues from the two customers in the automotive and information technology industries aggregated 21% and 19%, respectively, in fiscal 1994; 34% and 16%, respectively, in fiscal 1995; and 15% and 13%, respectively, in fiscal 1996. Revenues from the customer in the insurance industry aggregated 11% in fiscal 1996. There was no revenue from this customer in fiscal 1994 and fiscal 1995. Amounts due from the two customers in the automotive and information technology industries represented 46% and 17%, respectively, at September 30, 1995, and 24% and 10%, respectively, at September 30, 1996, of accounts receivable. Amounts due from the customer in the insurance industry represented 5% of accounts receivable at September 30, 1996.

11. FOREIGN OPERATIONS

  During fiscal 1996, the Company's foreign operations located in the United Kingdom and Hong Kong generated revenue of $7.0 million and an operating loss of $0.1 million. Such financial information reflects only four months of foreign operations, and the Company expects that its foreign operations will be more significant in the future. Included in the Company's Consolidated Balance Sheet at September 30, 1996 are total identifiable assets of $16.2 million of such foreign operations.

12. COMMITMENTS AND CONTINGENCIES

  Minimum annual rentals under noncancelable leases, excluding escalations based upon increases in real estate taxes and operating expenses, are payable as follows, for the year ended September 30: 1997--$3.2 million; 1998--$2.5 million; 1999--$2.2 million; 2000--$1.8 million; 2001--$1.1 million;
thereafter--$6.6 million; totaling $17.4 million.

  Rent expense charged to operations in fiscal 1994, fiscal 1995 and fiscal 1996, was $1.7 million, $2.0 million, and $2.7 million, respectively. Rent expense charged to operations in fiscal 1996 with respect to related parties was $0.1 million.

  The Company has employment contracts with certain of its officers and key employees expiring at various dates through 1999 with future minimum payments as follows, for the year ended September 30: 1997--$1.3 million; 1998--$1.3 million; 1999--$0.3 million; totaling $2.9 million. Also, certain agreements provide additional compensation based on performance.

  The Company is, from time to time, a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management resolving these actions will not have a material effect on the Company's financial condition, results of operations or liquidity.

                         CARIBINER INTERNATIONAL, INC.

13. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Interest paid was $272,959, $807,475 and $7,884,839 in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. Taxes paid were $62,257, $264,430 and $2,077,829 in fiscal 1994, fiscal 1995 and fiscal 1996, respectively.

14. UNAUDITED PRO FORMA INFORMATION

  Pro forma net income per common share is calculated using the weighted average number of shares of Common Stock outstanding during the period, plus Common Stock issued pursuant to the Management Stock Plan and warrants to purchase Common Stock issued at prices below the Initial Public Offering price of $17.00 per share during the twelve-month period immediately preceding December 15, 1995 (the initial filing date of the Company's Registration Statement for its Initial Public Offering), assuming such Common Stock was outstanding for all periods presented. In addition, shares of Common Stock issued upon the conversion of all shares of Preferred Stock into shares of Common Stock are included in the calculation as if they were outstanding for all periods presented. Accordingly, pro forma net income per common share reflects adjustments to eliminate interest expense incurred on the Convertible Note during the periods presented and to eliminate accrued preferred stock dividends. The weighted average number of shares of Common Stock outstanding during the years ended September 30, 1994, 1995 and 1996 is 6,550,851, 6,620,003 and 8,245,107, respectively.

  Of the net proceeds from the sale of shares of Common Stock offered by the Company in the Initial Public Offering, approximately $25.6 million were used to repay aggregate bank borrowings and other long-term indebtedness, including accrued interest and accrued preferred stock dividends. Assuming the issuance and sale of only that number of shares of Common Stock which would generate net proceeds sufficient to repay indebtedness of $25.6 million and assuming that such indebtedness had been repaid as of October 1, 1994, supplementary pro forma net income per common share for fiscal 1995 and fiscal 1996 would have been $0.56 and $1.03, respectively. For purposes of this computation, the weighted average number of shares of Common Stock outstanding during the periods ended September 30, 1995 and 1996 is 8,338,106 and 8,969,784,
respectively.

15. SUBSEQUENT EVENTS

  In December, 1996, the Company entered into a definitive purchase agreement to acquire all of the outstanding capital stock of Blumberg Communications Inc. ("Blumberg"), a provider of audio visual equipment rentals and sales, production and staging services and hotel audio visual outsourcing services. Consideration will consist of $16.6 million in cash, repayment of approximately $5.5 million of indebtedness and shares of Common Stock having a market value of $1.4 million (the actual number of shares of Common Stock to be based on the average closing price per share of the Common Stock for the five business days prior to closing). The closing of the Blumberg acquisition (which is subject to certain conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) is expected to occur in January, 1997. For its fiscal year ended May 31, 1996, Blumberg had revenue of $42.3 million.

  In addition, in December, 1996, the Company filed a registration statement with the Securities and Exchange Commission offering 1,878,200 shares of its Common Stock, of which 1,750,000 shares of Common Stock would be offered by the Company.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors
Caribiner International, Inc.

  We have reviewed the accompanying consolidated balance sheet of Caribiner International, Inc. as of December 31, 1996, and the related consolidated statements of operations for the three months ended December 31, 1995 and 1996, the consolidated statement of changes in stockholders' equity (deficit) for the three months ended December 31, 1996 and the consolidated statements of cash flows for the three months ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management.

  We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

  We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Caribiner International, Inc. as of September 30, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, not presented herein, and in our report dated December 6, 1996, except for Note 15 as to which the date is December 20, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of September 30, 1996, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                                    /S/ ERNST & YOUNG LLP

New York, New York
February 3, 1997

                         CARIBINER INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1996          1996
                       ASSETS                          (NOTE 1)    (UNAUDITED)
                       ------                        ------------- ------------
CURRENT ASSETS:
Cash and cash equivalents........................... $  8,431,777  $  6,950,443
Trade accounts receivable--net of allowance for
 doubtful accounts of $304,860......................   36,201,774    38,807,972
Deferred charges....................................    8,989,410     9,598,014
Prepaid expenses and other current assets...........    3,394,951     3,989,683
                                                     ------------  ------------
  TOTAL CURRENT ASSETS..............................   57,017,912    59,346,112
Property and equipment--net.........................   21,180,982    20,734,887
Goodwill--net.......................................   46,681,520    52,439,305
Other intangibles--net..............................    1,041,280       991,132
Other assets........................................      399,696       390,310
                                                     ------------  ------------
  TOTAL ASSETS...................................... $126,321,390  $133,901,746
                                                     ============  ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank line of credit................................ $  6,000,000  $        --
Current portion of long-term debt..................      648,696       641,801
Trade accounts payable.............................    7,529,536     7,820,068
Accrued expenses and other current liabilities.....   12,698,716    12,816,708
Accrued production costs...........................   11,355,416     8,967,551
Deferred income....................................   13,334,965    15,835,457
                                                    ------------  ------------
  TOTAL CURRENT LIABILITIES........................   51,567,329    46,081,585
Long-term debt.....................................   16,189,922    24,152,960
Deferred income....................................    5,007,183     6,179,303
Other liabilities..................................       89,573     1,836,810
                                                    ------------  ------------
  TOTAL LIABILITIES................................   72,854,007    78,250,658
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value:
  2,000,000 shares authorized, none issued and out-
   standing at September 30 and December 31, 1996,
   respectively....................................          --            --
Common stock, $0.01 par value:
  40,000,000 voting shares authorized, 9,598,159
   and 9,614,151 shares issued and outstanding at
   September 30 and December 31, 1996,
   respectively....................................       95,982        96,142
Additional paid-in capital.........................   60,032,954    60,795,252
Translation adjustment.............................       85,723       770,444
Accumulated deficit................................   (6,747,276)   (6,010,750)
                                                    ------------  ------------
  TOTAL STOCKHOLDERS' EQUITY.......................   53,467,383    55,651,088
                                                    ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......... $126,321,390  $133,901,746
                                                    ============  ============

   See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE THREE MONTHS ENDED
                                  (UNAUDITED)

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
Service revenue....................................... $20,407,367  $42,730,514
Rental revenue........................................         --     9,927,990
                                                       -----------  -----------
Total revenue.........................................  20,407,367   52,658,504
Cost of service revenue...............................  13,340,579   29,061,553
Cost of rental revenue................................         --     5,766,487
                                                       -----------  -----------
Total cost of revenue.................................  13,340,579   34,828,040
                                                       -----------  -----------
Gross profit..........................................   7,066,788   17,830,464
Operating expenses:
  Selling, general and administrative expenses........   6,548,994   14,355,831
  Depreciation and amortization.......................     604,136    1,704,259
                                                       -----------  -----------
Total operating expenses..............................   7,153,130   16,060,090
                                                       -----------  -----------
Operating income (loss)...............................     (86,342)   1,770,374
Interest expense with related parties.................     681,784          --
Other interest expense, net...........................     412,290      542,830
                                                       -----------  -----------
Income (loss) before taxes............................  (1,180,416)   1,227,544
Provision (benefit) for taxes.........................    (282,728)     491,018
                                                       -----------  -----------
Net income (loss).....................................  $ (897,688) $   736,526
                                                       ===========  ===========
Earnings (loss) per common share......................     $ (0.07) $      0.08
                                                       ===========  ===========

   See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE THREE MONTHS ENDED
                                  (UNAUDITED)


                                                            DECEMBER 31,
                                                       -----------------------
                                                          1995        1996
                                                       ----------  -----------
Cash flows from operating activities:
  Net income (loss)................................... $ (897,688) $   736,526
  Adjustments to reconcile net income (loss) to net
   cash provided by operating
   activities:
    Depreciation and amortization.....................    604,136    2,147,958
    Non-cash compensation.............................     93,000          --
  Change in assets and liabilities:
    Decrease (increase) in trade accounts receivable..  2,971,423   (2,368,971)
    Decrease (increase) in deferred charges...........      2,144      (84,837)
    (Increase) in prepaid expenses and other current
     assets...........................................   (763,316)    (893,075)
    (Increase) in other assets........................    (12,907)     (48,109)
    (Decrease) in trade accounts payable.............. (2,392,114)     (69,322)
    Increase in deferred income.......................  4,563,665    2,796,812
    (Decrease) in accrued expenses and other liabili-
     ties............................................. (2,158,584)  (1,412,265)
    Increase in accrued interest payable..............    681,784          --
                                                       ----------  -----------
  Net cash provided by operating activities...........  2,691,543      804,717
                                                       ----------  -----------
Cash flow used in investing activities:...............
  Purchase of property and equipment..................   (600,998)  (1,228,650)
  Acquisition of intangibles and businesses, net of      (129,988)  (3,446,609)
   cash acquired...................................... ----------  -----------
  Net cash used in investing activities...............   (730,986)  (4,675,259)
                                                       ----------  -----------
Cash flow provided by financing activities:
  Repayments of long-term debt........................    (25,918) (15,043,857)
  Net proceeds (repayments) of bank line of credit....  3,240,000   (6,000,000)
  Proceeds from long-term debt........................        --    23,000,000
  Net proceeds from issuance of common stock..........    174,167          --
  Repurchase of common stock..........................   (176,904)         --
                                                       ----------  -----------
  Net cash provided by financing activities...........  3,211,345    1,956,143
                                                       ----------  -----------
Translation effect on cash and cash equivalents.......        --       433,065
                                                       ----------  -----------
Net increase (decrease) in cash.......................  5,171,902   (1,481,334)
Cash, beginning of period.............................    212,612    8,431,777
                                                       ----------  -----------
Cash, end of period................................... $5,384,514  $ 6,950,443
                                                       ==========  ===========
Supplemental disclosure of cash flow information:
    Interest paid..................................... $   56,920  $   344,998
                                                       ==========  ===========
    Income taxes paid................................. $   86,153  $ 1,631,634
                                                       ==========  ===========

   See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                            COMMON STOCK
                          -----------------
                                                                                         TOTAL
                                              ADDITIONAL    ACCUMULATED  TRANSLATION STOCKHOLDERS'
                           SHARES   AMOUNT  PAID IN CAPITAL   DEFICIT    ADJUSTMENT     EQUITY
                          --------- ------- --------------- -----------  ----------- -------------
Balance at September 30,
 1996...................  9,598,159 $95,982   $60,032,954   $(6,747,276)  $ 85,723    $53,467,383
Issuance of common stock
 under non-employee
 directors' stock plan..        497       5        12,495           --         --          12,500
Issuance of common stock
 upon acquisition of
 Rome Network, Inc.          15,495     155       749,803           --         --         749,958
Translation adjustment..                                                   684,721        684,721
Net income..............        --      --            --        736,526        --         736,526
                          --------- -------   -----------   -----------   --------    -----------
Balance at December 31,   9,614,151 $96,142   $60,795,252   $(6,010,750)  $770,444    $55,651,088
 1996...................  ========= =======   ===========   ===========   ========    ===========

   See accompanying notes to the unaudited consolidated financial statements.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         CARIBINER INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. INTERIM FINANCIAL INFORMATION

  The accompanying unaudited consolidated financial statements of Caribiner International, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company. The results of operations for the three months ended December 31, 1996 are not necessarily indicative of the results of operations that may be expected for any other interim period or for the fiscal year ending September 30, 1997.

  The balance sheet at September 30, 1996 has been derived from the Company's audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

  Service revenue is recorded principally on the completed contract method of accounting. The recognition of service revenue and cost of service revenue is deferred until a project is completed which is often within a three- to six-month time period. For those projects which provide for multiple events, the contract revenue and costs are apportioned and revenue and profit are recognized as each event occurs. If a client cancels a project after production has begun, the client is obligated under contract to pay for services performed and expenses incurred through the date of cancellation, and there are no provisions for nonpayment by the client.

  The Company recognizes rental revenue over the rental period.

COST OF REVENUE

  Cost of service revenue is comprised of production costs including salaries and benefits of production, creative and technical personnel spent on specific contracts, and other direct costs including contracted services, equipment rentals and depreciation and costs associated with the production of audio-visual effects. Such costs are deferred until project completion.

  Cost of rental revenue is comprised principally of direct labor costs, commissions and equipment depreciation and rentals.

3. BUSINESS ACQUISITIONS

  In December, 1996, the Company acquired all of the outstanding common stock of Rome Network, Inc. ("Rome"), a regional producer of meetings and events headquartered in San Francisco, for $3.2 million, which consisted of approximately $2.4 million in cash and the issuance of 15,495 shares of the Company's common stock having a value of approximately $0.8 million. The cash component of the purchase price was financed by a drawing on one of the Company's credit facilities.

  In December, 1996, the Company entered into a definitive purchase agreement to acquire all of the outstanding capital stock of Blumberg Communications Inc. ("Blumberg"), a provider of audio visual

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         CARIBINER INTERNATIONAL, INC.

                                  (UNAUDITED)

equipment rentals, sales and related staging services, including hotel audio visual outsourcing services, in the upper midwest and southern U.S. In January, 1997, the Company completed such acquisition and paid consideration of $18.0 million (subject to certain adjustments), which consisted of approximately $16.6 million in cash and the issuance of 29,940 shares of the Company's common stock having a value of approximately $1.4 million. In addition, the Company repaid $3.9 million in outstanding indebtedness of Blumberg at closing. The cash components of the transactions were financed by a drawing on one of the Company's credit facilities.

  Also, in January, 1997, the Company acquired Video Supply Company, Inc. d/b/a Projexions Video Supply ("Projexions"), a provider of audio visual equipment rentals and related staging services, in the southeastern U.S. for approximately $13.6 million in cash and $1.4 million in the repayment of certain indebtedness. The transactions were financed by a drawing on one of the Company's credit facilities.

  The following unaudited consolidated pro forma results of operations of the Company for the three months ended December 31, 1995 give effect to the following transactions as if they occurred on October 1, 1995: (i) the acquisitions of each of Koors Perry & Associates, Inc., Lighthouse, Ltd., SCH International, Ltd., and the Total Audio Visual Services division from General Electric Capital Computer Leasing Corporation ("TAVS") (ii) decreased interest expense and preferred stock dividends resulting from the repayment of substantially all outstanding bank borrowings and other long-term indebtedness of the Company from proceeds of the initial public offering of common stock, which was consummated on March 15, 1996 and (iii) the repayment with the proceeds of such initial public offering of a portion of bank borrowings that would have been incurred in connection with the acquisition of TAVS as if such acquisition had occurred on October 1, 1995. The pro forma effect of the acquisition of Rome on the Company's results of operations for the three months ended December 31, 1995 and 1996 is insignificant.

                                                              THREE MONTHS ENDED
                                                              DECEMBER 31, 1995
                                                              ------------------
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                    DATA)
      Revenue................................................       $50.4
      Income before taxes....................................         2.1
      Net income.............................................         1.3
      Pro forma net income per common share..................       $0.13

  The above calculation of pro forma net income per common share assumes that approximately 9.6 million shares were outstanding during the three months ended December 31, 1995.

  The unaudited pro forma consolidated results of operations do not purport to be indicative of the actual results of operations that would have occurred had the acquisitions been made at the beginning of fiscal 1996 or of results which may occur in the future.

4. STOCK OFFERING

  In December, 1996, the Company filed a Registration Statement on Form S-1 (Registration no. 333-18327) with the Securities and Exchange Commission offering 1,878,200 shares of its common stock, of which 1,750,000 shares of common stock will be offered by the Company.

5. EARNINGS (LOSS) PER COMMON SHARE

  The weighted average number of shares of common stock outstanding during the three months ended December 31, 1996 is 9,632,959. The weighted average number of shares of common stock outstanding during the three months ended December 31, 1995 is 6,620,003.

  Loss per common share for the three months ended December 31, 1995 has been computed on a pro forma basis assuming conversion of the convertible note and all outstanding shares of preferred stock into common

                         CARIBINER INTERNATIONAL, INC.

                                  (UNAUDITED)

stock (which, in each case, occurred on March 15, 1996 immediately prior to the Company's initial public offering) as if such conversions occurred on October 1, 1995. The pro forma loss per share reflects adjustments to eliminate the interest expense incurred on the convertible note and to eliminate accrued preferred stock dividends. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued under the 1993 Management Stock Plan and warrants to purchase common stock issued at prices below the initial public offering price per share during the twelve months immediately preceding the date of the initial filing of the Company's Registration Statement on Form S-1 (Registration no. 33-80481) have also been included in the calculation of common shares, using the treasury stock method, as if they were outstanding for the three months ended December 31, 1995.

  Of the net proceeds from the sale of shares of common stock offered by the Company in the initial public offering completed in March, 1996, approximately $25.6 million were used to repay aggregate bank borrowings and other long-term indebtedness, including accrued interest and preferred stock dividends. Assuming the issuance and sale of only that number of shares of common stock which would have generated net proceeds sufficient to repay indebtedness of $25.6 million, and assuming that such indebtedness had been repaid as of October 1, 1995, supplementary pro forma net loss per share would have been $0.01 for the three months ended December 31, 1995. For purposes of this computation, the weighted average number of shares of common stock outstanding during the three months ended December 31, 1995 is 8,445,489.

                        REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS
SCH INTERNATIONAL LIMITED

We have audited the accompanying consolidated balance sheet of SCH International Limited as at March 31, 1996 and the related consolidated profit and loss account and cash flows for the nine months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCH International Limited at March 31, 1996 and the consolidated results of its operations and its cash flows for the nine months ended March 31, 1996 in conformity with accounting principles generally accepted in the United Kingdom.

                                              /s/ Ernst & Young
                                              Chartered Accountants

London, England
December 18, 1996

                           SCH INTERNATIONAL LIMITED

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                          9 MONTHS ENDED 31 MARCH 1996

                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                NOTES (Pounds)'000 (Pounds)'000
                                                ----- ------------ ------------
TURNOVER:                                          2                  13,678
Cost of sales..................................                       (9,669)
                                                                      ------
GROSS PROFIT...................................                        4,009
                                                                      ------
Distribution costs.............................                         (515)
Administrative expenses:
Exceptional....................................    3       (215)
Other..........................................          (3,766)
                                                         ------
                                                                      (3,981)
                                                                      ------
OPERATING LOSS                                                          (487)
                                                                      ------
Income from investment in associate company....                           37
Other income...................................                            3
Interest payable...............................    4                    (181)
Exceptional item--Disposal of fixed asset in-                             72
 vestment......................................    3                  ------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION....                         (556)
Tax on loss on ordinary activities.............    5                      85
                                                                      ------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION.....                         (471)
Minority interest..............................                          (34)
                                                                      ------
RETAINED LOSS FOR THE FINANCIAL PERIOD.........                         (505)
Retained profit brought forward................                           10
                                                                      ------
RETAINED LOSS CARRIED FORWARD..................                         (495)
                                                                      ======

The operating loss is derived entirely from continuing operations.

There are no recognised gains and losses other than the loss for the period.

                           SCH INTERNATIONAL LIMITED

                           CONSOLIDATED BALANCE SHEET
                                 31 MARCH 1996

                                                                        AT
                                                                     31 MARCH
                                                                       1996
                                                 NOTE (Pounds)'000 (Pounds)'000
                                                 ---- ------------ ------------
FIXED ASSETS
Tangible assets.................................  10                     795
Investments.....................................  11                     --
                                                                      ------
                                                                         795
CURRENT ASSETS
Stocks and work in progress.....................  12      2,907
Debtors.........................................  13      2,801
Cash at bank and in hand........................          1,494
                                                         ------
                                                          7,202
                                                         ------
CREDITORS: amounts falling due within one year
Bank overdraft..................................            704
Trade creditors.................................          1,409
Sundry creditors................................  14      8,031
                                                         ------
                                                         10,144
                                                         ------
NET CURRENT LIABILITIES.........................                      (2,942)
                                                                      ------
TOTAL ASSETS LESS CURRENT LIABILITIES...........                      (2,147)
CREDITORS: amounts falling due after more than
 one year.......................................  15                  (1,100)
PROVISIONS FOR LIABILITIES AND CHARGES..........  17                      (4)
                                                                      ------
                                                                      (3,251)
                                                                      ======
CAPITAL AND RESERVES
Called up share capital.........................  18                     311
Share premium account...........................  19                      14
Reserves:
  Profit and loss account.......................  19                    (495)
  Goodwill......................................  19                  (3,238)
                                                                      ------
EQUITY SHAREHOLDERS' FUNDS......................                      (3,408)
Equity minority interest........................                         157
                                                                      ------
TOTAL CAPITAL EMPLOYED..........................                      (3,251)
                                                                      ======

                           SCH INTERNATIONAL LIMITED

                        CONSOLIDATED CASH FLOW STATEMENT
                          9 MONTHS ENDED 31 MARCH 1996

                                                                      9 MONTHS
                                                                      ENDED 31
                                                                     MARCH 1996
                                                 NOTES (Pounds)'000 (Pounds)'000
                                                 ----- ------------ ------------
NET CASH INFLOW FROM OPERATING ACTIVITIES......     6                  1,486
RETURN ON INVESTMENTS AND SERVICING OF FINANCE:
 Interest paid.................................            (181)
 Income from investment in associated company..              37
                                                           ----
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
 SERVICING OF FINANCE..........................                         (144)
TAXATION:
 UK corporation tax paid.......................            (127)
                                                           ----
TAX PAID.......................................                         (127)
INVESTING ACTIVITIES
Purchase of tangible fixed assets..............             (98)
Sale of interests in associated company........             150
                                                           ----
NET CASH INFLOW FROM INVESTING ACTIVITIES......                           52
                                                                       -----
NET CASH INFLOW BEFORE FINANCING...............                        1,267
                                                                       -----
FINANCING......................................
Purchase of shares by Employee Share Ownership
 Plan trust....................................             (99)
Repayment of term loan.........................            (200)
Repayment of loan stock........................             (93)
                                                           ----
NET CASH OUTFLOW FROM FINANCING................                          392
                                                                       -----
INCREASE IN CASH AND CASH EQUIVALENTS..........     7                    875
                                                                       =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards. The particular accounting policies adopted are described below:

CONVENTION

The financial statements are prepared under the historical cost convention.

NON-STATUTORY ACCOUNTS

The consolidated financial statements comprise non-statutory accounts.

TANGIBLE FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated to write down their cost or valuation to their estimated residual values by equal annual installments over the period of their estimated useful economic lives, which are considered to be:

Short leasehold buildings and improvements...................... Period of lease
Other leased assets............................................. Period of lease
Plant and machinery............................................. 2-5 years
Motor vehicles.................................................. 4 years
Fixtures, computer and office equipment......................... 4-8 years

STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value.

Cost of stocks is calculated on a first-in, first-out basis. Work in progress cost includes all production related overheads and the appropriate proportion of indirect overhead expenditure.

DEFERRED TAXATION

Deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements to the extent that it is probable that a liability or asset will crystallise in the future.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date. Transactions denominated in foreign currencies are translated at the rates ruling at the dates of the transactions. All exchange differences are dealt with through the profit and loss account.

On consolidation, the temporal method is used to translate the foreign currency balance sheets in view of the control exercised over these entities. Exchange differences are dealt with through the profit and loss account.

BASIS OF CONSOLIDATION

The group financial statements consolidate the financial statements of the company and all subsidiaries for the period ended 31 March 1996.

GOODWILL

Goodwill is written off to reserves when it arises.

INVESTMENTS

Investments held as fixed assets are stated at cost less any provision for permanent diminution in value.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996

1. ACCOUNTING POLICIES (CONTINUED)

LEASED ASSETS
Assets held under finance leases and the related lease obligation are recorded in the balance sheet at the fair value of the leased assets at the inception of the leases. The amounts by which the lease payments exceed the recorded lease obligation are treated as finance charges which are amortised over the lease term to give a constant rate of charge on the remaining balance of the obligation.

Rental costs under operating leases on occupied and unoccupied properties are charged to profit and loss account in equal annual installments over the period of the lease.

PENSIONS

The company's cost is charged to the profit and loss account so as to spread the cost of pensions as incurred over members' working lives with the company.

2. TURNOVER

Turnover represents the amounts invoiced to customers in respect of completed projects and is stated after deduction of trade discounts and value added tax.

3. EXCEPTIONAL ITEMS

                                                                      9 MONTHS
                                                                       ENDED
                                                                      31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Administrative expenses:
  Contributions to the Employee Share Ownership Plan...............      (80)
  Specific bad debt................................................     (135)
                                                                        ----
                                                                        (215)
                                                                        ====
Disposal of fixed asset investment.................................       72
                                                                        ====

SCH International Limited disposed of its remaining 40% interest in Delegate Management Services Limited during the period.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
4. INTEREST PAYABLE AND SIMILAR CHARGES

                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                                   (Pounds)'000
                                                                   ------------
Bank loans and overdrafts repayable within five years.............       116
Debenture loans...................................................        42
Other interest....................................................        23
                                                                      ------
                                                                         181
                                                                      ======

5. TAX ON LOSS ON ORDINARY ACTIVITIES
                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                                   (Pounds)'000
                                                                   ------------
Taxation based on the loss for the period comprises:
United Kingdom corporation tax (recoverable)/payable at 33% on           (85)
 taxable loss.....................................................    ------
                                                                         (85)
                                                                      ======

6. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                                   (Pounds)'000
                                                                   ------------
Operating loss....................................................      (487)
Depreciation charges..............................................       141
Provisions against investment.....................................        80
(Increase) in stocks and work in progress.........................    (1,875)
Decrease in debtors...............................................       862
Increase in creditors.............................................     2,765
                                                                      ------
Net cash inflow from operating activities.........................     1,486
                                                                      ======

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996

7. ANALYSIS OF CHANGES IN CASH AND CASH EQUIVALENTS IN THE YEAR

                                                                      9 MONTHS
                                                                       ENDED
                                                                      31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Balance at 1 July 1995.............................................     (85)
Net cash inflow....................................................     875
                                                                        ---
Balance at 30 March 1996...........................................     790
                                                                        ===

8. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE CONSOLIDATED BALANCE SHEET

                                                                     CHANGE IN
                                              1996         1995         YEAR
                                          (Pounds)'000 (Pounds)'000 (Pounds)'000
                                          ------------ ------------ ------------
Cash at bank and in hand.................    1,494           58        1,436
Bank overdraft...........................     (704)        (143)        (561)
                                             -----         ----        -----
                                               790          (85)         875
                                             =====         ====        =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
9. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

EMPLOYEES

AVERAGE NUMBER OF PERSONS EMPLOYED BY THE GROUP IN THE YEAR:

                                                                    9 MONTHS
                                                                     ENDED
                                                                    31 MARCH
                                                                      1996
                                                                  ------------
                                                                      NO.
                                                                  ------------
Production and design staff......................................        59
Sales and distribution staff.....................................        14
Administration staff.............................................        20
                                                                     ------
                                                                         93
                                                                     ======

STAFF COSTS DURING THE YEAR, INCLUDING DIRECTORS, IN RESPECT OF THESE EMPLOYEES
WERE:

                                                                    9 MONTHS
                                                                     ENDED
                                                                    31 MARCH
                                                                      1996
                                                                  ------------
                                                                  (Pounds)'000
                                                                  ------------
Wages and salaries...............................................     2,123
Social security costs............................................       188
Pension costs....................................................        61
                                                                     ------
                                                                      2,372
                                                                     ======

DIRECTORS' EMOLUMENTS

Management remuneration including pension contributions..........       380
Compensation for loss of office..................................         5
                                                                     ------
                                                                        385
                                                                     ======
Emoluments (excluding pension contributions) of the Chairman.....        84
                                                                     ======
Emoluments (excluding pension contributions) of the directors
 fell within the following ranges:                                   NUMBER
(Pounds)25,001 -- (Pounds)30,000.................................         1
(Pounds)65,001 -- (Pounds)70,000.................................         1
(Pounds)70,001 -- (Pounds)75,000.................................         1
(Pounds)85,001 -- (Pounds)90,000.................................         2
                                                                     ======

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996
10. TANGIBLE FIXED ASSETS

                            SHORT
                          LEASEHOLD                                             ASSETS
                          BUILDINGS                              FURNITURE,      HELD
                             AND         PLANT                    COMPUTER      UNDER
                           IMPROVE-       AND         MOTOR      AND OFFICE    FINANCE
                            MENTS      MACHINERY     VEHICLES    EQUIPMENT      LEASES       TOTAL
                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                         ------------ ------------ ------------ ------------ ------------ ------------
Cost:
At 1 July 1995..........     619          834            8         1,523          94         3,078
Additions...............      17          --             6            75         --             98
Disposals...............     --           (11)         --             (2)        --            (13)
                             ---          ---          ---         -----         ---         -----
At 31 March 1996             636          823           14         1,596          94         3,163
                             ---          ---          ---         -----         ---         -----
Accumulated
 depreciation:
At 1 July 1995..........     162          809            2         1,167          88         2,228
Provided during the
 period.................      33           12            2            88           6           141
Disposals...............     --           --           --             (1)        --             (1)
                             ---          ---          ---         -----         ---         -----
At 31 March 1996........     195          821            4         1,254          94         2,368
                             ---          ---          ---         -----         ---         -----
Net book value:
At 31 March 1996........     441            2           10           342         --            795
                             ===          ===          ===         =====         ===         =====

The assets held under finance leases comprise furniture, computer and office equipment.

The assets of SCH International Limited and its subsidiaries have been charged in favour of GiroCredit Bank as security for loans outstanding to SCH International Limited amounting to (Pounds)1,548,750.

11. FIXED ASSETS INVESTMENTS

                                           ASSOCIATED      OWN
                                          UNDERTAKINGS    SHARES       TOTAL
                                          (Pounds)'000 (Pounds)'000 (Pounds)'000
                                          ------------ ------------ ------------
Balance at 1 July 1995...................      44           153          197
Investments made during the period.......     --             59           59
Disposal in the period...................     (44)         (117)        (161)
Provision................................     --            (95)         (95)
                                              ---          ----         ----
                                              --            --           --
                                              ===          ====         ====

All investments are in unquoted companies.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996

11. FIXED ASSETS INVESTMENTS (CONTINUED)

The above investments are stated at cost less provisions for permanent diminution in value and, in the opinion of the directors, the value of the investments is not less than the value at which they are stated in the accounts.

SCH International Limited disposed of its remaining 40% interest in Delegate Management Services Limited on 11 March 1996.

The company operated an Employee Share Ownership Plan for the purpose of purchasing shares in SCH International Limited from employees who leave the group. The intention was to sell or distribute shares to new and existing employees. Shares held by the trust were disclosed as investment in own shares within fixed assets as the purchases had been financed by a loan from the company. On 13 June 1996 the shares held by the trust were redistributed to employees. The entire share capital of the company was disposed of to Caribiner Holdings (UK) Limited on the same date.

Employees hold options to purchase 58,000 10p ordinary shares in SCH International Limited at 31 March 1996.

The trust holds a total of 1,218,325 10p ordinary shares in SCH International at 31 March 1996.

12. STOCKS AND WORK IN PROGRESS

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Raw materials......................................................       11
Work in progress...................................................    2,896
                                                                       -----
                                                                       2,907
                                                                       =====

13. DEBTORS
                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Trade debtors......................................................    2,419
Other debtors......................................................       84
Prepayments and accrued income.....................................      185
Corporation tax recoverable........................................      113
                                                                       -----
                                                                       2,801
                                                                       =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
14. SUNDRY CREDITORS

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Other creditors....................................................      192
Corporation tax....................................................       23
Other taxation and social security.................................      193
Bank loans.........................................................      900
Unsecured loan stock "B"...........................................      116
Accruals and deferred income.......................................    6,607
                                                                       -----
                                                                       8,031
                                                                       =====

15. CREDITORS: amounts falling due after more than one year

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Debenture loans:
 Unsecured loan stock "A"..........................................      104
 Unsecured loan stock "B"..........................................      347
Bank loans.........................................................      649
                                                                       -----
                                                                       1,100
                                                                       =====

16. BORROWINGS

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Analysis of loan repayments

Bank loans and overdrafts
 Within one year or on demand............................................. 1,604
 Between one and two years................................................   649
 Between two and five years...............................................   --
Unsecured loan stock "A"
 Over one year............................................................   104
Unsecured loan stock "B"
 Within one year..........................................................   116
 Over one year............................................................   347
                                                                           -----
                                                                           2,820
                                                                           =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996
16. BORROWINGS (continued)

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Due within one year
 Bank overdraft....................................................      704
 Unsecured loan stock "B"..........................................      116
 Bank loans........................................................      900
                                                                       -----
                                                                       1,720
                                                                       -----
Due after more than one year
 Unsecured loan stock "A"..........................................      104
 Unsecured loan stock "B"..........................................      347
 Bank loans........................................................      649
                                                                       -----
                                                                       1,100
                                                                       -----
                                                                       2,820
                                                                       =====

The bank loans are secured by a fixed and floating charge on the assets of the group.

Loan stock "A" and "B" is repayable at any time at the directors' discretion and the option of the stockholders, subject to agreement with GiroCredit Bank. Other than the amounts shown above due within one year, repayment of which has been agreed, the directors understand that no other repayment of loan stock "A" and "B" will be made before 30 June 1996.

Loan stock "A" bears interest at 15% per annum and is unsecured.

Loan stock "B" bears interest at a rate equivalent to the National Westminster Bank PLC base rate on amounts outstanding after 1 December 1992 and is unsecured.

17. PROVISIONS FOR LIABILITIES AND CHARGES

                                                                    (Pounds)'000
                                                                    ------------
Deferred taxation:
At 1 July 1995.....................................................       4
                                                                        ---
At 31 March 1996...................................................       4
                                                                        ===

The amounts of deferred taxation provided in the financial statements are as follows:

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Capital allowances in excess of depreciation.......................       4
                                                                        ===

There was no deferred taxation unprovided in either the current or preceding financial years.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996

18. SHARE CAPITAL

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Authorised:
5,000,000 ordinary shares of 10p each..............................     500
                                                                        ===
Allotted and fully paid:
3,106,750 (1995--3,106,750) ordinary shares of 10p each............     311
                                                                        ===

GiroCredit Bank has rights under a warrant instrument to subscribe for 279,068 ordinary shares of the Company at 10.53p per share. The warrant is exercisable by GiroCredit Bank at any time on or before 31 December 1999.

19. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                         SHARE
                            SHARE       PREMIUM                  PROFIT AND
                           CAPITAL      ACCOUNT      GOODWILL   LOSS ACCOUNT    TOTAL
                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                         ------------ ------------ ------------ ------------ ------------
Balance at 1 July 1995..     311           14         (3,238)         10        (2,903)
Loss for the period.....     --           --             --         (505)         (505)
                             ---          ---         ------        ----        ------
Balance at 31 March          311           14         (3,238)       (495)       (3,405)
 1996...................     ===          ===         ======        ====        ======

20. FINANCIAL COMMITMENTS

At 31 March 1996 the group was committed to making the following payments during the next year in respect of operating leases:

                                                         LAND AND
                                                        BUILDINGS      OTHER
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Leases which expire:
 Within one year......................................     --            77
 Within two to five years.............................     --           103
 After five years.....................................     385          --
                                                           ---          ---
                                                           385          180
                                                           ===          ===

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
21. CONTINGENT LIABILITIES

The company has entered into a cross guarantee arrangement with the following group companies:

Spectrum Communications Limited
Mark Wallace Associates Limited

The overdraft facility of all the above companies subject to the cross guarantee totalled (Pounds)150,000 at 31 March 1996.

A loan of (Pounds)1,548,750 advanced to SCH International Limited is secured on all the assets of the group. The total facility available is (Pounds)1,775,000. The company has given a debenture creating charges over its entire assets in order to secure the obligations of the company under the guarantee.

The company is grouped for VAT purposes with certain other group companies. Consequently the company is contingently liable for the VAT liabilities of those other companies.

22. RELATED PARTY TRANSACTIONS

The lease to the premises at 32 Berrymade Road, Chiswick is held by a director of the company. The annual rental under this lease is (Pounds)25,000.

23. ADDITIONAL INFORMATION ON SUBSIDIARY AND ASSOCIATE COMPANIES

                                          COUNTRY OF       PERCENTAGE
                                        INCORPORATION/     OF ORDINARY
                                         REGISTRATION      SHARES HELD
                                    ---------------------- -----------
Spectrum Communications Limited.... England and Wales          100%
Spectrum Communications
 (Birmingham) Limited.............. England and Wales          100%*    Dormant
Mark Wallace Associates Limited.... England and Wales           80%
Spectrum Communications GmbH....... Germany                    100%
Spectrum Communications LLC........ Dubai                       49%*
Spectrum Communications
 International BVI, Limited........ British Virgin Islands     100%     Dormant

  The subsidiary companies are engaged in the production and stage management of conferences.

*  Held by subsidiary company.

  During the year the company sold its remaining 40% share of Delegate Management Services Limited.

                        REPORT OF INDEPENDENT AUDITORS

The Shareholder of General Electric Capital Computer Leasing Corporation

  We have audited the accompanying balance sheet of Total Audio Visual Services (a division of General Electric Capital Computer Leasing Corporation) as of December 31, 1995, and the related statements of operations and divisional equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Audio Visual Services as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
November 15, 1996

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                    ASSETS
Current assets:
  Cash............................................................. $   995,514
  Accounts receivable, less allowance for doubtful accounts of
   $123,000........................................................   7,644,557
  Resale inventory.................................................     345,566
  Prepaid expenses and other assets................................     399,935
  Deferred tax asset...............................................     170,800
                                                                    -----------
    Total current assets...........................................   9,556,372
Property and equipment, net........................................  10,600,031
Goodwill, net of accumulated amortization of $376,864..............   3,781,769
Purchased software.................................................     176,130
                                                                    -----------
    Total assets................................................... $24,114,302
                                                                    ===========
                       LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
  Accounts payable................................................. $   737,323
  Sales tax payable................................................     376,015
  Accrued payroll..................................................     497,160
  Vacation accrual.................................................     396,304
  Other liabilities................................................     296,654
  Accrued rental expense...........................................     115,742
  Accrued hotel commission.........................................      94,019
                                                                    -----------
    Total current liabilities......................................   2,513,217
Deferred tax liability.............................................     820,689
Due to GECCLC......................................................  19,764,975
Divisional equity..................................................   1,015,421
                                                                    -----------
    Total liabilities and divisional equity........................ $24,114,302
                                                                    ===========


                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                 STATEMENT OF OPERATIONS AND DIVISIONAL EQUITY
                          YEAR ENDED DECEMBER 31, 1995

Total revenue...................................................... $45,923,658
Cost of equipment sales............................................   2,757,492
                                                                    -----------
Gross Profit.......................................................  43,166,166
                                                                    -----------
Operating Expenses:
  Payroll and related expenses.....................................  15,603,445
  Rental expense...................................................   2,320,224
  Commission expense...............................................   7,104,104
  Other operating expenses.........................................   6,269,230
  Depreciation and amortization expense............................   2,609,470
  General and administrative expenses..............................   6,914,737
                                                                    -----------
    Total operating expenses.......................................  40,821,210
                                                                    -----------
Operating income...................................................   2,344,956
Other expense:
  Interest expense, net............................................   1,200,000
  Other expense....................................................     211,770
                                                                    -----------
Income before provision for income taxes...........................     933,186
Provision for income taxes.........................................     428,003
                                                                    -----------
Net income.........................................................     505,183
Divisional equity, beginning of year...............................     510,238
                                                                    -----------
Divisional equity, end of year..................................... $ 1,015,421
                                                                    ===========



                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES
Net income....................................................... $   505,183
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization expense..........................   2,609,470
  Deferred tax expense...........................................     428,003
  Changes in operating assets and liabilities:
    Increase in accounts receivable, net.........................    (330,418)
    Decrease in resale inventory.................................     153,579
    Increase in prepaid expenses and other assets................    (199,326)
    Decrease in accounts payable.................................    (309,365)
    Increase in sales tax payable................................     206,576
    Increase in accrued payroll..................................       4,378
    Increase in vacation accrual.................................      19,149
    Decrease in other liabilities................................    (270,358)
                                                                  -----------
Net cash provided by operating activities........................   2,816,871
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of software............................................    (161,130)
Purchases of property and equipment..............................  (5,719,623)
                                                                  -----------
Net cash used in investing activities............................  (5,880,753)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from GECCLC.........................................   3,825,272
                                                                  -----------
Net cash provided by financing activities........................   3,825,272
                                                                  -----------
Net increase in cash.............................................     761,390
Cash at beginning of year........................................     234,124
                                                                  -----------
Cash at end of year.............................................. $   995,514
                                                                  ===========


                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Total Audio Visual Services ("TAVS" or the "Company") is a division of General Electric Capital Computer Leasing Corporation ("GECCLC"), which is an indirect wholly-owned subsidiary of General Electric Company ("GE"). TAVS is a provider of audio visual equipment rentals and staging services to companies, as well as hotel audio visual outsourcing services in the United States. TAVS enters into short-term rentals of equipment on a daily, weekly and monthly basis. TAVS also sells equipment to customers.

  GECCLC acquired TAVS in September 1994 for a purchase price of approximately $15,000,000. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of net assets of the business acquired was recorded as goodwill and is being amortized straight-line over 15 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  The Company recognizes revenue for rental and service agreements over the rental period. Sales of equipment are recognized in the period sold.

 Accounts Receivable

  The December 31, 1995 accounts receivable balance includes unbilled revenue of approximately $750,000.

 Resale Inventories

  Inventories are valued at the lower of cost or market using the first-in, first-out method.

 Property and Equipment

  Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of related assets. The estimated useful lives of the assets are five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated life.

 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company plans to adopt SFAS No. 121 in 1996; however, they do not believe the adoption will have a significant impact on the Company.

 Goodwill

  Goodwill represents the excess of the purchase price over the fair value of businesses acquired and is amortized over a 15 year period using the straight-line method. Amortization expense for 1995 totaled approximately $278,000.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

 Advertising

  Advertising costs are expensed as incurred and totaled $34,000 for 1995.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions to minimize credit risk. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs periodic evaluations of its customers' financial condition and generally does not require collateral. At December 31, 1995, accounts receivable from hotel and convention centers approximated $4,359,000.

  The carrying amounts reported in the balance sheet for cash, accounts receivable and accounts payable approximate their fair values.

 Statement of Cash Flows

  Taxes and interest paid in 1995 were settled through the "Due to GECCLC" account and thus no cash was remitted by the Company for these items.

3. RELATED PARTY TRANSACTIONS

  The amount payable to GECCLC represents a net amount due to various entities of GECCLC for services provided or expenses paid by GECCLC on behalf of the Company offset by cash remitted to GECCLC. GECCLC charged interest to TAVS based upon their monthly budgeted net investment in TAVS using an interest rate of approximately 7.25%.

  GECCLC and several of its divisions provide substantial services to the Company, including treasury, tax, financial reporting, legal, payroll, marketing, and information systems. GECCLC charged the Company $180,000 for these services in 1995. These charges are allocated based upon headcount, direct cost or the number of transactions processed. In addition, certain employees of GECCLC, work exclusively for the Company. As a result, the payroll and related benefits for these employees are rebilled to TAVS.

  Management believes that the basis used for allocating these services is reasonable. However, the terms of these transactions may differ from those that would result from transactions among unrelated parties.

  Certain employees are eligible for GE benefits related to health care, pension and a savings and security plan. GECCLC charges the Company a percentage of labor costs for these benefits. Payroll expenses in 1995 includes approximately $2,800,000 of charges for these benefits.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

4. PROPERTY AND EQUIPMENT

  The components of property and equipment as of December 31, 1995 consists of:

     Equipment leased to others.................................... $10,105,581
     Furniture and fixtures........................................   1,621,236
     Leasehold improvements........................................   1,606,474
     Vehicles......................................................     153,682
                                                                    -----------
     Total property and equipment..................................  13,486,973
     Accumulated depreciation and amortization.....................  (2,886,942)
                                                                    -----------
                                                                    $10,600,031
                                                                    ===========

5. LEASE ARRANGEMENTS

  TAVS leases office space for periods up to 5 years under operating lease agreements. These leases are subject to price escalations for certain costs. TAVS leases space at hotels for lease periods less than one year which are cancelable. Total rent expense for all such leases was approximately $644,000 in 1995.

  Future minimum lease payments under the noncancelable operating leases at December 31, 1995, are as follows:

            1996.............................. $  281,988
            1997..............................    256,136
            1998..............................    266,948
            1999..............................    204,928
            2000..............................    101,185
            Thereafter........................        --
                                               ----------
                                               $1,111,185
                                               ==========

6. INCOME TAXES

  The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

     Deferred tax assets:
       Current:
         Accrued expenses........................................... $ 121,600
         Allowance for doubtful accounts............................    49,200
                                                                     ---------
                                                                       170,800
       Non-current:
         Net operating loss.........................................   124,862
                                                                     ---------
                                                                       295,662
     Deferred tax liability:
       Property and equipment.......................................  (945,551)
                                                                     ---------
     Net deferred tax liability..................................... $(649,889)
                                                                     =========

  The provision for income taxes consists of the following components:

     Current........................................................... $    --
     Deferred..........................................................  428,003
                                                                        --------
                                                                        $428,003
                                                                        ========

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:

     Tax expense at statutory rate.................................... $317,283
     State income tax net of federal benefit..........................   55,991
     Non-deductible expenses..........................................   54,729
                                                                       --------
                                                                       $428,003
                                                                       ========

7. SUBSEQUENT EVENTS

  On September 12, 1996, GECCLC signed an Agreement of Purchase and Sale of Assets to sell certain of the assets of TAVS to Caribiner International, Inc. ("Caribiner") for total consideration of $26.6 million in cash which is subject to certain post-closing adjustments. The transaction closed on September 27, 1996. The December 31, 1995 financial statements do not include any adjustments as a result of this transaction.

                        REPORT OF INDEPENDENT AUDITORS

The Shareholder of General Electric
Capital Computer Leasing Corporation

  We have audited the accompanying balance sheet of Total Audio Visual Services (a division of General Electric Capital Computer Leasing Corporation) as of September 27, 1996 and the related statements of operations and divisional equity and cash flows for the period from January 1, 1996 to September 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Audio Visual Services as of September 27, 1996, and the results of its operations and its cash flows for the period from January 1, 1996 to September 27, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP
Atlanta, Georgia
December 13, 1996

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                                 BALANCE SHEET

                               SEPTEMBER 27, 1996

                                    ASSETS
Current assets:
 Cash.............................................................. $   248,846
 Accounts receivable, less allowance for doubtful accounts of
  $123,974.........................................................   7,467,173
 Resale inventory..................................................     523,102
 Prepaid commissions...............................................     657,360
 Prepaid expenses and other assets.................................      55,457
 Deferred tax asset................................................     254,916
                                                                    -----------
      Total current assets.........................................   9,206,854
Property and equipment, net........................................  13,104,254
Goodwill, net of accumulated amortization of $576,489..............   3,574,232
Purchased software.................................................     773,678
                                                                    -----------
      Total assets................................................. $26,659,018
                                                                    ===========
                       LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable................................................... $   929,000
Sales tax payable..................................................     381,725
Accrued payroll....................................................     544,871
Vacation accrual...................................................     513,290
Accrued rental expense.............................................     255,374
Accrued hotel commissions..........................................     187,735
Other liabilities..................................................     809,902
                                                                    -----------
      Total current liabilities....................................   3,621,897
Deferred tax liability.............................................     868,514
Due to GECCLC......................................................  21,336,469
Divisional equity..................................................     832,138
                                                                    -----------
      Total liabilities and divisional equity...................... $26,659,018
                                                                    ===========

                 See accompanying note to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                 STATEMENT OF OPERATIONS AND DIVISIONAL EQUITY

           FOR THE PERIOD FROM JANUARY 1, 1996 TO SEPTEMBER 27, 1996

Total revenues..................................................... $39,599,366
Cost of equipment sales............................................   1,811,243
                                                                    -----------
Gross profit.......................................................  37,788,123
                                                                    -----------
Operating expenses:
  Payroll and related expenses.....................................  13,098,248
  Rental expense...................................................   2,169,536
  Commission expense...............................................   6,605,180
  Other operating expenses.........................................   6,333,905
  Depreciation and amortization expense............................   2,710,956
  General and administrative expenses..............................   6,163,315
                                                                    -----------
Total operating expenses...........................................  37,081,140
                                                                    -----------
Operating income...................................................     706,983
Other income (expense):
  Interest expense, net............................................  (1,094,693)
  Other income.....................................................     168,136
                                                                    -----------
Loss before income tax benefit.....................................    (219,574)
Income tax benefit.................................................     (36,291)
                                                                    -----------
Net loss...........................................................    (183,283)
Divisional equity, beginning of period.............................   1,015,421
                                                                    -----------
Divisional equity, end of period................................... $   832,138
                                                                    ===========


                 See accompanying note to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                            STATEMENT OF CASH FLOWS

           FOR THE PERIOD FROM JANUARY 1, 1996 TO SEPTEMBER 27, 1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss......................................................... $  (183,283)
Adjustments to reconcile net loss to net cash provided by
 operating activities:
  Depreciation and amortization expense..........................   2,710,956
  Deferred tax benefit...........................................     (36,291)
  Changes in operating assets and liabilities:
    Decrease in accounts receivable, net.........................     177,384
    Increase in resale inventory.................................    (177,536)
    Increase in prepaid commissions..............................    (305,989)
    Increase in prepaid expenses and other assets................      (6,893)
    Increase in accounts payable.................................     191,677
    Increase in sales tax payable................................       5,710
    Increase in accrued payroll..................................      47,711
    Increase in vacation accrual.................................     116,986
    Increase in accrued rental expense...........................     139,632
    Increase in accrued hotel commissions........................      93,716
    Increase in other liabilities................................     513,248
                                                                  -----------
Net cash provided by operating activities........................   3,287,028
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of software............................................    (597,548)
Purchases of property and equipment..............................  (5,007,642)
                                                                  -----------
Net cash used in investing activities............................  (5,605,190)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from GECCLC.........................................   1,571,494
                                                                  -----------
Net cash provided by financing activities........................   1,571,494
                                                                  -----------
Net decrease in cash.............................................    (746,668)
Cash at beginning of period......................................     995,514
                                                                  -----------
Cash at end of period............................................ $   248,846
                                                                  ===========

                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Total Audio Visual Services ("TAVS" or the "Company") is a division of General Electric Capital Computer Leasing Corporation ("GECCLC"), which is an indirect wholly-owned subsidiary of General Electric Company ("GE"). TAVS is a provider of audio visual equipment rentals and staging services to companies, as well as hotel audio visual outsourcing services in the United States. TAVS enters into short-term rentals of equipment on a daily, weekly and monthly basis. TAVS also sells equipment to customers.

  GECCLC acquired TAVS in September 1994 for a purchase price of approximately $15,000,000. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of net assets of the business acquired was recorded as goodwill and is being amortized straight-line over 15 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

  The Company recognizes revenue for rental and service agreements over the rental period. Sales of equipment are recognized in the period sold.

ACCOUNTS RECEIVABLE

  The September 27, 1996 accounts receivable balance includes unbilled revenue of approximately $1,300,000.

RESALE INVENTORIES

  Inventories are valued at the lower of cost or market using the first-in, first-out method.

PROPERTY AND EQUIPMENT

  Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of related assets. The estimated useful lives of the assets are five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated life.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in 1996; however, the adoption did not have a significant impact on the Company.

GOODWILL

  Goodwill represents the excess of the purchase price over the fair value of businesses acquired and is amortized over a 15 year period using the straight-line method. Amortization expense for 1996 totaled approximately $208,000.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

  Advertising costs are expensed as incurred and totaled approximately $22,000 for the period from January 1, 1996 to September 27, 1996.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions to minimize credit risk. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs periodic evaluations of its customers' financial condition and generally does not require collateral. At September 27, 1996, accounts receivable from hotel and convention centers approximated $2,909,000.

  The carrying amounts reported in the balance sheet for cash, accounts receivable and accounts payable approximate their fair values.

STATEMENT OF CASH FLOWS

  Taxes and interest paid in 1996 were settled through the "Due to GECCLC" account and thus no cash was remitted by the Company for these items.

3. RELATED PARTY TRANSACTIONS

  The amount payable to GECCLC represents a net amount due to various entities of GECCLC for services provided or expenses paid by GECCLC on behalf of the Company offset by cash remitted to GECCLC. GECCLC charged interest to TAVS based upon their monthly budgeted net investment in TAVS using an interest rate of approximately 7.25%.

  GECCLC and several of its divisions provide substantial services to the Company, including treasury, tax, financial reporting, legal, payroll, marketing, and information systems. GECCLC charged the Company $550,000 for these services in the period from January 1, 1996 to September 27, 1996. These charges are allocated based upon headcount, direct cost or the number of transactions processed. In addition, certain employees of GECCLC work exclusively for the Company. As a result, the payroll and related benefits for these employees are rebilled to TAVS.

  Management believes that the basis used for allocating these services is reasonable. However, the terms of these transactions may differ from those that would result from transactions among unrelated parties.

  Certain employees are eligible for GE benefits related to health care, pension and a savings and security plan. GECCLC charges the Company a percentage of labor costs for these benefits. Payroll expenses in 1996 includes approximately $2,200,000 of charges for these benefits.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

4. PROPERTY AND EQUIPMENT

  The components of property and equipment as of September 27, 1996 consists of:

      Equipment leased to others................................... $14,611,446
      Furniture and fixtures.......................................   1,999,938
      Leasehold improvements.......................................   1,615,645
      Vehicles.....................................................     145,860
                                                                    -----------
      Total property and equipment................................. $18,372,889
      Accumulated depreciation and amortization....................  (5,268,635)
                                                                    -----------
                                                                    $13,104,254
                                                                    ===========

5. LEASE ARRANGEMENTS

  TAVS leases office space for periods up to 5 years under operating lease agreements. These leases are subject to price escalations for certain costs. TAVS leases space at hotels for lease periods less than one year which are cancelable. Total rent expense for all such leases was approximately $340,000 for the period from January 1, 1996 to September 27, 1996.

  Future minimum lease payments under the noncancelable operating leases at September 27, 1996, are as follows:

      Twelve months ended September 27,
      1997 ........................................................... $255,467
      1998............................................................  264,239
      1999............................................................  228,529
      2000 ...........................................................  144,550
      Thereafter......................................................      --
                                                                       --------
                                                                       $892,785
                                                                       ========

6. INCOME TAXES

  The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

      Deferred tax asset:
       Net operating loss......................................... $   395,469
       Accrued expenses...........................................     205,316
       Allowance for doubtful accounts............................      49,600
                                                                   -----------
                                                                   $   650,385
      Deferred tax liability:
       Property and equipment..................................... $(1,263,983)
                                                                   -----------
      Net deferred tax liability.................................. $  (613,598)
                                                                   ===========

  Deferred tax assets related to the net operating loss are netted against the long-term deferred tax liability in the accompanying financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The income tax benefit consists of the following components:

      Current.........................................................      --
      Deferred........................................................ $(36,291)
                                                                       --------
                                                                       $(36,291)
                                                                       ========

  The reconciliation of income tax computed at the U.S. federal statutory tax rates to the income tax benefit is as follows:

      Tax expense at statutory rate.................................. $(74,655)
      State income tax net of federal benefit........................   (5,600)
      Non-deductible expenses........................................   43,964
                                                                      --------
                                                                      $(36,291)
                                                                      ========

7. SUBSEQUENT EVENTS

  On September 12, 1996, GECCLC signed an Agreement of Purchase and Sale of Assets to sell certain of the assets of TAVS to Caribiner International, Inc. ("Caribiner") for total consideration of approximately $26.6 million in cash which is subject to certain post-closing adjustments. The transaction closed on September 27, 1996. The September 27, 1996 financial statements do not include any adjustments as a result of this transaction.

[TWO PHOTOGRAPHS APPEAR HERE]

In October, 1995, Caribiner produced the HOLIDAY INN Worldwide Annual Conference in San Antonio, Texas. This four-day event was designed to reward, educate and inform 2,200 delegates made up of hotel owners, partners and franchise holders who came together from around the world. Caribiner drafted speeches, provided speech training, created visual support, produced videos that specifically supported the marketing presentations and provided staging for the event.

[ONE PHOTOGRAPH APPEARS HERE]

Caribiner designed the structure and all visual elements for PHILIP MORRIS' exhibit at the July, 1995 AWMA (American Wholesale Markets Association) trade show. The 30' X 40' booth featured light-boxes, motion message signs, a video wall and interactive kiosks. Attendees were able to access information about Philip Morris' incentive program and their current status in it.

In March, 1995, Caribiner designed and developed a series of training tools for KEY PHARMACEUTICALS' UNI-DUR(Registered Trademark) product launch. The training began in the field before the launch event and continued through activities at the on-site product launch meeting. Training tools included computer based learning modules, a series of video presentations and a continuous computer based learning competition which required the sales representatives to demonstrate their mastery of the UNI-DUR(Registered Trademark) product platform.

[TWO PHOTOGRAPHS APPEAR HERE]

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   12
The Company...............................................................   16
Use of Proceeds...........................................................   17
Price Range of Common Stock and Dividend Policy...........................   18
Capitalization............................................................   19
Unaudited Pro Forma Consolidated Financial Information....................   20
Selected Financial and Operating Data.....................................   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   35
Management................................................................   44
Certain Relationships and Transactions with Related Persons...............   50
Principal and Selling Stockholders........................................   52
Description of Capital Stock..............................................   53
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   56
Legal Matters.............................................................   57
Experts...................................................................   57
Additional Information....................................................   57
Index to Financial Statements.............................................  F-1

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                               1,878,200 SHARES



                                     LOGO
                      [OF CARIBINER INTERNATIONAL, INC.]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                              ALEX. BROWN & SONS
                                 INCORPORATED
                                  FURMAN SELZ
                            SCHRODER WERTHEIM & CO.

                                       , 1997

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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

      SEC registration fee.......................................... $   31,459
      NASD filing fee...............................................     10,882
      New York Stock Exchange listing fee...........................     30,000
      Blue sky fees and expenses....................................      5,000
      Printing and engraving expenses...............................    250,000
      Legal fees and expenses.......................................    350,000
      Accounting fees and expenses..................................    150,000
      Transfer agent and registrar fees.............................     15,000
      Miscellaneous fees and expenses...............................    357,659
                                                                     ----------
          Total..................................................... $1,200,000

  The Company will bear all of the foregoing fees and expenses.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article Seventh of the Certificate) (filed as Exhibit 3.1 to this Registration Statement) eliminates the liability of the Company's directors to the Company and its stockholders, except for liabilities related to a breach of duty of loyalty to the Company and its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any transaction from which the director derives an improper personal benefit and certain other liabilities and, in the event of an amendment to the DGCL, eliminates such personal liability of the Company's directors to the fullest extent permitted by the DGCL, as so amended.

  Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 of the DGCL further provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (a) and
(b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in the second preceding paragraph against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

  The By-Laws (filed as Exhibit 3.2 to this Registration Statement) require the Company, under certain circumstances, to indemnify any person who is, was or has agreed to become a director, officer, employee or agent against expenses, liability and loss actually and reasonably incurred by him. The By-laws also provide that expenses incurred in connection with a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in the By-laws.

  In addition, the Registrant has obtained directors' and officers' reimbursement and liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities. The risks covered by such policies do not exclude liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1993, the Company has issued and sold the following unregistered securities:

  1. From May, 1993 to May, 1994, the Company issued and sold an aggregate of 602,156 shares of Series A Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock"), to 21 officers and employees of the Company for an aggregate purchase price of $10,549 in cash pursuant to award agreements under the Company's 1993 Management Stock Plan (the "Management Stock Plan").

  2. Pursuant to an exchange offer consummated on July 16, 1993, with certain shareholders of Ingleby Communications Corp. ("ICC"), the Company exchanged shares of Common Stock for shares of the common stock of ICC. An aggregate of 1,869,525 shares of Common Stock were issued to 24 holders of ICC common stock in exchange for an aggregate of 4,753,287 shares of ICC common stock.

  3. From August, 1993 through November, 1995 the Company issued to Warburg as further inducement to make a term loan to the Company of up to $10 million, warrants to purchase an aggregate of 534,505 shares of Common Stock with a weighted average exercise price per share of $3.16.

  4. From October, 1994 through July, 1995 the Company issued and sold an aggregate of 33,222 shares of Non-Voting Common Stock to two officers and employees of the Company for an aggregate purchase price of $8,730 in cash pursuant to award agreements under the Management Stock Plan.

  5. In November, 1995, the Company issued and sold an aggregate of 87,210 shares of Non-Voting Common Stock to 35 officers and employees of the Company for an aggregate purchase price of $130,625 in cash pursuant to award agreements under the Management Stock Plan.

  6. In April, 1996, the Company granted to an employee options to purchase 2,500 shares of Common Stock at an exercise price per share of $25.6875 pursuant to a stock option agreement under the Company's 1996 Stock Option Plan. Pursuant to the terms of such stock option agreement, one-third of such options vest and become exercisable in April, 1997; one-third of such options vest and become exercisable in April, 1998 and one-third of such options vest and become exercisable in April, 1999.

  7. On June 6, 1996 the Company issued an aggregate of 31,821 shares of Common Stock to Mark P. Fitzgerald, Warren F. Moore II and Richard C. Hunt in connection with the purchase of substantially all of the assets, and the assumption of certain of the liabilities, of Lighthouse, Ltd. at a price per share of the Common Stock of $31.425, which represented the average of the closing price of the Common Stock for the five business days preceding June 5, 1996.

  8. In July, 1996, the Company granted to 112 employees options to purchase an aggregate of 140,000 shares of Common Stock at an exercise price per share of $28.875 pursuant to stock option agreements under the Company's 1996 Stock Option Plan. Pursuant to the terms of such stock option agreements, one-third of such options vest and become exercisable in July, 1997; one-third of such options vest and become exercisable in July, 1998 and one-third of such options vest and become exercisable in July, 1999.

  9. In September, 1996, the Company granted to two employees options to purchase an aggregate of 8,900 shares of Common Stock at an exercise price per share of $40.375 pursuant to stock option agreements under the Company's 1996 Stock Option Plan. Pursuant to the terms of such option agreements, options to purchase 1,600 shares of Common Stock are presently exercisable. In addition, pursuant to the terms of such stock option agreements, options to purchase the remaining 7,300 shares vest and become exercisable one-third in September, 1997, one-third in September, 1998 and one-third in September, 1999; provided, however, that options to purchase 4,800 of such 7,300 shares vest and become exercisable only upon the satisfaction of certain performance criteria to be established by the Board of Directors of the Company.

  10. In October, 1996, the Company granted to an employee options to purchase 28,000 shares of Common Stock at an exercise price per share of $44.75 under the Company's 1996 Stock Option Plan.

  11. In November, 1996, the Company issued 497 shares of Common Stock at a price per share of $25.125 to Mr. Langton pursuant to the Non-Employee Directors Stock Plan. Pursuant to such Plan, the number of shares of Common Stock issued was determined by dividing $12,500 by $25.125 (the average of the high and low sales price per share of the Common Stock on the date of Mr. Langton's appointment to the Board of Directors (April 11, 1996)). In addition, in November, 1996, the Company issued to Mr. Langton options to purchase 9,000 shares of Common Stock at an exercise price per share of $42.625.

  12. In November, 1996, the Company granted to an employee options to purchase 5,000 shares of Common Stock at an exercise price per share of $42.625.

  13. On December 20, 1996, the Company issued an aggregate of 15,495 shares of Common Stock to Jonathan Rome in connection with the purchase of all of the common stock of Rome Network, Inc. at a price per share of the Common Stock of $48.40, which represented the average of the closing price of the Common Stock for the five business days preceding December 19, 1996.

  14. On January 31, 1997, the Company issued an aggregate of 29,940 shares of Common Stock to Donald D. Blumberg, David L. Blumberg, Denise L. Tendle and Deborah Meehan in connection with the purchase of all of the common stock of Blumberg Communications Inc. at a price per share of the Common Stock of $48.09, which represented the average of the closing price of the Common Stock for the thirty business days preceding January 30, 1997.

  Except as set forth above, since January 1, 1993, the Company has made no offers or sales of its unregistered securities.

  There were no underwriters employed in connection with any of the transactions set forth above.

  Other than the transactions described above in Items 1, 2, 4 and 5, all of the transactions described above were effected in reliance upon an exemption from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act on the basis that such transactions did not involve any public offering. The transactions described in Items 1, 4 and 5 were effected in reliance upon the exemption from the registration requirements pursuant to Rule 701 promulgated under the Securities Act. The transaction described in Item 2 was effected in reliance upon the exemption from the registration requirements pursuant to Rule 506 of Regulation D promulgated under the Securities Act. The recipients of securities in each of the transactions described above represented their intentions to acquire the securities for investment only and not with a view to sell or offer for sale the securities in connection with any distribution thereof and appropriate legends were affixed to the securities issued in all such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS:

       EXHIBIT
        NUMBER                       DESCRIPTION OF DOCUMENT
       -------                       -----------------------
            1.1  Form of Purchase Agreement
        ****3.1  Second Restated Certificate of Incorporation of the Registrant
                 filed March 15, 1996 with the Secretary of State of the State of Delaware
       *****3.2  Second Amended and Restated By-Laws of the Registrant
       *****4    Specimen of Certificate of Common Stock of the Registrant
            5    Opinion of Schulte Roth & Zabel LLP (including the consent of such firm) regarding the legality of the securities being
                 offered
      *****10.1  1996 Stock Option Plan of the Registrant
        ***10.2  Form of Stock Option Agreement
      *****10.3  Non-Employee Directors' Stock Plan of the Registrant
      *****10.4  Employment Agreement, dated as of October 1, 1995, between the
                 Registrant and Raymond S. Ingleby
      *****10.5  Employment Agreement, dated as of December 1, 1995, between the Registrant and Arthur F. Dignam
      *****10.6  Employment Agreement, dated as of December 1, 1995, between the Registrant and Mark M. Cohen
        ***10.7  Employment Agreement, dated as of July 25, 1995, between the
                 Registrant and Brian Shepherd
        ***10.8  Employment Agreement, dated October 14, 1996, between the
                 Registrant and Lawrence P. Golen
         **10.9  Credit Agreement, dated as of December 4, 1996, among the
                 Registrant, Caribiner, Inc., the lenders named therein and the
                 Chase Manhattan Bank, as agent (schedules and exhibits
                 omitted--the Registrant agrees to furnish a copy of any such schedule and exhibit to the Securities and Exchange Commission upon request)
      *****10.10 Stockholders Agreement, dated as of March 15, 1996, among the
                 Registrant, Warburg, Pincus Investors, L.P. and Raymond S.
                 Ingleby
        ***11.1  Statement Regarding Computation of Pro Forma Net Income Per
                 Common Share (for the years ended September 30, 1994, 1995 and
                 1996)
        ***11.2  Statement Regarding Computation of Supplementary Pro Forma Net
                 Income Per Common Share (for the years ended September 30,
                 1995 and 1996)
         **11.3  Statement Regarding Computation of Earnings (Loss) Per Common
                 Share (for the three months ended December 31, 1995 and 1996)
         **11.4  Statement Regarding Computation of Supplementary Pro Forma Net
                 (Loss) Income Per Common Share (for the three months ended
                 December 31, 1995 and 1996)

      EXHIBIT
      NUMBER                       DESCRIPTION OF DOCUMENT
      -------                      -----------------------
       **21   Subsidiaries of the Registrant
         23.1 Consent of Schulte Roth & Zabel LLP (included as part of Exhibit
              5 hereto)
         23.2 Consent of Ernst & Young LLP (New York, New York), independent auditors
         23.3 Consent of Ernst & Young (London, England), Chartered Accountants
         23.4 Consent of Ernst & Young LLP (Atlanta, Georgia), independent auditors

--------
** Previously filed as an exhibit to this Registration Statement on Form S-1 (No. 333-18327).
*** Included as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended September 30, 1996, as amended, and incorporated herein by reference.
**** Included as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1996 and incorporated herein by reference.
***** Included as an exhibit to the Registrant's Registration Statement on Form
      S-1 (No. 33-80481) and incorporated herein by reference.

  (b) SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULES:

  The Supplemental Financial Statement Schedules have been intentionally omitted because they are either not required or the information has been included in the Notes to the Consolidated Financial Statements included as part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes as follows:

    1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    2. The undersigned registrant hereby undertakes that:

      (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (b) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (c) It will provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 26, 1997.
                                          CARIBINER INTERNATIONAL, INC.

                                                  /s/ Raymond S. Ingleby
                                          By___________________________________
                                            Name: Raymond S. Ingleby
                                            Title: Chairman of the Board
                                                 andChief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


       /s/ Raymond S. Ingleby        Chairman of the Board, Chief  February 26, 1997
____________________________________   Executive Officer and
         Raymond S. Ingleby            Director
                 *                   Executive Vice President,     February 26, 1997
____________________________________   Chief Financial and
          Arthur F. Dignam             Administrative Officer and
                                       Secretary (Principal
                                       Financial and Accounting
                                       Officer)
                 *                   Director                      February 26, 1997
____________________________________
           Errol M. Cook
                 *                   Director                      February 26, 1997
____________________________________
           Sidney Lapidus
                 *                   Director                      February 26, 1997
____________________________________
         David E. Libowitz
                 *                   Director                      February 26, 1997
____________________________________
          Bryan D. Langton

     /s/ Raymond S. Ingleby
By:____________________________
       Raymond S. Ingleby
        Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                     DESCRIPTION OF DOCUMENT
  -------                     -----------------------
       1.1  Form of Purchase Agreement
   ****3.1  Second Restated Certificate of Incorporation of the
            Registrant filed March 15, 1996 with the Secretary of State of the State of Delaware
  *****3.2  Second Amended and Restated By-Laws of the Registrant
  *****4    Specimen of Certificate of Common Stock of the Registrant
       5    Opinion of Schulte Roth & Zabel LLP (including the consent of such firm) regarding the legality of the securities
            being offered
 *****10.1  1996 Stock Option Plan of the Registrant
   ***10.2  Form of Stock Option Agreement
 *****10.3  Non-Employee Directors' Stock Plan of the Registrant
 *****10.4  Employment Agreement, dated as of October 1, 1995, between the Registrant and Raymond S. Ingleby
 *****10.5  Employment Agreement, dated as of December 1, 1995, between the Registrant and Arthur F. Dignam
 *****10.6  Employment Agreement, dated as of December 1, 1995, between the Registrant and Mark M. Cohen
   ***10.7  Employment Agreement, dated as of July 25, 1995, between the Registrant and Brian Shepherd
   ***10.8  Employment Agreement, dated October 14, 1996, between the
            Registrant and Lawrence P. Golen
    **10.9  Credit Agreement, dated as of December 4, 1996, among the
            Registrant, Caribiner, Inc., the lenders named therein and the Chase Manhattan Bank, as agent (schedules and exhibits omitted--the Registrant agrees to furnish a copy of any
            such schedule and exhibit to the Securities and Exchange
            Commission upon request)
 *****10.10 Stockholders Agreement, dated as of March 15, 1996, among the Registrant, Warburg, Pincus Investors, L.P. and Raymond
            S. Ingleby
   ***11.1  Statement Regarding Computation of Pro Forma Net Income Per
            Common Share (for the years ended September 30, 1994, 1995 and 1996)
   ***11.2  Statement Regarding Computation of Supplementary Pro Forma
            Net Income Per Common Share (for the years ended September
            30, 1995 and 1996)
    **11.3  Statement Regarding Computation of Earnings (Loss) Per
            Common Share (for the three months ended December 31, 1995 and 1996)
    **11.4  Statement Regarding Computation of Supplementary Pro Forma
            Net (Loss) Income Per Common Share (for the three months
            ended December 31, 1995 and 1996)

      EXHIBIT
      NUMBER                       DESCRIPTION OF DOCUMENT
      -------                      -----------------------
       **21   Subsidiaries of the Registrant
         23.1 Consent of Schulte Roth & Zabel LLP (included as part of Exhibit
              5 hereto)
         23.2 Consent of Ernst & Young LLP (New York, New York), independent auditors
         23.3 Consent of Ernst & Young (London, England), Chartered Accountants
         23.4 Consent of Ernst & Young LLP (Atlanta, Georgia), independent auditors

--------
** Previously filed as an exhibit to this Registration Statement on Form S-1 (No. 333-18327).
*** Included as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended September 30, 1996, as amended, and incorporated herein by reference.
**** Included as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1996 and incorporated herein by reference.
***** Included as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-80481) and incorporated herein by reference.